                                                      REGISTRATION NO. 333-13905
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1

                               AMENDMENT NO. 2 TO

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                             RESOURCE AMERICA, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                                    Delaware
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                      679
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                   72-0654145
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

    1521 Locust Street, Fourth Floor, Philadelphia, PA 19102 (215) 546-5005 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------
                   MICHAEL L. STAINES, SENIOR VICE PRESIDENT
                             Resource America, Inc.
                        1521 Locust Street, Fourth Floor
                             Philadelphia, PA 19102
                                 (215) 546-5005
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------
                                WITH COPIES TO:

                          J. BAUR WHITTLESEY, ESQUIRE
                            Ledgewood Law Firm, P.C.
                         1521 Locust Street, Suite 800
                             Philadelphia, PA 19102
                             LEE MEYERSON, ESQUIRE
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017

                               ------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


               SUBJECTION TO COMPLETION, DATED NOVEMBER 22, 1996


PROSPECTUS
                                      LOGO

                             RESOURCE AMERICA, INC.

                        1,200,000 SHARES OF COMMON STOCK

     Resource America, Inc., a Delaware corporation (the "Company"), is offering hereby 1,200,000 shares of its Common Stock. The Common Stock is quoted on the
Nasdaq National Market ("Nasdaq") under the symbol "REXI." On November   , 1996,
the last sale price of the Common Stock, as reported by Nasdaq, was $ per share. See "Price Range of Common Stock and Dividend Policy." It is currently anticipated that the public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the public offering price.

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
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
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
                                              PRICE TO        UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT(1)        COMPANY(2)
-----------------------------------------
Per Share................................         $                $                 $
Total(3).................................         $                $                 $

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(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated
    to be $          .

(3) The Company has granted the several Underwriters a 30-day option to purchase up to 180,000 additional shares of Common Stock to cover over-allotments. If all such shares of Common Stock are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."


     The shares of Common Stock are offered by the Underwriters, subject to receipt and acceptance by the Underwriters, approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares of Common
Stock will be made in New York, New York on or about December   , 1996.


                            ------------------------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

               The date of this Prospectus is             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of such documents may be obtained through the Commission's Internet address at http://www.sec.gov. The Company's Common Stock is authorized for quotation on Nasdaq and, accordingly, such materials and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission under the Securities Act a Registration Statement on Form S-1 (including all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Secretary, Resource America, Inc., 1521 Locust Street, Fourth Floor, Philadelphia, Pennsylvania 19102. Telephone requests may be directed to the Secretary at (215) 546-5005.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information set forth herein
(i) assumes that the Underwriters' overallotment option is not exercised, and
(ii) gives effect to 6% stock dividends paid in January 1996 and April 1996 and a five-for-two stock split (effected in the form of a 150% stock dividend) in May 1996. References to the "Company" in this Prospectus include the Company and its consolidated subsidiaries, unless the context otherwise requires.

                                  THE COMPANY

GENERAL

     The Company is a specialty finance company engaged in three lines of business: the acquisition and resolution of commercial real estate loans, "small ticket" commercial equipment leasing, and energy operations, including natural gas and oil production. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry. Following the acquisition of a significant ownership position in the Company by new stockholders in 1988 and the appointment of new senior management (including the current Chairman, who has been a senior officer of banking and other financial institutions for the past 30 years), the Company evaluated alternative strategies to expand and diversify its operations (particularly in light of the declining attractiveness of the energy business to small investors following the 1986 changes to the federal tax law).

     Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two business lines (asset acquisition and resolution, and equipment leasing) that it believes meet these criteria.

     The Company was organized in 1947. Its executive offices are located at 1521 Locust Street, Philadelphia, Pennsylvania 19102, and its telephone number is (215) 546-5005.

ASSET ACQUISITION AND RESOLUTION

     The Company's asset acquisition and resolution business involves the purchase at a discount of relatively small (generally $1 million to $5 million in purchase price) troubled commercial real estate loans from private market sellers (primarily financial institutions), and the restructuring and refinancing of those loans. These loans typically involve legal and other disputes among the lender, the borrower and/or other parties in interest, and generally are secured by properties which are unable to produce sufficient cash flow to fully service the loans in accordance with the original lender's loan terms. Since entering this business in 1991, the Company's loan portfolio has increased to $100.5 million (before discounts) at September 30, 1996. During the fiscal years ended September 30, 1994, 1995 and 1996, the Company's yield on its net investment in loans acquired (including gains on refinancings and sales of participations) equalled 30.8%, 34.6% and 36.2%, respectively, while its gross profits from its loan activities (that is, revenues from loan activities minus costs attributable thereto and less depreciation, depletion and amortization, but without allocation of corporate overhead) for fiscal 1994, 1995 and 1996 were $2.3 million, $5.3 million and $6.7 million, respectively.

     The Company seeks to reduce the amount of its own capital invested in loans after their acquisition, and to enhance its returns, through prompt refinancing of the properties underlying its loans, or through sale at a profit of senior participations in its loans (typically on a recourse basis). At September 30, 1996, senior lenders held outstanding obligations of $38.7 million secured by properties with an aggregate appraised value of $68.2 million, resulting in a ratio of senior lien obligations-to-appraised value of property of 56.7%. Currently, the operating cash flow coverage on the required debt service on refinancings and participations (exclusive of proceeds from such refinancings or participations) is 160.8%. The balance of operating cash flow is, pursuant to agreements with the borrowers, retained by the Company as debt service on the outstanding balance of the Company's loans. See "Business -- Asset Acquisition and Resolution: Loan Status."

EQUIPMENT LEASING

     In September 1995, the Company entered the commercial leasing business through its acquisition of the leasing subsidiary of a regional insurance company. This acquisition provided the Company with a servicing portfolio of approximately 520 individual leases held by six leasing partnerships which provided the Company with a servicing revenue stream of $1.1 million during fiscal 1996. More importantly, through this acquisition the Company acquired an infrastructure of operating systems, computer hardware and proprietary software (generally referred to as a "platform"), as well as personnel, which the Company is utilizing to develop a commercial leasing business for its own account.

     In order to develop this business, in early 1996 the Company hired a team of four experienced leasing executives, including the former chief executive officer of the U.S. leasing subsidiary of Tokai Bank, a major Japanese banking institution. The Company's strategy in developing its leasing business is to focus on leases with equipment costs of between $5,000 to $100,000 (with a targeted average transaction of approximately $15,000 per lease) ("small ticket" leasing) and to market its equipment leasing product through vendor programs with equipment manufacturers likely to generate $10 million or less annually in equipment leases, regional distributors and other vendors. The Company has currently entered into vendor program relationships with five vendors: Minolta Corporation (copiers), Celsis Incorporated (microbial testing systems), American Marabacom Communications (Teleco) (telephone systems), CSi (test equipment) and ATI Communications (telephone systems). The Company believes that this market is under-served by equipment lessors, banks and other financial institutions, affording the Company a niche market with significant growth potential. From the inception of leasing activity for its own account in June 1996 through September 30, 1996, the Company has received 271 lease proposals involving equipment with an aggregate cost of $6.5 million, approved 118 such proposals involving equipment with an aggregate cost of $2.5 million, entered into 39 transactions involving equipment with an aggregate cost of $711,000 and had 21 such proposals pending involving equipment with an aggregate cost of $1.3 million.

     According to the Equipment Leasing Association of America ("ELA"), a leading industry trade association, approximately 80% of all United States businesses lease some portion of their equipment. Leasing enables a company to obtain the equipment it needs, while preserving cash flow and often receiving favorable accounting and tax treatment. The Company believes that small businesses are becoming more aware of the economic benefits offered by equipment leasing, and that small business leasing will therefore become an increasingly important segment of the leasing market.

ENERGY OPERATIONS

     The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At September 30, 1996, the Company had a net investment of $11.3 million in its energy operations, including interests in 769 individual wells owned directly by the Company or through 52 partnerships and joint ventures managed by the Company. While the Company has focused its business development efforts on its specialty finance operations over the past several years, its energy operations historically have provided a steady source of revenues and tax benefits.

                                  THE OFFERING

Common Stock offered.......  1,200,000 shares(1)

Common Stock to be
outstanding after the
Offering...................  3,094,761 shares(1)(2)

Use of Proceeds............  For general corporate purposes, including the acquisition of additional commercial real estate loans for the Company's portfolio and expansion of the Company's equipment leasing operations. See "Use of Proceeds."

Nasdaq National Market
Symbol.....................  REXI

Risk Factors...............  An investment in the shares of Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 8 hereof for information that should be considered by prospective purchasers of the Common Stock offered hereby.
---------------

(1) Assumes that the Underwriters' over-allotment option to purchase up to 180,000 shares of Common Stock is not exercised.

(2) Does not give effect to any future exercise of outstanding warrants to purchase up to 983,150 shares of Common Stock or employee stock options to purchase up to 348,316 shares of Common Stock. See "Description of Capital Stock -- Warrants" and "Security Ownership of Certain Beneficial Owners and Management."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                        AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,
                                                                  -------------------------------------------------------
                                                                   1992        1993        1994        1995        1996
                                                                  -------     -------     -------     -------     -------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Asset acquisition and resolution:
    Interest(1).................................................. $   182     $   606     $ 1,401     $ 3,422     $ 2,853
    Fees.........................................................      --          --          25         963         675
    Gains on refinancings and sales of participations(2).........      --          --       1,096       1,729       3,643
                                                                  -------     -------     -------     -------     -------
      Total......................................................     182         606       2,522       6,114       7,171
  Equipment leasing(3)...........................................      --          --          --          --       4,466
  Energy production..............................................   3,474       3,409       3,442       3,452       3,421
  Energy services................................................   2,676       2,445       2,080       1,880       1,736
  Interest.......................................................     231         106         136         148         197
                                                                  -------     -------     -------     -------     -------
      Total revenues.............................................   6,563       6,566       8,180      11,594      16,991
Costs:
  Asset acquisition and resolution...............................     230         114         248         801         521
  Equipment leasing(3)...........................................      --          --          --          --       2,339
  Energy production and exploration..............................   1,921       1,735       2,004       1,732       1,582
  Energy services................................................   1,247       1,106       1,131       1,027         869
  General and administrative.....................................   1,890       1,841       1,901       2,265       2,087
  Other..........................................................      81        (342)        340       1,090         871
                                                                  -------     -------     -------     -------     -------
      Total expenses.............................................   5,369       4,454       5,624       6,915       8,269
  Income before income taxes, depreciation, depletion and
    amortization.................................................   1,194       2,112       2,556       4,679       8,722
  Depletion, depreciation and amortization.......................   1,700       1,478       1,347       1,335       1,369
  Income (loss) before income taxes..............................    (506)        634       1,209       3,344       7,353
  Net income.....................................................    (406)        590       1,309       2,714       5,147
SEGMENT PROFITABILITY (LOSS):(4)
Asset acquisition and resolution.................................     (82)        455       2,237       5,263       6,612
Equipment leasing(3).............................................      --          --          --          --       1,923
Energy production................................................     265         553         461         798       1,058
Energy services..................................................   1,181       1,167         653         515         585
Corporate........................................................  (1,740)     (1,393)     (2,105)     (3,207)     (2,761)
BALANCE SHEET AND OTHER DATA:
Assets:
  Current assets................................................. $ 6,679     $ 2,150     $ 3,985     $ 3,924     $ 6,106
  Net investment in energy property and equipment................  14,576      13,542      12,786      11,964      11,265
  Net investment in real estate loans............................   1,827       7,329      10,386      17,991      21,798
  Net other assets...............................................   1,858       2,210       7,639       3,671       4,790
                                                                  -------     -------     -------     -------     -------
      Total assets...............................................  24,940      25,231      34,796      37,550      43,959
Liabilities:
  Current liabilities............................................     989         723       1,355       1,329       1,664
  Long term debt.................................................     972         813       8,627       8,523       8,966
  Deferred income taxes..........................................     416         834         674       1,147       2,206
                                                                  -------     -------     -------     -------     -------
      Total liabilities..........................................   2,377       2,370      10,656      10,999      12,836
Stockholders' equity.............................................  22,563      22,861      24,140      26,551      31,123
Stockholders' equity per common share(5)(6)......................   11.43       11.59       12.52       14.21       16.43
Assets under management:
  Real estate(7).................................................   2,163      13,303      26,328      52,955     100,520
  Leasing(8).....................................................      --          --          --      25,994      24,212
  Energy(9)......................................................  37,500      38,500      36,067      33,688      32,147
SELECTED RATIOS:
Operating ratios:
  Return on equity...............................................    (1.8)%       2.6%        5.4%       10.2%       16.5%
  Yield on net real estate investment(10)........................     9.5%       12.1%       30.8%       34.6%       36.2%
Balance sheet ratio:
  Real estate loan to value(11)..................................    94.4%       82.0%       79.1%       77.5%       85.7%
PER COMMON SHARE INFORMATION:
Net income (loss) - primary(12).................................. $  (.21)    $   .30     $   .64     $  1.23     $  1.88
Net income (loss) - fully diluted(13)............................ $  (.21)    $   .30     $   .62     $  1.18     $  1.87
Cash dividends...................................................     .13          --          --         .09         .38

 (1) Interest income includes accreted discounts of $0, $256,000, $602,000, $1.2 million and $954,000 for the fiscal years ended September 30, 1992, 1993, 1994, 1995 and 1996, respectively.

 (2) Includes gains of $0, $1.729 million and $3.643 million during fiscal years 1994, 1995 and 1996, respectively, relating to sales of loan participations on a recourse basis.

 (3) Reflects primarily revenues from equipment leasing partnerships acquired by the Company in September 1995 (see "Business -- General"). The Company did not begin originating equipment leases for its own account until June 1996; accordingly, future results may not be comparable to historical data.

 (4) Represents revenues from the segment minus costs from the segment and less depreciation, depletion and amortization attributable to the segment, but without allocation of corporate overhead. For additional segment information, including operating profit (loss) after allocation of corporate overhead, see Note 11 to the Consolidated Financial Statements.

 (5) Based on shares outstanding of 1.975 million, 1.973 million, 1.928 million,
     1.869 million and 1.895 million at September 30, 1992, 1993, 1994, 1995 and
     1996, respectively.

 (6) Fully diluted stockholders' equity per common share at September 30, 1996, which was calculated by assuming that all shares of Common Stock issuable under warrants and options were issued and the proceeds received by the Company upon exercise were added to shareholders' equity, was $11.45.

 (7) Represents the stated, or face, amount of outstanding loans plus accrued interest and penalties.

 (8) Represents the net book value of assets held by the six equipment leasing limited partnerships managed by the Company.

 (9) Represents the original cost of assets held by the 52 energy partnerships and joint ventures managed by the Company.

(10) Calculated as gross asset acquisition and resolution revenues (including gains on refinancings and sales of participations) divided by the average book cost of asset acquisition and resolution assets. See
     "Business -- Asset Acquisition and Resolution: Accounting for Discounted Loans."

(11) Calculated as the aggregate amount of loans outstanding with respect to any property (including all loans with liens senior to or of the same seniority as the loan interest held by the Company) divided by the appraised value of the property.

(12) Based on weighted average common shares and common share equivalents of
     1.975 million, 1.990 million, 2.076 million, 2.235 million and 2.757 million at September 30, 1992, 1993, 1994, 1995 and 1996, respectively.

(13) Based on weighted average common shares and common share equivalents of
     1.975 million, 1.990 million, 2.117 million, 2.293 million and 2.763 million at September 30, 1992, 1993, 1994, 1995 and 1996, respectively.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. THE CAUTIONARY STATEMENTS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS SHOULD BE READ AS ACCOMPANYING FORWARD-LOOKING STATEMENTS INCLUDED UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS" AND ELSEWHERE HEREIN. THE RISKS DESCRIBED IN THE STATEMENTS SET FORTH BELOW COULD CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

GENERAL

     Ability to Generate Funding for Growth. The Company's future growth will be largely dependent upon the continued availability of funds to acquire and resolve commercial real estate loans and to fund equipment lease transactions. To date, funding for the Company's asset acquisition and resolution operations has been derived from internally generated funds, the sale of a senior note to Physicians Life Insurance Company of Ohio ("PICO"), sales by the Company of participations in its portfolio loans and borrowers' refinancing of their mortgage obligations. It is anticipated that funding for the Company's asset acquisition and resolution operations (in addition to proceeds from this offering) will continue to be derived from internally generated funds and existing third-party sources, although the Company may seek additional third-party sources in the future.

     Funding for the Company's equipment leasing operations will be obtained through third-party warehouse financing (full recourse, short-term borrowings secured by the underlying equipment and repaid with the proceeds of permanent funding) and third-party permanent funding (both bank term loans and securitization of lease portfolios). Although the Company has an initial $20 million credit facility for the Company's leasing operations, the Company's ability to draw down the full amount of this facility is limited until such time as the Company's equity investment in its leasing subsidiary is increased substantially over the current level. A portion of the net proceeds of this offering is expected to be used to make substantially all of such equity investment. See "Use of Proceeds" and "Business -- Sources of Funds."

     The availability of third-party financing for each of the Company's specialty finance businesses will be dependent upon a number of factors over which the Company has limited or no control, including general conditions in the credit markets, the size and liquidity of the market for the types of real estate loans or equipment leases in the Company's portfolio and the respective financial performance of the loans and equipment leases in the Company's portfolio. Although the Company believes that the additional capital provided by this offering will enhance both the number of funding sources available to it and the total amount of funding obtainable, there can be no assurance that the Company will be able to generate funding on satisfactory terms and in acceptable amounts.

     Ability to Generate Growth Opportunities. The Company's growth will also depend on its continued ability to generate attractive opportunities for acquiring commercial real estate loans at a discount and to originate equipment leases. In each area, the Company will rely primarily upon the knowledge, experience and industry contacts of its senior management to generate investment opportunities. See "Management." There can be no assurance that the Company will continue to generate opportunities satisfactory to it or sufficient to sustain growth or that, in its asset acquisition and resolution activities, the Company will be able to acquire loans in the same manner, on similar terms or at similar levels of discount as its current portfolio loans. The availability of loans for acquisition on terms acceptable to the Company will be dependent upon a number of factors over which the Company has no control, including economic conditions, interest rates, the market for and value of properties securing loans which the Company may seek to acquire, and the willingness of financial institutions to dispose of troubled or under-performing loans in their portfolios.

     Credit Risks. Mortgage loans and equipment leases are subject to the risk of default in payment by borrowers and lessees. Upon a default, the Company will have the responsibility of seeking to recover outstanding loan or lease balances through foreclosure, repossession of equipment or similar procedures. With respect to any particular commercial real estate loan or equipment lease, instituting any of these procedures could adversely impact the Company's yield on such loan or lease. There can be no assurance that, in the event of default, the amount realizable from the property securing a defaulted loan or the equipment subject to a defaulted lease will be sufficient to recover amounts invested by or owed to the Company (including the residual value assigned to leased equipment). See "Risk Factors -- Asset Acquisition and Resolution
Considerations: Lien Priority" and "-- Equipment Leasing Considerations:
Residuals."

     The Company's real estate mortgage loans are typically not the general obligations of the borrower and, accordingly, in seeking to collect amounts owed on a loan, the Company must rely solely on the value of the property underlying the loan to satisfy the obligation. This value will be affected by numerous factors beyond the Company's control, including general or local economic conditions, neighborhood values, interest rates, operating expenses (such as real estate taxes and insurance costs), occupancy rates and the presence of competitive properties. In addition, most of the Company's loans require a substantial lump sum payment at maturity. The ability of a borrower to pay a lump sum, and thus the ability of the Company to collect promptly all amounts due upon maturity, may be dependent on the borrower's ability to obtain suitable refinancing or otherwise raise a substantial amount of cash which, in turn, will depend upon factors (such as those referred to previously) over which the Company has no control. To the extent that the Company has sold a participation in a loan, or the loan has been refinanced, the Company will typically retain a subordinated interest in the loan, which may be unsecured. See "Risk
Factors -- Asset Acquisition and Resolution Considerations: Lien Priority." Such retained interests are subject to materially increased risks of collection upon default. In addition, most of the loan participations that the Company has sold to date have been sold on a recourse basis. See "Risk Factors -- Asset Acquisition and Resolution Considerations: Sales of Participations to Insurance Company."

     The Company anticipates that many of the end-users of the equipment it leases for its own account will be small businesses which may not be able to supply the kinds of financial information available from larger firms, and which may be more susceptible to changes in economic conditions or have lesser financial resources with which to meet lease obligations than larger firms. Although the Company will seek to mitigate this risk through the use of its Small Business Credit Scoring System, its Fidelity Asset Tracking System and loan servicing and collection procedures (see "Business -- Equipment Leasing:
Small Ticket Leasing"), there can be no assurance that the Company will not be subject to higher risks of default than firms leasing to larger entities.

     Competition. In each of its business operations, the Company is subject to intense competition from numerous competitors, many of whom possess far greater financial and other resources than the Company. See "Business -- Asset Acquisition and Resolution: Competition," "-- Equipment Leasing: Competition" and "-- Energy: Competition." The Company will also have to compete for the capital necessary to fund both its asset acquisition and resolution and equipment leasing operations based largely upon the performance of its portfolio loans and equipment leases. See "Risk Factors -- General: Credit Risks."

ASSET ACQUISITION AND RESOLUTION CONSIDERATIONS

     Troubled Status of Loans and Underlying Properties. The Company seeks to acquire commercial real estate loans at a discount from both the unpaid principal and interest amounts of the loans and the appraised value of the underlying properties. As a consequence, the Company will often be involved with loans which are the subject of contentious and often complex disputes among various parties regarding application of cash flow from the underlying properties, loan terms, lease terms or similar matters, or which are secured by properties that, while income producing, are unable to generate sufficient revenues to pay the full amount of debt service under the original loan terms. Although prior to acquisition the Company will generally negotiate with the borrower or other parties in interest and, where appropriate, make financial accommodations to take into account the operating conditions of an underlying property, resolve outstanding disputes and ensure the Company's control of the cash flow from the underlying property, there can be no assurance that the underlying property will not be subject to recurrence of the problems which existed prior to the Company's acquisition of the loan, or other problems.

     Lien Priority. Although the Company normally acquires first mortgage loans, it is not limited as to the lien priority of a loan which it may acquire. Moreover, a lender refinancing a loan in the Company's portfolio will typically require, as a condition to its refinancing (the proceeds of which generally are paid to the Company, see "Business -- Asset Acquisition and Resolution: Sale of Participations and Refinancings"), that the Company's remaining interest in the loan be subordinated to such lender's interest and unsecured. The Company currently holds twenty-three junior lien loans or subordinated participations, six of which, aggregating $14.6 million (after loan amounts attributable to senior lien interests), are not formally secured by recorded mortgages (although they are protected by either judgment liens, unrecorded deeds in lieu of foreclosure, borrowers' covenants not to further encumber the property without the Company's consent, or similar devices). In addition, in certain circumstances, mortgage loans, including first mortgage loans, may be subject to mechanics', materialmen's or government liens which may be prior in right of payment to liens held by the Company. To the extent that either the lien securing a loan is junior to other liens encumbering an underlying property or the loan is unsecured, the Company will be subject to greater risks of loss upon a default. See "Risk Factors -- General: Credit Risks." In the event of a default on a senior mortgage, the Company may make payments, if it has the right to do so, in order to prevent foreclosure on the senior mortgage, increasing its investment cost without necessarily improving its lien position.

     In the event of a foreclosure, the Company will only be entitled to share in the net proceeds after the payment of all senior lienors, including senior mortgagees, and holders of mechanics', materialmens' and government liens. It is therefore possible that the total amount which may be recovered by the Company upon a foreclosure may be less than the outstanding balance of the loan or the Company's investment in the loan, with resultant loss to the Company. It is also possible that, in some cases, a "due on sale" clause included in a senior mortgage, which accelerates the amount due under the senior mortgage in case of the sale of the property, may apply to the sale of the property upon foreclosure of a junior loan, and may accordingly increase the risks to the Company in the event of a default by the borrower on the junior loan.

     Environmental Liabilities. In the event of a default on a portfolio loan, the Company may acquire the underlying property through foreclosure. There is a risk that hazardous substances, wastes, contaminants or pollutants would be discovered on the foreclosed property after acquisition by the Company. In such event, the Company might be required to remove such substances from the property at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of the affected property or the loan secured by the property, that the Company would have adequate remedies against the prior owner or other responsible parties or that the Company would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.

     Disposition of Loan Interests. After the Company has acquired a loan, the Company will typically sell a participation in the loan, or assist the borrower in obtaining third-party refinancing, while retaining an interest in the loan. Although the sale of a participation or a refinancing often results in the return of the entire amount of (or, in some cases, more than) the Company's investment in the loan (including amounts advanced to the borrower after loan acquisition; see "Business -- Asset Acquisition and Resolution: Acquisition and Administration"), in most such sales or refinancings a reduced portion of the Company's investment in the loan remains unrecovered. Based upon the appraised value of the properties underlying the loans, the Company believes that it will recover amounts substantially in excess of the Company's remaining invested capital; however, there can be no assurance that, upon termination of the loan, the borrower will be able to repay the loan in an amount equal to or in excess of the Company's remaining investment in such loan or that, if the borrower is not able to do so, the Company will be able to dispose of its remaining loan interest for an amount equal to or in excess of its remaining investment or that the property underlying the loan can be disposed of for an amount equal to or in excess of the interests of senior lienors and the Company's remaining investment.

     Sales of Participations to Insurance Company. Nine of the current participations in the Company's portfolio of loans have been sold to PICO. Pursuant to the terms of these sales (the "PICO Sales"), if the borrower under any such loan defaults in the payment of debt service, the Company is required to replace the defaulted obligation with a performing one. Since the Company has sold participations in, or refinanced, most of its current portfolio of loans, if the Company were required to replace a defaulted participation loan with a performing loan pursuant to the terms of the PICO Sales, it may not be able to do so without acquiring additional commercial real estate loans. If the Company could not fulfill its obligation to PICO pursuant to the terms of the PICO Sales, PICO would have various legal remedies including foreclosure on and sale of the underlying property (see "Risk Factors -- General: Credit Risks"), requiring the Company to repay its participation, or declaring the Senior Note immediately due and payable. There can be no assurance that borrowers on one or more loans that are subject to the PICO Sales will not default on such loans or that in such event, the Company would be able to acquire additional commercial real estate loans to substitute in the PICO participations or, if a replacement loan is not so acquired and substituted, that PICO would not seek to require the Company to repay PICO's participation or declare the Senior Note immediately due and payable.

     Loss Reserves. Since the appraised value of each of the Company's portfolio loans is currently substantially in excess of the outstanding balance of senior liens (including participations) and the Company's outstanding investment, the Company has not to date established any reserves with respect to its portfolio loans. In accordance with generally accepted accounting principles, the Company would establish reserves in its financial statements for losses with respect to its portfolio loans (including losses which may occur if a participation is reacquired by the Company) when it is determined to be probable that a loss has been incurred (i.e. the realizable value of an investment appears to be less than its carrying value on the Company's books). If the Company were to be required to reacquire a participation, and if the value of the underlying property were to decline as a result of the default resulting in the reacquisition (and the Company has not theretofore established reserves with respect thereto), the Company may be required to charge any resulting loss against earnings. There can be no assurance that such a charge would not be material.

     Obligation of Company to Acquire Interest of Existing Senior Lienors. The Company has agreed that a senior lienor with respect to one of the Company's portfolio loans, whose interest existed at the time the Company acquired its loan (and to which the Company's loan is subject), may require the Company to purchase its interest on or after June 30, 2001 for an amount equal to the outstanding balance of its interest. Such balance was $1.2 million at September 30, 1996. See "Business -- Asset Acquisition and Resolution: Loan Status." Although the Company anticipates that this interest will be refinanced prior to June 30, 2001, failure to do so will require the Company to seek financing for such a purchase or acquire it with available corporate funds. In addition, the Company is required to repurchase a participation from a senior lienor (in the event that the participation is not repaid, in accordance with its terms, by September 27, 2011) for a price equal to the unpaid principal balance of the participation plus accrued interest. The Company currently anticipates that the participation will be repaid in accordance with its terms. See
"Business -- Asset Acquisition and Resolution: Loan Status" and "-- Sources of
Funds: Participations."

     Possible Fluctuations in Earnings from Asset Acquisition and Resolution Business. A material portion of the Company's revenues from its asset acquisition and resolution business is derived from the sale of participations in, or refinancings of, its portfolio loans. These sales and refinancings are, with respect to any one loan, non-recurring. Accordingly, the Company's ability to recognize these gains in the future will depend upon its continuing ability to acquire loans and the sale of participations in, or refinancings of, such loans. See "Risk Factors -- General: Ability to Generate Growth Opportunities." Moreover, depending upon the timing of portfolio acquisitions and sales of participations or refinancings, the Company's revenues from its asset acquisition and resolution business could be subject to significant fluctuations from period to period. For a discussion of the Company's accounting treatment of sales of participations or refinancings, see "Business -- Asset Acquisition and
Resolution: Accounting for Discounted Loans."

EQUIPMENT LEASING CONSIDERATIONS

     Limited Equipment Leasing Operating History. The Company acquired the equipment leasing operations of The Fidelity Mutual Life Insurance Company ("Fidelity") in September 1995 and, in 1996, the Company expanded these leasing operations to include small ticket equipment leasing for its own account. Although the leasing business acquired by the Company has been in operation since 1986, and the executives primarily responsible for developing the Company's proprietary leasing program have had lengthy experience in the equipment leasing industry (see "Management -- Other Significant Employees"), the Company has only a limited direct experience upon which an evaluation of its prospects in the equipment leasing business can be based. Such prospects must be considered in light of the expenses and difficulties frequently encountered by an acquiror in integrating a newly-acquired business with its other operations, and in expanding the scope of the newly-acquired business.

     Demand for Company's Equipment Lease Financing. The demand for the equipment lease financing provided by the Company is subject to numerous factors beyond the control of the Company, including general economic conditions, fluctuations in interest rate levels and fluctuations in demand for the types of equipment as to which the Company provides equipment lease financing. In addition, the demand for the Company's equipment lease financing will be materially affected by the ability of the Company to market its services to manufacturers, regional distributors and other vendors. See
"Business -- Equipment Leasing: Competition."

     Financing for Equipment Leasing Operations. The Company anticipates that it may be required to provide credit enhancement for debt obligations issued and sold as a part of any warehouse or permanent financing utilized in its equipment leasing operations. See "Risk Factors -- General: Ability to Generate Funding for Growth." These credit enhancements may include cash deposits, funding of subordinated tranches of securitizations, the pledge of additional equipment loans which are funded by the Company's capital, and/or (as is the case with the Company's existing credit facility) a guaranty by the Company and restrictive covenants concerning maintenance by the Company of minimum capital levels or debt to equity ratios. Any such requirements may reduce the Company's liquidity and require it to obtain additional capital. See "Business -- Sources of Funds" for a description of certain terms of the Company's existing equipment leasing credit facility.

     The Company anticipates that warehouse financing will bear interest at variable rates while its permanent funding will typically be at fixed rates set at the time the financing is provided. Accordingly, the Company will be subject to interest rate risk to the extent interest rates increase between the time a lease is funded by warehouse facilities and the time of permanent funding. Increases in interest rates during this period could narrow or eliminate the spread between the effective interest rates on the Company's equipment leases and the rates on the Company's funding, or result in a negative spread.

     Residuals. The Company anticipates that a significant portion of the Company's revenues from leasing operations may result from the sale or re-leasing of equipment upon lease termination or from the extension of lease terms beyond their initial expiration dates ("residuals"). The Company's realization of residuals is subject to numerous factors beyond the Company's control, including equipment obsolescence, excessive supply of similar equipment, reductions in manufacturer's prices for similar equipment, the ability or willingness of a lessee to purchase or re-lease equipment and similar matters, which could materially adversely affect the amount of residuals obtainable by the Company and, accordingly, the operating results and financial condition of the Company. See "Business -- Equipment Leasing: Small Ticket Leasing."

ENERGY INDUSTRY CONSIDERATIONS

     Market for Production. Historically, the availability of a ready market for oil and natural gas, and the price obtained therefor, has depended upon numerous factors including the extent of domestic production, import of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, market demand, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, and other governmental regulation of the production and transportation of natural gas and/or oil. Certain other factors outside the Company's control, such as operational and transportation difficulties of pipeline or oil purchasing companies, may also limit sales. In addition, the marketability of natural gas depends upon the needs of the purchasers to which the producer has access. Depending upon the purchasers' needs, the price obtainable for natural gas produced by the Company, or the amount of natural gas which the Company is able to sell, the revenues of the Company may be materially adversely affected.

     Possible Decline in Production. Production of oil and gas from a particular well generally declines over time until it is no longer economical to produce from the well, at which time the well is plugged and abandoned. Wells which the Company owns or in which it has an interest have been drilled at various times from 1966 to the present. The Company's wells generally have productive lives of 15 to 20 years and have been subject to normal production declines. To date, these declines have been offset largely by the acquisition of additional well interests. However, from 1993 to the date hereof, the Company has participated in the drilling of only a small number of wells. See "Business -- Energy Operations: Exploration and Development." Although, in general, the Company does not anticipate material growth in its energy operations relative to its asset acquisition and resolution and equipment leasing operations, the Company from time to time considers potential acquisitions of energy assets. The Company cannot predict whether the Company will acquire further energy assets or as to the timing or cost thereof.

     Environmental Liabilities. Oil and gas operations are subject to numerous hazards (such as seepage, spillage of well substances such as brine or oil, and escape of oil or gas from wells, tanks or pipelines) which can cause substantial pollution damage to the environment or severely damage the property of others. While the Company maintains liability insurance coverage and has not had a material environmental incident, there can be no assurance that incidents will not occur in the future or that the liability resulting therefrom will not be substantial.

IMPORTANCE OF KEY EMPLOYEES

     The Company's future success will depend upon the continued services of the Company's senior management and, with respect to its leasing operations, the Chairman and Chief Executive Officer of its leasing subsidiary. The unexpected loss of the services of any of these management personnel could have a material adverse effect upon the Company. See "Management." The Company does not maintain key man life insurance on, nor (except for Mr. Bernstein, the Chairman and Chief Executive Officer of its leasing operations) does it have employment agreements with, any of its senior management.

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of the offering, Edward E. Cohen, the Company's Chairman, President and Chief Executive Officer, will own beneficially 19.56% (23.98% including shares subject to outstanding options held by Mr. Cohen) of the Company's Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." As a result, Mr. Cohen will have a significant influence upon the activities of the Company, as well as on all matters requiring approval of the shareholders, including electing or removing members of the Company's Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and changing the Company's dividend policy.

RESTRICTION ON PAYMENT OF DIVIDENDS

     Under the terms of the Senior Note, dividend payments by the Company are subject to certain restrictions. See "Price Range of Common Stock and Dividend Policy" and "Business -- Sources of Funds."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of this offering, the Company will have 3,094,761 shares (3,274,761 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock outstanding. All of such shares will be freely tradeable without restriction or further registration under the Securities Act by persons other than affiliates (as that term is defined in the Securities Act) of the Company; 659,090 shares or 21.30% of the Company's Common Stock outstanding upon consummation of the offering (20.13% if the Underwriters' over-allotment option is exercised in full) will be owned by executive officers and directors of the Company and their affiliates. Pursuant to Rule 144 under the Securities Act, these persons may sell such shares subject to the volume and other restrictions contained in such Rule. In addition to the foregoing, 1.331 million shares of Common Stock have been reserved for issuance upon the exercise of outstanding warrants held by PICO (an officer of which is a director of the Company) and management stock options. See "Description of Capital Stock -- Warrants." PICO has demand and piggy-back registration rights with respect to shares underlying its warrants. See "Description of Capital Stock -- Warrants." The Company's executive officers and directors, their affiliates, PICO and the Company have agreed not to sell any shares of Common Stock (including shares issuable pursuant to exercise of options or warrants) for certain specified periods from the date of this Prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., as representative of the Underwriters. See "Underwriting." No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or availability of such shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

DILUTION RESULTING FROM WARRANT AND OPTION EXERCISES

     The Company has outstanding warrants for the purchase of 983,150 shares of Common Stock at exercise prices of $3.38 per share (561,800 shares) and $4.18 per share (421,350 shares). See "Description of Capital Stock -- Warrants." The Company also currently has outstanding management options to purchase 348,316 shares of Common Stock at prices ranging from $2.76 to $9.01 per share. Since the exercise prices for these options and warrants are less than the current book value per share of the Common Stock ($16.43 per share, exclusive of options or warrants, at September 30, 1996) and substantially less than the public offering price per share of the Common Stock being offered hereby, it is likely (depending on the book value per share of the Common Stock at the time of exercise) that the exercise of these options and warrants will have a substantial dilutive effect on the book value of the Common Stock. If all of such warrants and options had been exercised at September 30, 1996, the Company's pro forma book value per share of Common Stock at that date would have been $11.45.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common
Stock offered hereby, based upon an initial offering price of $          per
share and after deducting the underwriting discount and estimated offering
expenses, are estimated to be $          ($          if the Underwriters'
over-allotment option is exercised in full).

     The Company intends to use the net proceeds for general corporate purposes, including the acquisition of additional discounted commercial real estate loans for its portfolio and expansion of its equipment leasing operations. While the Company has not specifically allocated the net proceeds among its operations, it
is currently anticipated that $     million will be allocated to its asset
acquisition and resolution operations and $     million to its equipment leasing
operations. There can, however, be no assurance that the allocation, as finally made, will not differ from what is anticipated, or that such differences will not be material. The final allocation will depend upon numerous factors, including the availability of attractive opportunities to acquire commercial real estate loans, the funding needs of the equipment leasing operations and the availability of other funding sources for any of the Company's operations.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

     The Company's Common Stock is quoted on Nasdaq under the symbol "REXI." The following table sets forth the high and low sale prices, as reported by Nasdaq, on a quarterly basis for the Company's last two full fiscal years and for the first quarter of fiscal 1997 through October 31, 1996.

                                                                          HIGH       LOW
                                                                         ------     ------
    1997 (fiscal)
    -------------
    First Quarter (through October 31, 1996)...........................  $15.00     $12.25

    1996 (fiscal)
    -------------
    Fourth Quarter.....................................................   17.50      12.00
    Third Quarter......................................................   21.19      12.83
    Second Quarter.....................................................   16.23       7.83
    First Quarter......................................................    8.63       6.58

    1995 (fiscal)
    -------------
    Fourth Quarter.....................................................    8.68       4.80
    Third Quarter......................................................    5.43       4.18
    Second Quarter.....................................................    4.80       4.18
    First Quarter......................................................    4.90       4.18

     Prior to this offering, trading volume in the Company's Common Stock on Nasdaq has been relatively low. The average monthly trading volume in the Company's Common Stock for fiscal years 1995 and 1996, as reported by Nasdaq (and as adjusted for the Company's stock dividends and stock split), was approximately 29,800 shares and 98,000 shares, respectively. No prediction can be made as to the effect, if any, that this offering will have on the market price of the Company's Common Stock or the liquidity or trading volume of the market for the Company's Common Stock after this offering.

     As of October 31, 1996, there were 1,894,761 shares of Common Stock outstanding held of record by 792 persons.

     The Company has paid regular quarterly cash dividends since August 31, 1995, as follows:

                           DIVIDEND PAYMENT DATE                      PER SHARE DIVIDENDS
        ------------------------------------------------------------  -------------------
        August 30, 1996.............................................         $.10
        May 31, 1996................................................         $.10
        February 29, 1996...........................................         $.094
        November 30, 1995...........................................         $.089
        August 31, 1995.............................................         $.089

     The Company declared and paid a 6% stock dividend in January 1996, a 6% stock dividend in April 1996, and effected a five-for-two stock split in the form of a 150% stock dividend in May 1996. For a description of certain restrictions on the Company's ability to pay cash dividends on its Common Stock resulting from the Senior Note, see "Business -- Sources of Funds: The Senior Note."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1996, and as adjusted for the sale of the shares of Common Stock offered hereby at an assumed public offering price of $13.00 per share (the mid-point of the range set forth on the cover page of this Prospectus) and after deduction of underwriting discounts and estimated offering expenses, but assuming no exercise of the Underwriters' over-allotment option.

                                                                     AS OF SEPTEMBER 30, 1996
                                                                    ---------------------------
                                                                      ACTUAL        AS ADJUSTED
                                                                    -----------     -----------
Long-term debt....................................................  $ 8,966,524     $ 8,966,524
Stockholders' equity
     Preferred Stock, $1.00 par value,
     1,000,000 shares authorized,
     none issued..................................................            0               0
     Common Stock, $.01 par value,
     8,000,000 shares authorized,
     1,894,761 shares issued and
     outstanding; 3,094,761 shares,
     as adjusted..................................................       20,472          32,472
     Additional paid-in capital...................................   21,760,695      35,788,695
     Retained earnings............................................   12,458,344      12,458,344
     Less cost of treasury shares.................................   (2,698,985)     (2,698,985)
     Less loan receivable from ESOP...............................     (417,836)       (417,836)
                                                                    -----------     -----------
          Total stockholders' equity..............................   31,122,690      45,162,690
                                                                    -----------     -----------
Total capitalization..............................................  $40,089,214     $54,129,214
                                                                    ===========     ===========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical financial and operating data set forth below for the Company for each of the five years in the period ended September 30, 1996 have been derived from the Company's financial statements which have been audited by the Company's independent public accountants. The information set forth below should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this Prospectus.

                                                                        AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,
                                                                  -------------------------------------------------------
                                                                   1992        1993        1994        1995        1996
                                                                  -------     -------     -------     -------     -------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Asset acquisition and resolution:
    Interest(1).................................................. $   182     $   606     $ 1,401     $ 3,422     $ 2,853
    Fees.........................................................      --          --          25         963         675
    Gains on refinancings and sales of participations(2).........      --          --       1,096       1,729       3,643
                                                                  -------     -------     -------     -------     -------
    Total........................................................     182         606       2,522       6,114       7,171
  Equipment leasing(3)...........................................      --          --          --          --       4,466
  Energy production..............................................   3,474       3,409       3,442       3,452       3,421
  Energy services................................................   2,676       2,445       2,080       1,880       1,736
  Interest.......................................................     231         106         136         148         197
                                                                  -------     -------     -------     -------     -------
    Total revenues...............................................   6,563       6,566       8,180      11,594      16,991
Costs:
  Asset acquisition and resolution...............................     230         114         248         801         521
  Equipment leasing(3)...........................................      --          --          --          --       2,339
  Energy production and exploration..............................   1,921       1,735       2,004       1,732       1,582
  Energy services................................................   1,247       1,106       1,131       1,027         869
  General and administrative.....................................   1,890       1,841       1,901       2,265       2,087
  Other..........................................................      81        (342)        340       1,090         871
                                                                  -------     -------     -------     -------     -------
    Total expenses...............................................   5,369       4,454       5,624       6,915       8,269
Income before income taxes, depreciation, depletion and
  amortization...................................................   1,194       2,112       2,556       4,679       8,722
Depletion, depreciation and amortization.........................   1,700       1,478       1,347       1,335       1,369
Income (loss) before income taxes................................    (506)        634       1,209       3,344       7,353
Net income.......................................................    (406)        590       1,309       2,714       5,147
SEGMENT PROFITABILITY (LOSS):(4)
Asset acquisition and resolution.................................     (82)        455       2,237       5,263       6,612
Equipment leasing(3).............................................      --          --          --          --       1,923
Energy production................................................     265         553         461         798       1,058
Energy services..................................................   1,181       1,167         653         515         585
Corporate........................................................  (1,740)     (1,393)     (2,105)     (3,207)     (2,761)
BALANCE SHEET AND OTHER DATA:
Assets:
  Current assets................................................. $ 6,679     $ 2,150     $ 3,985     $ 3,924     $ 6,106
  Net investment in energy property and equipment................  14,576      13,542      12,786      11,964      11,265
  Net investment in real estate loans............................   1,827       7,329      10,386      17,991      21,798
Net other assets.................................................   1,858       2,210       7,639       3,671       4,790
                                                                  -------     -------     -------     -------     -------
    Total assets.................................................  24,940      25,231      34,796      37,550      43,959
Liabilities:
  Current liabilities............................................     989         723       1,355       1,329       1,664
  Long term debt.................................................     972         813       8,627       8,523       8,966
  Deferred income taxes..........................................     416         834         674       1,147       2,206
                                                                  -------     -------     -------     -------     -------
    Total liabilities............................................   2,377       2,370      10,656      10,999      12,836
Stockholders' equity.............................................  22,563      22,861      24,140      26,551      31,123
Stockholders' equity per common share(5)(6)......................   11.43       11.59       12.52       14.21       16.43
Assets under management:
  Real estate(7).................................................   2,163      13,303      26,328      52,955     100,520
  Leasing(8).....................................................      --          --          --      25,994      24,212
  Energy(9)......................................................  37,500      38,500      36,067      33,688      32,147

                                                                        AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,
                                                                  -------------------------------------------------------
                                                                   1992        1993        1994        1995        1996
                                                                  -------     -------     -------     -------     -------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RATIOS:
Operating ratios:
  Return on equity...............................................    (1.8)%       2.6%        5.4%       10.2%       16.5%
  Yield on net real estate investment(10)........................     9.5%       12.1%       30.8%       34.6%       36.2%
Balance sheet ratio:
  Real estate loan to value(11)..................................    94.4%       82.0%       79.1%       77.5%       85.7%
PER COMMON SHARE INFORMATION:
Net income (loss) - primary(12)..................................   $(.21)       $.30        $.64       $1.23       $1.88
Net income (loss) - fully diluted(13)............................   $(.21)       $.30        $.62       $1.18       $1.87
Cash dividends...................................................     .13          --          --         .09         .38

---------------

 (1) Interest income includes accreted discounts of $0, $256,000, $602,000, $1.2 million and $954,000 for the fiscal years ended September 30, 1992, 1993, 1994, 1995 and 1996, respectively.
 (2) Includes gains of $0, $1.729 million and $3.643 million during fiscal years 1994, 1995 and 1996, respectively, relating to sales of loan participations on a recourse basis.
 (3) Reflects primarily revenues from equipment leasing partnerships acquired by the Company in September 1995 (see
     "Business -- General"). The Company did not begin originating equipment leases for its own account until June
     1996; accordingly, future results may not be comparable to historical data.
 (4) Represents revenues from the segment minus costs from the segment and less depreciation, depletion and amortization attributable to the segment, but without allocation of corporate overhead. For additional segment information, including operating profit (loss) after allocation of corporate overhead, see Note 11 to the
     Consolidated Financial Statements.
 (5) Based on shares outstanding of 1.975 million, 1.973 million, 1.928 million, 1.869 million and 1.895 million at
     September 30, 1992, 1993, 1994, 1995 and 1996, respectively.
 (6) Fully diluted stockholders' equity per common share at September 30, 1996, which was calculated by assuming that all shares of Common Stock issuable under warrants and options were issued and the proceeds received by the Company upon exercise were added to shareholders' equity, was $11.45.
 (7) Represents the stated, or face, amount of outstanding loans plus accrued interest and penalties.
 (8) Represents the net book value of assets held by the six equipment leasing limited partnerships managed by the
     Company.
 (9) Represents the original cost of assets held by the 52 energy partnerships and joint ventures managed by the
     Company.
(10) Calculated as gross asset acquisition and resolution revenues (including gains on refinancings and sales of participations) divided by the average book cost of asset acquisition and resolution assets. See
     "Business -- Asset Acquisition and Resolution: Accounting for Discounted Loans."
(11) Calculated as the aggregate amount of loans outstanding with respect to any property (including all loans with liens senior to or of the same seniority with the loan interest held by the Company) divided by the appraised value of the property.
(12) Based on weighted average common shares and common share equivalents of 1.975 million, 1.990 million, 2.076 million, 2.235 million and 2.757 million at September 30, 1992, 1993, 1994, 1995 and 1996, respectively.
(13) Based on weighted average common shares and common share equivalents of 1.975 million, 1.990 million, 2.117 million, 2.293 million and 2.763 million at September 30, 1992, 1993, 1994, 1995 and 1996, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

     The Company's operating results and financial condition over the past several years reflects its shift in focus from its pre-existing energy businesses to the development of specialty finance businesses. Between the fiscal years 1994 and 1996, the Company's asset acquisition and resolution operations grew from 31% of the Company's gross revenues and 30% of its total assets to 42% of gross revenues and 50% of total assets. Equipment leasing expanded in the year ended September 30, 1996 from 0% of gross revenues and 2% of its total assets to 26% of gross revenues and 5% of its total assets. Oil and gas revenues (including energy services) declined from 68% of the Company's gross revenues in fiscal 1994 to 30% of gross revenues in fiscal 1996, while related assets declined from 37% of total assets to 26% in the same period, as the Company focused its efforts on expanding its asset acquisition and resolution operations and on the development of its equipment leasing operation. While the Company has generated only a small amount of revenue from its leasing operations (as distinguished from its lease servicing and partnership management revenues), it anticipates that both revenues from, and assets used in, its leasing operations will grow significantly during fiscal 1997 (although there can be no assurance that this will be the case; see "Risk Factors -- General:
Ability to Generate Funding for Growth", "-- General: Ability to Generate Growth Opportunities" and "-- Equipment Leasing Considerations").

RESULTS OF OPERATIONS: ASSET ACQUISITION AND RESOLUTION

     The following table sets forth certain information relating to the income recognized on the Company's commercial real estate loan portfolio during the periods indicated:

                                                               YEARS ENDED SEPTEMBER 30,
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     -------     -------
                                                                (DOLLARS IN THOUSANDS)
    Interest...............................................  $  799     $ 2,246     $ 1,899
    Accreted discount......................................     602       1,176         954
    Fees...................................................      25         963         675
    Gains on refinancings and sale of participations.......   1,096       1,729       3,643
                                                             ------     -------     -------
              Total........................................  $2,522     $ 6,114     $ 7,171
                                                             ======     =======     =======
    Average balance of investment, net.....................  $8,179     $17,683     $19,804
    Yield on net average balance...........................   30.8%       34.6%       36.2%

     Revenues from asset acquisition and resolution operations increased to $7.2 million in fiscal 1996 from $6.1 million in fiscal 1995 and $2.5 million in fiscal 1994. These increases were attributable to increases of 111% (1996) and 58% (1995) in gains recognized on the refinancing of loans and sale of participations in loans held by the Company. Fees decreased 30% in 1996 as compared to 1995 and increased significantly in 1995 as compared to 1994 due to a reduction in the number of refinancings of, and sales of participations in, certain of the Company's portfolio loans occurring during 1996 as compared to 1995, and an increase in the number of such refinancings and sales of participations in 1995 as compared to 1994. The Company sold participation interests in or refinanced eight and eleven loans during fiscal years 1996 and 1995 (representing an aggregate Company investment of $21.6 and $13.2 million), respectively, as compared to $1.1 million on the refinancing of one loan (representing an aggregate Company investment of $943,000) in fiscal 1994.

     During fiscal 1996, the Company purchased or originated nine real estate loans, for a total cost of $15.1 million, as compared to seven loans for a total of $13.6 million in fiscal 1995 and two loans for a total of $2.5 million in fiscal 1994. In addition, the Company increased its investment in certain existing loans by $1.7 million in fiscal 1996, $1.3 million in fiscal 1995 and $717,000 in fiscal 1994 for purposes of paying for property improvement costs, unpaid taxes and similar items relating to properties underlying portfolio loans.

All such items had been anticipated by the Company at the time of loan acquisition and were included in its analysis of loan costs and yields. In addition, in fiscal 1996 the Company increased its investment in loans by $535,000 in connection with its repurchase of PICO loan participations to facilitate borrower refinancings and received a note for $317,000 (thus increasing its investment in loans) in connection with granting its consent to the sale (subject to the Company's existing mortgage loan) of another property by a borrower. Asset acquisition and resolution expenses decreased 35% in fiscal 1996 and rose significantly in fiscal 1995 compared to fiscal 1994. The decrease from fiscal 1995 to fiscal 1996 was a result of lower legal costs, which were in turn due to a lesser number of refinancings of, and participations sold in, the Company's portfolio loans. The increase from fiscal 1994 to fiscal 1995 was primarily a result of higher legal and personnel costs associated with the expansion of these operations. As a consequence of the foregoing, the Company's gross profit from asset acquisition and resolution operations increased from $2.3 million for fiscal 1994 to $5.3 million for fiscal 1995 (134%) and to $6.7 million for fiscal 1996 (25%).

RESULTS OF OPERATIONS: EQUIPMENT LEASING

     Equipment leasing revenues recognized to date represent fees (including reimbursement of administrative costs) associated with managing portfolios of equipment leases owned by limited partnerships in which a subsidiary of the Company is a general partner, as well as the Company's pro rata share of income from these partnerships and lease brokerage fees. The Company acquired this business in September 1995 and, accordingly, did not recognize revenues from this sector until after the completion of fiscal 1995. At September 30, 1996, the Company acted as general partner for six limited partnerships which held a total of $24.2 million (book value) in lease assets. For the year ended September 30, 1996, the Company's servicing revenues from these equipment leasing partnerships were $1.1 million and its reimbursement of administrative costs was $1.4 million. The Company also received revenues in the period of $1.3 million from its equity interests in the equipment leasing partnerships and $650,000 from its lease brokerage operations.

     Equipment leasing expenses include costs incurred in the management of equipment leasing partnerships in which the Company is a general partner. In accordance with the terms of the related partnership agreements, the Company is reimbursed by the partnerships for certain general and administrative expenses incurred and allocable, directly or indirectly, to the partnerships. Such reimbursements are included in equipment leasing revenue.

     Expenses associated with the start-up of the Company's "small ticket" equipment leasing operation amounted to $411,000 for the year ended September 30, 1996. This new business segment is expected to grow significantly during fiscal 1997 although there can be no assurance that this will be the case. See "Risk Factors -- General" and "-- Equipment Leasing Considerations."

RESULTS OF OPERATIONS: ENERGY

     Oil and gas revenues from production sales remained essentially constant for fiscal years 1994, 1995 and 1996.

     A comparison of oil and gas sales revenue, daily production volumes, and average sales prices for the years indicated is as follows:

                                                                        YEAR ENDED
                                                                      SEPTEMBER 30,
                                                               ----------------------------
                                                                1994       1995       1996
                                                               ------     ------     ------
    Sales (in thousands)
      Gas(1).................................................  $2,851     $2,762     $2,722
      Oil....................................................     535        610        627
    Production volumes
      Gas (mcf/day)(1).......................................   3,183      3,283      3,184
      Oil (bbls/day).........................................      93        100         93
    Average sales prices
      Gas (per mcf)(1).......................................  $ 2.45     $ 2.31     $ 2.34
      Oil (per bbl)..........................................   15.74      16.74      18.53

---------------

(1) Excludes sales of residue gas, which are typically at a substantial discount to market price, and sales to landowners, which are typically at the retail price to individual consumers (which is substantially in excess of the commercial price received by the Company for its production).

     Natural gas revenues from production sales decreased 1% in fiscal 1996 from fiscal 1995 due to a 3% decrease in production volumes partially offset by a 1% increase in the average price per mcf of natural gas. In fiscal 1995, natural gas revenues decreased 3% as a result of a 6% decrease in the average price per mcf of natural gas partially offset by a 3% increase in production volumes. Oil revenues increased by 3% in fiscal 1996 from fiscal 1995 due to an 11% increase in the average price per barrel which was partially offset by a 7% decrease in production volumes. In fiscal 1995, oil revenues increased by 14% over fiscal 1994 due to a 6% increase in the average price per barrel and a 7% increase in production volumes. Primarily as a result of these price changes, the Company's gross profit from energy production (energy production revenues less energy production and exploration costs) increased from $1.4 million for fiscal 1994 to $1.7 million for fiscal 1995 (20%) and to $1.8 million for fiscal 1996 (7%).

     The Company continues to experience normally declining production from its properties located in New York State. This decline has been almost totally offset by the acquisition of additional well interests in Ohio. The Company participated in the drilling of three successful exploratory wells and two successful developmental wells during fiscal 1996. The impact on revenues from these wells, however, will not be fully realized or reflected on the Company's financial statements until fiscal 1997. In fiscal 1995, the Company participated in the drilling of three successful exploratory wells and recompleted one successful development well whose impact on revenues began to be realized in fiscal 1996. See "Business -- Energy Operations: Exploration and Development."

     Energy services revenues decreased 8% in fiscal 1996 over fiscal 1995 and 10% in fiscal 1995 over fiscal 1994. These decreases resulted from a decrease in the number of wells operated for partnerships managed by the Company.

     A comparison of the Company's production costs as a percentage of oil and gas sales, and the production cost per equivalent unit for oil and gas for fiscal years 1994, 1995 and 1996, is as follows:

    PRODUCTION COSTS                                              1994      1995      1996
    ------------------------------------------------------------  -----     -----     -----
    As a percent of sales.......................................    40%       44%       42%
    Gas (mcf)...................................................  $1.00     $1.06     $1.04
    Oil (bbl)...................................................   6.01      6.36      6.23

     Production costs decreased 5% ($81,000) from fiscal 1995 to fiscal 1996 as a result of a decrease in the number of wells requiring cleanout and workover operations. These operations are conducted on an as-needed basis and, accordingly, costs incurred by the Company may vary from year to year. Production costs increased 10% ($133,000) from fiscal 1994 to fiscal 1995, a result of the acquisition of limited partnership interests in certain oil and gas partnerships for which the Company serves as general partner and increased workover costs in the Company's Ohio fields of operation.

     Exploration costs decreased 30% ($69,000) in fiscal 1996 from fiscal 1995 and 64% ($405,000) in fiscal 1995 from fiscal 1994. The 1996 decrease resulted from a decrease in delay rentals and impairment of lease costs which resulted from a termination of certain leases in New York State in fiscal 1995 and reduced costs relating to dry holes. The 1995 decrease was due to decreases in impairment costs, costs relating to abandonment of non-producing properties and dry hole costs. During fiscal 1996 the Company participated in one exploratory dry hole and had lease impairments and delay rentals totalling $50,000. During fiscal 1995, the Company's participation in two exploratory dry holes and lease impairments, and delay rentals, totalled $145,000. During fiscal 1994, the Company's participation in two exploratory dry holes and the determination that an exploratory well drilled in a previous year was not capable of economic production, along with lease impairments, totalled $547,000.

     Energy service expenses decreased $157,000 (15%) in fiscal 1996 over fiscal 1995 and $105,000 (9%) in fiscal 1995 over fiscal 1994. These decreases resulted from a decrease in the number of wells operated for third parties as a result of normal production declines and well repurchases by the Company.

     Depreciation, depletion and amortization consist primarily of amortization of costs relating to oil and gas properties. Amortization of oil and gas property costs as a percentage of oil and gas revenues was 23% in fiscal 1996, 27% in fiscal 1995 and 28% in fiscal 1994. The variance from year to year is directly attributable to changes in the Company's oil and gas reserve quantities, product prices and fluctuations in the depletable cost basis of oil and gas properties. See Note 2 to the Consolidated Financial Statements.

     As a result of the foregoing, gross profit from energy services decreased from $653,000 for fiscal 1994 to $515,000 for fiscal 1995 and increased to $585,000 for fiscal 1996.

RESULTS OF OPERATIONS: OTHER INCOME (EXPENSE)

     General and administrative expense decreased 8% ($178,000) for the year ended September 30, 1996 as compared to the same period in fiscal 1995 primarily as a result of a decrease in executive compensation due to the death of a senior officer in July 1995. General and administrative expense increased 19% from fiscal 1994 to fiscal 1995. The increase in 1995 was a result of the payment of incentive compensation to executive officers (see "Management -- Executive Officer Compensation").

     Interest expense decreased $219,000 from fiscal 1995 to fiscal 1996, and increased $781,000 from fiscal 1994 to fiscal 1995, reflecting the changes in borrowings to fund the growth of the Company's asset acquisition and resolution operations. In May 1994, the Company privately placed its $8.0 million Senior Note (see "Business -- Sources of Funds"). In December 1994, the Company borrowed $2.5 million from Jefferson Bank and $2.0 million from PICO. The $2.5 million was repaid in June 1995 and the $2.0 million was repaid in September 1995. See "Management -- Certain Relationships and Related Transactions."

     The effective tax rate increased from (8%) in fiscal 1994 to 19% in fiscal 1995 and 30% in fiscal 1996. Both the 1996 and 1995 increases were the result of a continuing decrease in the generation of depletion (for tax purposes) and tax credits in relation to net income. The increase for 1995 also resulted, in part, from the one-time effect in 1994 of the reversal of a previously established valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

     Sources and (uses) of cash for the three years ended September 30, 1996, are as follows:

                                                             1994        1995        1996
                                                            -------     -------     -------
                                                                (DOLLARS IN THOUSANDS)
    Provided by operations................................  $ 2,258     $ 1,578     $ 2,959
    Used in investing activities..........................   (2,518)     (6,113)     (1,060)
    Provided by (used in) financing activities............    2,096       4,395        (202)
                                                            -------     -------     -------
                                                            $ 1,836     $  (140)    $ 1,697
                                                            =======     =======     =======

     The Company had $4.2 million in cash and cash equivalents on hand at September 30, 1996, as compared to $2.5 million at September 30, 1995 and $2.6 million at September 30, 1994. The Company's ratio of current assets to current liabilities was 3.7:1 at September 30, 1996 and 2.9:1 on each of September 30, 1995 and 1994. Working capital at September 30, 1996 was $4.4 million as compared to $2.6 million at both September 30, 1995 and September 30, 1994.

     Cash provided by operating activities increased $1.4 million, or 88% during fiscal 1996, as compared to fiscal 1995, and decreased $681,000, or 30%, during fiscal 1995, as compared to fiscal 1994. The 1996 increase was primarily the result of an increase in operating income in the asset acquisition and resolution and equipment leasing businesses. The decrease in 1995 was primarily the result of decreases in accounts payable and other accrued liabilities.

     The Company's cash used in investing activities decreased $5.1 million or 88% during fiscal 1996, as compared to fiscal 1995, and increased $3.6 million, or 143%, during fiscal 1995, as compared to fiscal 1994. The changes resulted primarily from changes in the amount of cash used to fund asset acquisition and resolution activities. The Company invested $15.1 million, $13.6 million and $2.5 million in the acquisition of nine, seven and two loans in fiscal years 1996, 1995 and 1994, respectively. In addition, the Company advanced funds on existing loans of $1.7 million, $1.3 million and $717,000 in fiscal years 1996, 1995 and 1994, respectively, and in fiscal 1996 increased its investment in certain existing loans by $852,000. See "-- Results of Operations: Asset Acquisition and Resolution," above.

     Proceeds received upon refinancings or the sale of participations amounted to $18.5 million, $10.2 million and $2.1 million in fiscal years 1996, 1995 and 1994, respectively. Cash used for capital expenditures increased $280,000, or 34%, and decreased $219,000, or 21%, during fiscal years 1996 and 1995 over the previous periods. The 1996 increase includes $506,000 in capital expenditures relating to start-up of small ticket leasing operations. The 1995 decrease was due to a decrease in purchases of additional working interests in wells operated by the Company. During fiscal 1995 the Company also invested $877,000 in the acquisition of a leasing company (see Note 10 to the Consolidated Financial Statements). Cost of equipment acquired for lease represents the equipment cost and initial direct costs associated with the start up of small ticket leasing operations. The Company commenced leasing operations for its own account in June 1996 and began to write leases in August 1996.

     The Company's cash flow provided by financing activities decreased $4.6 million during fiscal 1996, as compared to fiscal 1995, and increased $2.3 million in fiscal 1995 as compared to fiscal 1994. During fiscal 1994, the Company issued the Senior Note in the amount of $8.0 million (see
"Business -- Sources of Funds: Senior Note"), of which $5.2 million was pledged, along with seven of the Company's portfolio loans, as collateral and restricted as to its usage. The Company was, however, free to use such restricted cash for the purpose of purchasing additional loans provided such purchased loans were immediately pledged in place of the utilized cash. During fiscal 1995, the Company (i) sold a $2.0 million loan participation, (ii) borrowed $2.5 million and (iii) was able to release for corporate investment purposes $4.9 million of the restricted cash as a result of the purchase of loans for the Company's portfolio.

     In fiscal years 1996 and 1995, $756,000 and $161,000 were paid in dividends, respectively. The determination of the amount of future cash dividends, if any, to be declared and paid is in the sole discretion of the Company's Board of Directors and will depend on the various factors affecting the Company's financial condition and other matters the Board of Directors deems relevant.

INFLATION AND CHANGES IN PRICES

     Inflation affects the Company's operating expenses and increases in those expenses may not be recoverable by increases in finance rates chargeable by the Company. Inflation also affects interests rates and movements in rates may adversely affect the Company's profitability.

     The Company's revenues and the value of its oil and gas properties have been and will continue to be affected by changes in oil and gas prices. Oil and gas prices are subject to fluctuations which the Company is unable to control or accurately predict.

ENVIRONMENTAL REGULATION

     A continued trend to greater environmental and safety awareness and increasing environmental regulation has resulted in higher operating costs for the oil and gas industry and the Company. The Company believes environmental and safety costs will continue to increase in the future. To date, compliance with environmental laws and regulations has not had a material impact on the Company's capital expenditures, earnings or competitive position. The Company monitors environmental laws and believes it is in compliance with applicable environmental regulations. The Company is unable to predict the impact of future laws and regulations on the Company's operations.

                                    BUSINESS

GENERAL

     The Company is a specialty finance company engaged in three lines of business: the acquisition and resolution of commercial real estate loans, commercial equipment leasing, and energy operations, including natural gas and oil production. For approximately 25 years prior to 1991, the Company was principally involved in the energy industry. Following the acquisition of a significant ownership position in the Company by new stockholders in 1988 and the appointment of new senior management (including the current Chairman, who has been a senior officer of banking and other financial institutions for the past 30 years), the Company evaluated alternative strategies to expand and diversify its operations (particularly in light of the declining attractiveness of the energy business to small investors following the 1986 changes to the federal tax law).

     Since 1991, the Company's business strategy has focused on locating and developing niche finance businesses in which the Company can realize attractive returns by targeting well-defined financial services markets and by developing specialized skills to service those markets on a cost-effective basis. To date, the Company has developed two business lines (asset acquisition and resolution, and equipment leasing) that it believes meet these criteria.

     The Company's asset acquisition and resolution business involves the purchase at a discount of relatively small (generally $1 million to $5 million in purchase price) troubled commercial real estate loans from private market sellers (primarily financial institutions), and the restructuring and refinancing of those loans. These loans typically involve legal and other disputes among the lender, the borrower and/or other parties in interest, and generally are secured by properties which are unable to produce sufficient cash flow to fully service the loans in accordance with the original lender's loan terms. Since entering this business in 1991, the Company's loan portfolio has grown to $100.5 million (before discounts) at September 30, 1996. During the fiscal years ended September 30, 1994, 1995 and 1996, the Company's yield on its net investment in loans acquired (including gains on refinancings and sales of participations) equalled 30.8%, 34.6% and 36.2%, respectively, while its gross profits from its loan activities for fiscal years 1994, 1995 and 1996 were $2.3 million, $5.3 million and $6.7 million, respectively.

     The Company seeks to reduce the amount of its own capital invested in loans after their acquisition, and to enhance its returns, through prompt refinancing of the properties underlying its loans, or through sale at a profit of senior participations in its loans (typically on a recourse basis). See "-- Asset Acquisition and Resolution: Accounting for Discounted Loans," below. At September 30, 1996, senior lenders held outstanding obligations of $38.7 million, secured by properties with an aggregate appraised value of $68.2 million, resulting in a ratio of senior lien obligations-to-appraised value of property of 56.7%. Currently, the operating cash flow coverage on the required debt service on refinancings and participations (exclusive of proceeds from such refinancings and participations) is 160.8%. The balance of operating cash flow is, pursuant to agreements with the borrowers, retained by the Company as debt service on the outstanding balance of the Company's loans. See "-- Asset Acquisition and Resolution: Loan Status," below.

     In September 1995, the Company entered the commercial leasing business through its acquisition of the leasing subsidiary of Fidelity. This acquisition provided the Company with a servicing portfolio of approximately 520 individual leases held by six leasing partnerships which provided the Company with a servicing revenue stream of $1.1 million during fiscal 1996. More importantly, through this acquisition the Company acquired an infrastructure of operating systems, computer hardware and proprietary software (generally referred to as a "platform"), as well as personnel, which the Company is utilizing to develop its commercial leasing business for its own account.

     In order to develop this business, in early 1996 the Company hired a team of four experienced leasing executives, including the former chief executive officer of the U.S. leasing subsidiary of Tokai Bank, a major Japanese banking institution. See "Management -- Other Significant Employees." The Company's strategy in developing its leasing business is to focus on leases with equipment costs of between $5,000 to $100,000 (with a targeted average transaction of approximately $15,000 per lease) ("small ticket" leasing) and to market its equipment leasing product through vendor programs with equipment manufacturers likely to generate

$10 million or less annually in equipment leases, regional distributors and other vendors. The Company believes that this market is under-served by equipment lessors, banks and other financial institutions, affording the Company a niche market with significant growth potential. From the inception of leasing activity for its own account in June 1996 through September 30, 1996, the Company has received 271 lease proposals involving equipment with an aggregate cost of $6.5 million, approved 118 such proposals involving equipment with an aggregate cost of $2.5 million, entered into 39 transactions involving equipment with an aggregate cost of $711,000 and, had 21 such proposals pending involving equipment with an aggregate cost of $1.3 million.

     The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At September 30, 1996, the Company had a net investment of $11.3 million in its energy operations, including interests in 769 individual wells owned directly by the Company or through 52 partnerships and joint ventures managed by the Company. While the Company has focused its business development efforts on its specialty finance operations over the past several years, its energy operations historically have provided a steady source of revenues and tax benefits.

ASSET ACQUISITION AND RESOLUTION

  Strategy

     Identification and Acquisition of Troubled Commercial Real Estate
Loans. The Company believes that the success to date of its asset acquisition and resolution business has been due in large part to its ability to identify and acquire troubled commercial real estate loans which, due to legal or factual disputes, operational difficulties or other problems, can be acquired at a discount from the unpaid principal and interest amounts of the loan and the estimated value of the underlying property. A principal part of this strategy is the Company's focus on relatively small commercial loans (generally $1 million to $5 million in purchase price) held by large private sector financial institutions. Due to the small size of these loans relative to a large institution's total portfolio, the lender is often not able, or willing, to devote the managerial and other resources necessary to resolve the problems to which the loans are subject, and thus is sometimes willing to dispose of these loans at prices favorable to the Company. The Company, which offers to acquire a loan quickly and for immediate cash, provides a convenient way for an institution to dispose of these loans and to eliminate future work-out costs. The Company believes that the trend of consolidation in the banking industry may cause an increase in the amount of smaller loans available for sale and provide the Company significant opportunities for growth.

     Efficient Resolution of Loans. The Company believes that a further aspect of its success to date has been its ability to resolve problems surrounding loans it has identified for acquisition. The principal element of this strategy is the cost-effective use of management and third-party resources to negotiate and resolve disputes concerning a troubled loan or the property securing it, and to identify and resolve any existing operational or other problems at the property. To implement this strategy, the Company has taken advantage of the background and expertise of its management (see "Management") and has identified third-party subcontractors (such as property managers and legal counsel; see "Management -- Certain Relationships and Related Transactions") familiar with the types of problems to which smaller commercial properties may be subject and who have, in the past, provided effective services to the Company.

     Refinancing or Sale of Participations in Portfolio Loans. The Company seeks to reduce its invested capital and enhance its returns through prompt refinancing of the properties underlying its loans or through sales, at a profit, of senior participations in its loans. In so doing, the Company has in the past obtained a return of a substantial portion (and in some cases all) of its invested capital, which it will typically seek to reinvest in further loans, while maintaining a significant continuing position in the original loan. See "-- Asset Acquisition and Resolution: Sale of Participations and Refinancings," below. The Company's strategic plan contemplates continued growth in its loan portfolio, in part through the liquidity provided by such sales or refinancings.

     Disposition of Loans. In the event a borrower does not repay a loan when due (whether upon expiration of the Forbearance Agreement or otherwise), the Company will seek to sell the property underlying the loan or otherwise liquidate the loan. In appropriate cases and for appropriate consideration, the Company may agree to further forbearance. See "-- Asset Acquisition and
Resolution: Forbearance Agreements" and "-- Loan Status," below.

  Market for Asset Acquisition and Resolution Services

     The discounted loans acquired by the Company to date are secured by commercial properties (multi-family housing, small office buildings or single-user retail properties) which, while income producing, are unable to fully meet debt service requirements set forth in their initial underwriting. All of the loans have been acquired from private sector entities (banks and other financial institutions or institutional sellers) except for one loan purchased from the United States Department of Housing and Urban Development. Typically, the loans identified by the Company for acquisition (and the properties securing them) have been the subjects of complex and/or contentious legal and other disputes, operational difficulties or other problems demanding commitments of managerial and other resources that are perceived by the selling institutions to be inordinate relative to the comparatively small asset value of these loans.

     The market for asset acquisition and resolution services of the type provided by the Company is, the Company believes, relatively new. A major impetus to this market has been the sales of packages of under-performing and non-performing loans by government agencies, in particular the Resolution Trust Corporation ("RTC") and Federal Deposit Insurance Corporation ("FDIC"). While the need for asset acquisition and resolution services by governmental agencies has declined in recent years (the RTC terminated its loan pool packaging and sales operations on December 31, 1995, and any RTC assets remaining to be sold at that time were transferred to the FDIC for sale), the Company believes (based upon its operations to date) that a permanent market for these services is emerging in the private sector as financial institutions realize that outside specialists may be able to resolve troubled loan assets more cost-efficiently than the institution's internal staff. Moreover, the sale of loan assets provides the institutions with a means of disposing of under-performing loans, thereby obtaining liquidity and improving their balance sheets. The trend has been reinforced, management believes, by consolidation within the banking industry and, within the insurance industry, by the implementation of risk-based capital rules.

  Acquisition and Administration

     Prior to acquiring any loan, the Company conducts an acquisition review. This review includes an evaluation of the adequacy of the loan documentation (for example, the existence and adequacy of notes, mortgages, collateral assignments of rents and leases, and title policies ensuring first or other lien positions) and other available information (such as credit and collateral files). The value of the property securing the loan is estimated by the Company based upon a recent independent appraisal obtained by the borrower, an independent appraisal obtained by the Company, or upon valuation information obtained by the Company and thereafter confirmed by an independent appraisal. One or more members of the Company's management makes an on-site inspection of the property and, where appropriate, the Company will require further inspections by engineers, architects or property management consultants. The Company may also retain environmental consultants to review potential environmental issues. The Company obtains and reviews available rental, expense, maintenance and other operational information regarding the property, prepares cash flow and debt service analyses and reviews all pertinent information relating to any legal or other disputes to which the property is subject. The amount of the Company's offer to purchase is based upon the foregoing evaluations and analyses. The Company generally will not acquire a loan unless
(i) current net cash flow from the property securing the loan is sufficient to yield an immediate cash return on the Company's investment of not less than 10% per annum, (ii) the ratio of the Company's initial investment to the appraised value of the property underlying the loan is less than 80%, (iii) there is the possibility of either prompt refinancing of the loan by the borrower after acquisition, or sale by the Company of a participation, that will result in an enhanced yield to the Company on its (reduced) funds still outstanding (see
" -- Sale of Participations and Refinancings," below), and (iv) there is the possibility of substantial increase in the value of the property underlying the loan over its appraised value, increasing the potential amount of the loan discount recoverable by the Company at loan termination. On occasion, the Company will acquire a loan that does not meet one or more of the criteria specified above if in the Company's judgment other factors make the loan an appropriate investment opportunity. The Company currently has in its portfolio six loans in which the initial investment-to-appraised value of underlying property exceeded 80%. Also, the Company has acquired loans outside of its targeted range of $1 million to $5 million (5 loans were acquired at a lesser cost, while one loan was acquired at a greater cost), and as opportunities arise, may do so in the future. The Company is not limited by regulation or contractual obligation as to the types of properties securing the loans it may seek to acquire, the nature or priority of any lien or other encumbrance it may accept with respect to a property, whether, after sale of a participation or a refinancing, its interest in a loan must continue to be secured, the amount it may invest in any one loan or the ratio of initial investment-to-appraised value of the underlying property.

     As part of the acquisition process, the Company typically resolves disputes relating to the loans or the underlying properties. Through negotiations with the borrower and, as appropriate or necessary, with other creditors or parties in interest, the Company seeks to arrive at arrangements that reflect more closely the current operating conditions of the property and the present strategic position of the various interested parties. Where appropriate, the Company will offer concessions to assure the Company's future control of the property's cash flow free from dispute. These arrangements are normally reflected in a Forbearance Agreement, pursuant to which the Company agrees to defer foreclosure or other action so long as the arrangements reflected in the Forbearance Agreement are met. The Company also seeks to resolve operational problems of the properties by appointment of a property manager acceptable to it (see "-- Asset Acquisition and Resolution: Forbearance Agreements," below, and "Management -- Certain Relationships and Related Transactions") and may advance funds for purposes of paying property improvement costs, unpaid taxes and similar items. Prior to loan acquisition, the Company includes in its pre-acquisition analysis of loan costs and yields an estimate of such advances. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations: Results of Operations: Asset Acquisition and Resolution".

     After acquiring a loan, the Company follows specified procedures to monitor loan performance and compliance. In particular, the Company requires that all revenues from the property underlying the loan be paid into an operating account on which the Company is the sole signatory. All expenditures with respect to a property (including debt service, taxes, operational expenses and maintenance costs) are paid from that account and are reviewed and approved by a senior officer of the Company prior to payment. The Company further requires that its approval be obtained before any material contract or commercial lease with respect to the property is executed. To assist it in monitoring the loan, the Company requires that the borrower prepare a budget for the property not less than sixty days prior to the beginning of a year, which must be reviewed and approved by the Company, and submit both a monthly cash flow statement and a monthly occupancy report. The Company analyzes these reports in comparison with each other and with account activity in the operating account referred to above.

  Sale of Participations and Refinancings

     In evaluating a potential loan, the Company places significant emphasis on the likelihood of its being able to sell a participation on favorable terms after the acquisition and/or the borrower's likely ability, with or without the Company's assistance, to secure favorable refinancing. When a loan is refinanced, or a participation sold, the Company will obtain net refinance or participation proceeds in an amount representing a major portion of (and sometimes exceeding) the amount of its investment in the loan. After such refinancing or sale of a participation, the Company will typically retain an interest in the loan, which is usually subordinated to the interest of the refinance lender or loan participant.

     Where a participation interest is sold, the balance of the Company's loan outstanding at the time of sale remains outstanding, including as a part of that balance the amount of the participation. Thus, the Company's remaining interest effectively "wraps around" the participation interest. Typically, the interest rate on the participation interest is less than the stated rate on the Company's loan. From debt service payments received by the Company, the Company remits to the participant the debt service applicable to its interest, retaining the balance. See "-- Asset Acquisition and Resolution: Loan Status," below. Participations sold during fiscal years 1994 and 1995 to PICO also obligated the Company, in the event of a default on the related loan, to replace it with a performing loan. See "Risk Factors -- Sales of Participations to Insurance Company" and "Business -- Sources of Funds: Participations."

     Where a refinancing is effectuated, the Company reduces the amount outstanding on its loan by the amount of net refinancing proceeds received by it and either converts the outstanding balance of the original note (both principal and accrued interest, as well as accrued penalties) into the stated principal amount of an amended note on the same terms as the original note or retains the original loan obligation as paid down by the amount of refinance proceeds received by the Company. As with participations, the interest rate on the refinancing is less than the interest rate on the Company's retained interest.

     After sale of a participation or a refinancing, the Company's retained interest may not be formally secured by a mortgage (because of conditions imposed by the refinance lender), although it may be protected by a judgment lien, an unrecorded deed-in-lieu of foreclosure, the borrower's covenant not to further encumber the property without the Company's consent, or a similar device. See "Risk Factors -- Asset Acquisition and Resolution Considerations:
Lien Priority" and "-- General: Credit Risks."

  Forbearance Agreements

     On substantially all of its portfolio loans, the Company has entered into Forbearance Agreements with borrowers pursuant to which (i) the Company agrees, subject to receipt of minimum monthly payments, to defer the exercise of existing rights to proceed on the defaulted loan (including the right to foreclose), (ii) the Company directly receives the rents from the underlying property and (iii) the borrower agrees to retain a property management firm acceptable to the Company. As a result of provision (iii), an affiliated company, Brandywine Construction and Management, Inc. ("BCMI") (see
"Management -- Certain Relationships and Related Transactions") has assumed responsibility for supervisory and, in many cases, day to day management of the underlying properties with respect to substantially all of the loans the Company currently owns. In five instances, the President of BCMI has also acted as the general partner of the borrower. The minimum payments required under a Forbearance Agreement (generally related to anticipated cash flow from the property after operating expenses) are normally materially less than the debt service payments called for by the original terms of the loan. The difference between the minimum required payments under the Forbearance Agreement and the payments called for by the original loan terms continues to accrue, but (except for amounts recognized as an accretion of discount; see "-- Asset Acquisition and Resolution: Accounting for Discounted Loans," below) are not recognized as revenue to the Company until actually paid.

     At the end of the term of a Forbearance Agreement, the borrower is required to pay the loan in full. The borrower's ability to do so, however, will be dependent upon a number of factors, including prevailing conditions at the underlying property, the state of real estate and financial markets (generally and as regards the particular property), and general economic conditions. In the event the borrower does not or cannot do so, the Company anticipates that it will seek to sell the property underlying the loan or otherwise liquidate the loan. Alternatively the Company anticipates that it might, in appropriate cases, and for appropriate additional consideration, agree to further forbearance.

     An existing Forbearance Agreement remains in effect with no modifications when the Company sells a participation in a loan. In such instance, the participant's interest is in the loan as modified by the terms of the Forbearance Agreement. However, when a borrower refinances a loan, the Forbearance Agreement is thereby amended to (i) reflect the pay down of the loan balance, (ii) acknowledge the existence of the refinancings and (iii) provide for the continued effectiveness of all provisions of the Forbearance Agreement for the term specified therein, except that where specific provisions of the Forbearance Agreements are inconsistent with the terms of the refinancing, the terms of the refinancing have priority. In some refinancings, the refinance lender may require that the borrower issue an amended note (a "retained interest note") to reflect the reduction of the borrower's indebtedness to the Company and, where applicable, any other revised terms (such as extension of the forbearance period).

  Loan Status

     Of the twenty-four loans in the Company's portfolio, eighteen were acquired as first mortgage loans and six were acquired as junior lien obligations. In accordance with the Company's emphasis on acquiring loans in anticipation of refinancing, borrowers on six of the Company's loans have obtained refinancing, and the Company has sold participations in twelve loans. After such refinancings and sales of participation interests, the Company holds subordinated interests in twenty-three loans, of which six interests are not collateralized by recorded mortgages. See "Risk Factors -- General: Credit Risks" and Note 12 to the Consolidated Financial Statements. The following table sets forth the Company's acquisition and refinancing activity from 1991 (the year the Company commenced its asset acquisition and resolution operations) through September 30, 1996:

                                                                                  OUTSTANDING    APPRAISED VALUE
PROPERTY      TYPE OF                                                   LOAN         LOAN          OF PROPERTY         COST OF
 NUMBER      PROPERTY        LOCATION               SELLER            ACQUIRED   RECEIVABLE(1)   SECURING LOAN(2)   INVESTMENT(3)
--------   -------------  ---------------  -------------------------  --------   -------------   ----------------   -------------
   001     Multifamily    Pennsylvania     Alpha Petroleum Pension
                                             Fund                       1991     $  8,276,838      $  5,300,000      $ 4,597,849
   002     Multifamily    Pennsylvania     CoreStates Bank(9)           1992        1,465,714           800,000          548,995
   003     Multifamily    New Jersey       RAM Enterprises/Glenn
                                             Industries Pension Plan    1993        2,512,965         1,350,000        1,307,962
   004     Multifamily    Pennsylvania     St. Paul Federal Bank for
                                             Savings(12)                1993        1,431,763         1,125,000          842,445
   005     Office         Pennsylvania     Shawmut Bank(9)              1993        5,665,620         1,600,000        1,207,197
   006     Office/Retail  Virginia         Nationsbank(9)               1993        5,426,783         2,425,000        2,294,988
   007     Single User    Minnesota        Prudential Insurance,
           (Retail)                          Alpha Petroleum Pension
                                             Fund                       1993        4,294,167         2,515,000        1,362,421
   008     Multifamily    Pennsylvania     Nomura/Cargill/Eastdil
                                             Realty(13)                 1994        5,261,804         1,950,000        1,612,674
   009     Multifamily    Pennsylvania     Mellon Bank(9)               1995        1,558,308         1,730,000        1,358,884
   010     Multifamily    Pennsylvania     RIVA Financial               1994        1,491,446           800,000          454,856
   011     Office         Washington,      First Union Bank(9)          1995        1,060,532         2,000,000          927,986
                          D.C.
   012     Multifamily    Pennsylvania     CoreStates Bank(9)(12)       1995        2,999,874         1,825,000        1,272,809
   013     Single User    California       California Federal Bank,
           (Commercial)                      FSB                        1995        2,997,375         2,400,000        1,671,695
   014     Office         Washington,      Nomura/Cargill/Eastdil
                          D.C.               Realty(13)                 1995       14,702,547        11,000,000        8,546,218
   015     Condo/         North Carolina   First Bank, South Trust
           Multifamily                       Bank(14)                   1995        3,794,708         3,501,000        2,721,661
   016     Single User    California       Mass Mutual, Alpha
           (Retail)                          Petroleum Pension Fund     1995        6,695,368         3,000,000        2,073,470
   017     Single User    West Virginia    Triester Investments(9)      1996        1,655,757         1,900,000          929,280
           (Retail)
   018     Single User    California       Emigrant Savings Bank,
           (Retail)                          Walter R. Samuels and
                                             Jay Furman(16)             1996        2,887,362         4,555,000        2,148,205
   019     Multifamily    Pennsylvania     Summit Bancorp(9)            1996        4,851,557         4,600,000        3,756,201
   020     Office         New Jersey       Cargill/Eastdil
                                             Realty(13)                 1996        5,977,762         4,100,000        2,799,392
   021     Multifamily    Pennsylvania     Bruin Holdings/Berkeley
                                             Federal Savings Bank       1996        8,158,461         2,700,000        1,518,193
   022     Multifamily    Pennsylvania     FirsTrust FSB                1996        3,269,049         3,250,000        2,284,775
   023     Multifamily    Pennsylvania     Jefferson Bank(8)            1996          606,225           510,000          412,206
   024     Multifamily    Pennsylvania     U.S. Dept. of Housing &
                                             Urban Development          1996        3,477,631         3,300,000        2,528,976
                                                                                 -------------   ----------------   -------------
                                           Totals                                $100,519,616      $ 68,236,000      $49,179,338
                                                                                 ============    ================   ============


---------------

 (1) Consists of the stated, or face value of the obligations plus accrued interest and penalties and the amount of senior secured interests at September 30, 1996.

 (2) The Company generally obtains appraisals on each of its properties at least once every three years. Accordingly (with the exception of one appraisal for property 5, which was completed in July 1993), appraisal dates range from 1994 to 1996.

 (3) Consists of the original cost of the investment to the Company (including acquisition costs and the amount of any senior lien obligation to which the property remained subject) plus subsequent advances, but excludes the proceeds to the Company of the sale of participations or borrower refinancings.

                                                                  COMPANY'S         MATURITY OF LOAN/
   PROCEEDS FROM                                               NET INTEREST IN        EXPIRATION OF
  REFINANCING OR             NET            CARRIED COST       OUTSTANDING LOAN        FORBEARANCE
PARTICIPATIONS SOLD     INVESTMENT(4)     OF INVESTMENT(5)      RECEIVABLES(6)         AGREEMENT(7)
-------------------     -------------     ----------------     ----------------     ------------------
    $ 2,570,000(8)       $ 2,027,849        $  2,410,665         $  5,711,836            12/31/02
        575,000(10)           26,005             179,980              865,714            10/31/98
        627,000              482,963             694,850            1,882,965              1/1/03
        871,000(10)           28,555             226,968              535,763            10/31/98
        940,000(10)          267,197           1,086,709            4,825,620            02/07/01
        840,000            1,454,988           1,537,546            4,537,883             7/31/98
      2,099,000             (736,579)            527,846            2,095,167            12/31/14
        934,300              678,374             721,212            4,148,809            07/31/98
        654,600              704,284             510,608              664,761             11/1/99
        575,000(10)         (120,144)            112,467              891,446              9/2/99
        660,000(10)          267,986             414,360              375,532            09/30/99
        954,000              153,460             747,640            1,731,874             12/2/99
      1,975,000(10)         (303,305)            302,354              997,375              5/1/01
      6,487,000            2,059,218           3,170,843            7,825,020            11/30/98
      2,475,000(8)           246,660             356,147            1,365,705            08/25/00
      2,375,000(10)         (301,550)            428,703            4,295,368            12/31/19
        524,000(8)           930,481             961,756            1,122,557            12/31/18(15)
               (10)
      1,969,000              179,783             782,973              918,362             11/1/98
      3,020,000              736,177             900,017            1,644,145            12/29/00
      2,562,000(11)          237,392           1,536,729            3,377,762              2/7/01
               (10)
      2,010,000             (491,807)            516,036            6,148,461(17)          7/1/16(17)
      1,250,000(8)         1,034,775           1,060,176            2,019,049            10/31/98(18)
        303,000(8)           109,206             110,559              303,225            03/28/01(19)
             --            2,528,976           2,500,624            3,477,631             11/1/22(20)
-------------------     -------------     ----------------     ----------------
    $37,249,900          $12,200,944        $ 21,797,768         $ 61,762,030
=================       ============      ===============      ================

 (4) Represents the unrecovered costs of the Company's investment (calculated as the cash investment made in acquiring the loan plus subsequent advances less cash received from sale of a participation in or borrower refinancing of the loan). Negative amounts represent the receipt by the Company of proceeds from the sale of participations or borrower refinancings in excess of the Company's investment.

 (5) Represents the cost of the investment carried on the books of the Company after accretion of discount and allocation of gains from the sale of a participation in or borrower refinancing of the loan. For a discussion of accretion of discount and allocation of gains, see "Business -- Asset Acquisition and Resolution: Accounting for Discounted Loans."

 (6) Consists of the amount set forth in the column "Outstanding Loan Receivable" less senior secured interests.

 (7) With respect to properties 6, 7, 8, 9, 14 and 19, the date given is for the maturity of the subordinated note for the residual loan balance received by the Company in connection with the refinancing. For the remaining properties, the date given is the expiration date of the related Forbearance Agreement.

 (8) Represents the amount of the senior lien in place on date of acquisition.

 (9) Successor by merger to the Seller.

(10) Participation sold to PICO. See "Risk Factors -- Asset Acquisition and Resolution Considerations: Sales of Participations to Insurance Company" for a discussion of PICO's right, upon a default, to require the Company to substitute a performing loan.

(11) Participation sold to Commerce Bank, N.A. The Company has the obligation to repurchase this participation on or after September 27, 2011 if it is not repaid in accordance with its terms. See "Business -- Sources of Funds:
     Participations."

(12) Seller was a wholly-owned subsidiary of this institution.

(13) Seller was a partnership of these entities.

(14) The positions of these institutions are currently held by Gene M. and Anne
     S. Holbrooks, the guarantors thereof, who acquired these positions as part of the transaction in which the Company made its loan.

(15) The loan acquired consists of a series of notes becoming due yearly through October 31, 2018. The notes are being paid in accordance with their terms and, accordingly, a Forbearance Agreement was not required.

(16) Amounts advanced by the Company were used in part to directly repay the loan of Emigrant Savings Bank; the balance was applied to purchase a note held by Messrs. Samuels and Furman.

(17) The loan acquired consists of twenty-eight separate mortgage loans on thirty-two individual condominium units in a single building. Nine of such loans are due on July 1, 2016, eighteen are due January 1, 2015 and one is due March 1, 2001.

(18) The senior lienor has the right to sell its interest to the Company on or after June 30, 2001 for an amount equal to the outstanding balance of such interest.

(19) Includes a note for $14,948 which is payable to the Company on demand.

(20) Loan maturity date pursuant to a Provisional Workout Arrangement entered into between borrower and the U.S. Department of Housing and Urban Development. Borrower is current under these arrangements as of the date of this Prospectus.

     The following table sets forth the current monthly cash flow from each of the properties underlying the Company's portfolio loans, the monthly debt service payable to participants and refinance lenders and the current monthly payment with respect to the Company's retained interest:

                                 MONTHLY DEBT
                                  SERVICE ON            MONTHLY
             MONTHLY CASH        REFINANCING          PAYMENT TO
PROPERTY      FLOW FROM               OR             THE COMPANY'S
 NUMBER      PROPERTY(1)(2)   PARTICIPATIONS(3)       INTEREST(2)
--------     ------------     ------------------     -------------
 001           $ 30,533            $ 17,626            $  12,907
 002              5,964               4,875                1,089
 003              7,000               6,058                  942
 004              8,107               7,280                  827
 005             12,158               6,825                5,333
 006             21,176               8,021               13,155
 007             20,400              20,400                   --
 008             23,971              10,670               13,301
 009             19,829               7,359               12,470
 010              6,750               4,875                1,875
 011              8,000               5,566                2,434
 012             15,833              10,317                5,516
 013             19,000              15,833                3,167
 014            107,218              58,551               48,667
 015             29,278              27,330                1,948
 016             20,557              19,500                1,057
 017              9,068               5,415                3,653
 018             24,827(4)           15,998                8,829
 019             36,000              25,300               10,700
 020             22,667              20,884                1,783
 021             16,577              16,331                  246
 022             25,408               8,075               17,333
 023              6,206               2,273                3,933
 024             26,777                  --               26,777
             ------------     ------------------     -------------
               $523,304            $325,362            $ 197,942
             ==========       =============          ===========

---------------

(1) "Cash Flow" as used herein is that amount equal to the operating revenues from property operations less operating expenses, including real estate and other taxes pertaining to the property and its operations, and before depreciation, amortization and capital expenditures.
(2) Except as set forth in note (4), monthly cash flow from each of the properties has been calculated as the average monthly amount during the three months ended September 30, 1996.
(3) Monthly debt service consists of required payments of principal, interest and other regularly recurring charges payable to the holder of the refinancing loan or participation.
(4) Includes one-fourth of an annual payment of $110,000 received in December of each year.

     All of the Company's portfolio loans are currently performing in accordance with the terms set forth in their respective Forbearance Agreements or remainder interest notes.

  Accounting for Discounted Loans

     The difference between the Company's cost basis in a loan and the sum of projected cash flows from, and the appraised value of, the underlying property is accreted into interest income over the estimated life of the loan using a method which approximates the level interest method. The projected cash flows from the property are reviewed on a regular basis and changes to the projected amounts reduce or increase the amounts accreted into interest income over the remaining life of the loan on a method approximating the level interest method.

     The Company records the investments in its loan portfolio at cost, which is significantly discounted from the face value of, and accrued interest and penalties on, the notes. This discount totaled $9.8 million, $16.1 million and $40.0 million at September 30, 1994, 1995 and 1996, respectively. The cost basis in the various loans is periodically reviewed to determine that it is not greater than the sum of the projected cash flows and the appraised value of the underlying properties. If the cost basis were found to be greater, the Company would provide, through a charge to operations, an appropriate allowance. For the years ended September 30, 1994, 1995 and 1996, no such provision was required. See "Risk Factors -- Asset Acquisition and Resolution Considerations: Loss Reserves."

     Gains on the sale of a participation in or refinancing of a portfolio loan are allocated between the portion of the loan sold or refinanced and the portion retained based upon the fair value of those respective portions on the date of such sale or refinancing. The fair value of the loan is the current appraised value of the property underlying the loan. Any gain recognized on a sale of a participation or a refinancing is brought into income on the date of such sale or refinancing.

  Competition

     Although the asset acquisition and resolution business is intensely competitive in virtually all of its aspects, the Company's focus on the acquisition of relatively small troubled commercial real estate loans subject to complex and/or contentious situations is a niche in which the Company believes there are relatively few, specialized investors. In the overall market for the acquisition of real estate obligations, however, there are a substantial number of competitors (including investment partnerships, financial institutions, investment companies, public and private mortgage funds and other entities), many of which possess far greater financial resources than the Company. The Company's ability to add to its loan portfolio will depend on its success in obtaining funding for the acquisition of additional mortgages. See "Risk
Factors -- Ability to Generate Funding for Growth." In raising such funds in the financial capital markets, the Company will have to compete for capital based largely on the Company's overall financial performance and, more specifically, the performance of the Company's loan portfolio.

EQUIPMENT LEASING

  General

     The Company conducts its leasing operations through three separate corporate divisions: Fidelity Leasing, Inc. ("FLI"), which conducts the Company's small ticket leasing operations; F.L. Partnership Management, Inc. ("FLPM"), which manages six public leasing partnerships formerly managed by Fidelity; and FL Financial Services, Inc. ("FLFS"), which provides lease finance placement and advisory services. The Company's primary focus is on the development of FLI and its small ticket leasing operation, which has only recently commenced operations. FLPM's operations will be reduced over the next several years as partnership assets are sold and cash is distributed back to the investors. FLPM does not anticipate forming new limited partnerships in the future. FLFS will continue to operate its lease finance placement and advisory business which, while profitable, is not expected to constitute a material source of revenues for the Company.

  Strategy

     Focus on Small Ticket Leasing. The Company focuses on leasing equipment costing between $5,000 and $100,000. By so doing, the Company takes advantage not only of the background and expertise of its leasing management team (which previously had managed the United States small ticket leasing operations of Tokai

Bank; see "Management -- Other Significant Employees"), but also of the servicing platform the Company has acquired and developed, which has the capacity to monitor the large amounts of equipment and related assets involved in a small-ticket leasing operation. In addition, small ticket items represent a substantial portion of the equipment sought by small business, a segment of the end-user market the Company believes is under-served by equipment lessors, banks and other financial institutions, which affords the Company a niche market with significant growth potential (see "-- Focus on Leasing to Small Businesses," below). Moreover, the small size of a typical transaction relative to the Company's total lease portfolio reduces the Company's credit risk exposure from any particular transaction. See "Risk Factors -- General: Credit Risks."

     Focus on Vendor Programs, Particularly with Smaller Manufacturers. The significant majority of equipment leased to end-user customers by the Company will be purchased from manufacturers or regional distributors with whom the Company is establishing vendor programs. In so doing, the Company utilizes the manufacturer's or distributor's sales organization to gain access to the manufacturer's end-user base without incurring the costs of establishing independent customer relationships. The vendor relationship will typically provide for the upgrade, refurbishment and remarketing of equipment purchased and leased by the Company. Through these relationships, and particularly with respect to the vendor's involvement in remarketing the equipment, the Company's profit opportunity from residual sales or re-leasing of equipment is enhanced. The Company is actively pursuing the establishment of multiple vendor programs in an effort to reduce its reliance on any one vendor and, thus, to reduce the risk of tying the success of the Company's leasing operations to the continuation of a relationship with one (or a small group) of vendors. The Company has currently established programs with five manufacturers or distributors. See "-- Small Ticket Leasing," below. The Company emphasizes the establishment of vendor programs with smaller manufacturers (those likely to generate $10 million or less annually in equipment leases) and regional distributors. Historically, the Company's primary competitors, most of whom are far larger than the Company, target vendors with substantially larger leasing volumes. As a result, the Company's targeted group of vendors often do not have a relationship with an equipment finance provider, again offering the Company a market niche with significant growth potential.

     Focus on Leasing to Small Businesses. The Company focuses its marketing programs and resources on lease programs for small business end-users (generally those with 500 or fewer employees). Because small business end-users frequently are unable to provide standardized financial information for credit analysis (for example, audited financial statements), the Company believes that these end-users may be perceived by the Company's larger competitors as less desirable credit risks thereby reducing competition for their business and creating a niche market the Company believes it can profitably serve. The Company has acquired and developed credit evaluation and scoring systems (based upon credit evaluation services provided by Dun & Bradstreet) which it believes significantly reduce the perceived credit risk (see "Business -- Equipment
Leasing: Small Ticket Leasing"). The Company also believes that small business end-users, while sensitive to the size of a monthly lease payment, are less sensitive than large end-users to the interest rate structure of a lease, allowing the Company to increase its yield by lengthening lease terms to lower monthly rent. The Company currently offers lease terms from two to five years to meet the needs of its end-users.

     Focus on Full-Payout Leases. The Company seeks to reduce the financial risk associated with the lease transactions it originates through the use of full payout leases. The principal benefit from this lease format is the repayment to the Company during the lease term of its invested capital plus an amount sufficient to cover its transaction costs and, typically, a return on its invested capital. The Company seeks to substantially increase this return through amounts received upon remarketing the equipment or through continued leasing of the equipment after expiration of the initial lease term. See "Risk Factors -- Equipment Leasing Considerations: Residuals."

     Focus on Providing Service. The Company provides service and support to its small business customers and vendors by seeking to minimize the time required to respond to customer applications for lease financing and by providing sales training programs to its vendors and their sales staff (which it customizes to their particular needs) regarding the use of lease financing for marketing purposes to increase a vendor's equipment sales and market share. The Company has acquired and developed proprietary management systems to assist it in providing lease quotes and application decisions to its customers, generally within 24 hours after receipt of a request.

  Industry Overview

     Equipment leasing is a significant factor in the financing of productive assets by United States businesses. According to the ELA, a leading industry trade association, of the estimated $571.1 billion of such capital expenditures in 1995 (up from $296.2 billion in 1986), $160.7 billion (up from $85.0 billion in 1986) represented lease financing. The ELA further estimates that total capital expenditures will increase to $582.1 billion in 1996, of which $169.1 billion (or 29%) will be acquired through leasing, a leasing growth rate of 5.6%, slightly less than the average annual rate of 6.5%.

     The Company's targeted market is businesses with less than 500 employees and leases involving equipment with a cost of under $100,000. According to studies conducted by the U.S. Small Business Administration, in 1991 there were
5.7 million such businesses and an additional 8.9 million sole proprietorships. A 1995 survey conducted by the Federal Reserve Board found that, in 1993, 9.2% of all small businesses used equipment leasing services (not including vehicle leases), 14.0% used credit lines or loans to acquire equipment and 7.5% obtained one or more leases from a leasing company. Moreover, in a 1995 survey of its membership, the ELA found that 30% of all new leasing volume (by dollar amount) was for equipment costing under $100,000, while 47.8% of all new leasing volume (by number of transactions) was for equipment costing under $100,000.

     According to the ELA, approximately 80% of all United States businesses lease some portion of their equipment. Leasing enables a company to obtain equipment it needs, while preserving cash flow and often receiving favorable accounting and tax treatment. Leasing, particularly with shorter term leases, also provides a lessee with greater flexibility than ownership in the event it outgrows its equipment or requires equipment upgrades. The Company believes that small businesses are becoming more aware of the economic benefits offered by equipment leasing, and that small business leasing will therefore become an increasingly important segment of the leasing market.

  Small Ticket Leasing

     The Company offers full pay-out leases with options, exercisable by the lessee at the end of the lease term, either to purchase the equipment at fair market value, to purchase the equipment for a fixed price negotiated at the time the lease is signed, or to continue as a lessee on a month-to-month basis. A "full pay-out lease" is a lease under which the non-cancelable rental payments due during the initial lease term are at least sufficient to recover the purchase price of the equipment under the lease and related acquisition fees. The Company's leases have a provision which requires the lessee to make all lease payments under all circumstances. The leases are also net leases, requiring the lessee to pay (in addition to rent) any other expenses associated with the use of equipment, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The Company also offers lease terms from two to five years and will consider other lease terms in appropriate circumstances.

     Equipment types initially being financed include telecommunication systems, medical diagnostic and treatment equipment, document processing and storage equipment, small manufacturing machines and office furniture. The Company will vary the equipment categories in which it is willing to lease based upon the demands of its small business customers.

     The Company has developed credit evaluation and lease administration systems based upon systems the Company acquired from Fidelity. The credit evaluation system, known as the "Small Business Credit Scoring System," is intended to respond to the inability of small businesses to supply standardized financial information for credit analysis (for example, audited financial statements). The system operates by assigning point amounts, or "scores," to various factors (such as business longevity, type of business, payment history, bank account balances and credit ratings) deemed relevant by the Company in determining whether an end-user is a creditworthy lessee. The scoring system declines approval of end-users with low scores, approves end-users with high scores and refers mid-range scores to credit analysts for further consideration and decision. Information is obtained from the end-user, from reports by standard credit reporting firms and from reports provided by consumer credit bureaus. The credit scoring system is also based upon industry data and the past experience of the Company and will be reviewed and modified as required in response to actual portfolio performance. Financial statements may be required for larger transactions (in the $30,000 to $100,000 range) as a complement to the scoring system.

     The Company oversees its leasing program through a lease administration and management system, known as the "Fidelity Asset Tracking System." The system currently administers 520 leases with respect to more than 12,500 pieces of equipment for six public leasing partnerships managed by FLPM and has the capacity to administer leases with respect to more than 200,000 pieces of equipment. The system controls invoicing, collection, sales and property taxes and financial and other reporting to management (including reports regarding regular payments, payment shortages, advance payments, security deposits, insurance payments and late or finance charges). The Company will supplement the system with an internal audit department (which will evaluate the safeguarding of assets, reliability of financial information and compliance with the Company's credit policies) and a collection department.

     The Company is marketing its leasing services primarily through the establishment of vendor programs. See "Business -- Equipment Leasing: Strategy:
Focus on Vendor Programs, Particularly with Smaller Manufacturers." The Company has currently entered into vendor program relationships with five vendors:
Minolta Corporation (copiers), Celsis Incorporated (microbial testing systems), American Marabacom Communications (Teleco) (telephone systems), CSi (test equipment) and ATI Communications (telephone systems). Under a typical vendor program, the Company will work with the vendor and the lessee to structure the lease, finance the lease, purchase the related equipment and administer the lease, including providing all billing and collection services (except for private-label leasing, referred to below). At the end of the initial lease term, the Company and the vendor will typically coordinate the re-marketing of the equipment. The Company seeks to establish vendor relationships by (i) obtaining manufacturers' endorsements of the Company's finance programs, (ii) offering inventory financing credit lines to a manufacturer's vendors, (iii) developing customized sales training programs to offer to vendors and (iv) assisting the manufacturers and their vendors in establishing a sales package including the lease financing provided by the Company. The Company anticipates that it will also compete by establishing private-label leasing programs with its vendors. Private-label leasing involves the lease by a vendor of its own equipment on a lease form bearing the vendor's name as lessor (but otherwise identical to the Company's lease form), the sale of the lease and equipment to the Company, and the provision of basic administrative services by the vendor (such as billing and collecting rent). The Company will provide assistance, particularized rental payment structures and other customized lease terms, remarketing, customized invoicing and management information reports. The Company also seeks to develop programs marketing directly to end-user groups, primarily through small business affinity groups or associations, participation in trade shows and conventions, and media advertising.

     It is anticipated that a significant portion of the Company's revenues from leasing operations will be derived from residuals. See "Risk Factors -- Equipment Leasing Considerations: Residuals." The Company anticipates that residuals will principally involve the original end-users; however, equipment not sold or re-leased to end-users will be disposed of in the secondary market. While residual realization is generally higher with original end-users than in the secondary market, the secondary market (essentially, networks of distributors and dealers in various equipment categories) is well developed in the product categories the Company intends to pursue and transactions in these product categories have historically resulted in residual recoveries, on average, equal to the book value of the equipment. Equipment reacquired by the Company prior to lease termination (through lease default or otherwise) will be sold in the secondary market.

  Partnership Management

     The Company acts as the general partner and manager of six public limited partnerships formed between 1985 and 1990 with total assets at September 30, 1996 of $39.9 million, including $24.2 million (book value) of equipment with an original cost of $71.0 million. A seventh partnership wound up its operations in the first quarter of fiscal 1996. The partnerships lease computers and related peripheral equipment to investment grade, middle market, capital intensive companies. The principal stated objective of each of the limited partnerships is to generate leasing revenues for distribution to the investors in the partnerships.

     For its services as general partner, the Company receives management fees, an interest in partnership cash distributions and a reimbursement of specified expenses related to administration of the partnerships (including costs of non-executive personnel, legal, accounting and third-party contractor fees and costs, and costs of equipment used in a partnership's behalf). Management fees range from 3% to 6% of gross rents except that, if leases are full payout leases, management fees range from 1% to 3% of gross rents. In four of the partnerships, management fees are subordinated to the receipt by limited partners of a cumulative annual cash distribution of 11% (two partnerships) or 12% (two partnerships) of the limited partners' aggregate investment. The Company's interest, as general partner, in cash distributions from the partnerships is 5% (one partnership), 3.5% (one partnership) and 1% (four partnerships).

  Finance Placement and Advisory

     The Company also operates a lease finance placement and advisory business which focuses on two related types of leasing transactions: the origination of leases by others and the identification of third-party lease funding sources. Lease transactions generated by the division are generally full payout leases. The Company generally receives between 1% and 4% of the equipment cost at the time the transaction is closed for its services in arranging a transaction. In some of the transactions it generates, the Company also enters into a remarketing agreement that entitles it to fees upon residual sale. During fiscal 1996, lease finance and placement generated revenues of $650,000.

  Competition

     The Company believes that, although the small ticket leasing business has experienced substantial consolidation in the past few years, the business of equipment leasing remains highly competitive. The Company believes, however, that small ticket leasing, to be viable, requires the financing and monitoring of large amounts of equipment and related assets. Because of the complexity and cost of developing and maintaining the platforms and vendor programs to handle such high volumes, the Company believes that there are substantial barriers to others entering into this business. Accordingly, the Company believes that its principal competitors are and will be primarily major financial institutions and their affiliates. The Company also believes that the scale on which these competitors generally operate inhibits their attention to the needs of the Company's targeted market of small manufacturers and regional distributors and provides the Company with an under-served market niche.

ENERGY OPERATIONS

  General

     The Company produces natural gas and, to a lesser extent, oil from locations principally in Ohio, Pennsylvania and New York. At September 30, 1996, the Company had (either directly or through partnerships and joint ventures managed by it) interests in 769 wells (of which the Company operates 579 wells), 310 miles of natural gas pipelines and 66,000 acres of mineral rights. Natural gas produced from wells operated by the Company is collected in gas gathering pipeline systems owned by partnerships managed by the Company (and in which the Company also has an interest) and by systems directly owned by the Company, and is sold to a number of customers, such as gas brokers and local utilities, under a variety of contractual arrangements. Oil produced from wells operated by the Company is sold at the well site to regional oil refining companies at the prevailing spot price for Appalachian crude oil.

  Well Operations

     The following table sets forth information as of September 30, 1996 regarding productive oil and gas wells operated by the Company for the partnerships it manages as well as for its own account both in gross and net to the Company's interest:

                                                               NUMBER OF PRODUCTIVE
                                                                       WELLS
                                                              -----------------------
                                                              GROSS(1)         NET(1)
                                                              --------         ------
        Oil Wells...........................................     186              38
        Gas Wells...........................................     583             397
                                                                 ---             ---
          Total.............................................     769             435
                                                                 ===             ===

---------------

(1) Includes the Company's equity interest in wells owned by 52 partnerships and joint ventures. Does not include royalty or overriding interests held by the Company.

     The following table sets forth net quantities of oil and natural gas produced, average sales prices, and average production (lifting) costs per equivalent unit of production, for the periods indicated, including the Company's equity interests in the production of 52 partnerships and joint ventures, for the periods indicated.

                       PRODUCTION            AVERAGE SALES PRICE     AVERAGE LIFTING COST
                ------------------------     -------------------        PER EQUIVALENT
FISCAL YEAR     OIL (BBLS)     GAS (MCF)     PER BBL     PER MCF            MCF(1)
-----------     ----------     ---------     -------     -------     --------------------
1996              33,862       1,165,477     $18.53       $2.34             $ 1.04
1995              36,420       1,198,245     $16.74       $2.31             $ 1.06
1994              34,002       1,161,685     $15.74       $2.45             $ 1.00
1993              30,788       1,178,727     $18.64       $2.39             $ 1.08

---------------

(1) Oil production is converted to mcf equivalents at the rate of six mcf per barrel.

     Neither the Company nor the partnerships and joint ventures it manages are obligated to provide any fixed quantities of oil or gas in the future under existing contracts.

  Exploration and Development

     The following table sets forth information with respect to the number of wells completed in Ohio and New York (the only areas in which Company drilling activities occurred) at any time during fiscal years 1993, 1994, 1995, and 1996, regardless of when drilling was initiated.

                EXPLORATORY WELLS                     DEVELOPMENT WELLS
         --------------------------------     ---------------------------------
          PRODUCTIVE            DRY             PRODUCTIVE            DRY
         -------------     --------------     --------------     --------------
         GROSS     NET     GROSS     NET      GROSS     NET      GROSS     NET
         -----     ---     -----     ----     -----     ----     -----     ----
1996      3.0      .52      1.0       .29      2.0      1.50       --        --
1995      3.0      .36      2.0       .36      1.0       .87      2.0      1.75
1994      2.0      .18      2.0      1.18       --        --       --        --
1993       --      --        --        --       --        --       --        --

     All drilling has been on acreage held by the Company. The Company does not own its own drilling equipment; rather, it acts as a general contractor for well operations and subcontracts drilling and certain other work to third parties.

  Oil and Gas Reserve Information

     An evaluation of the Company's estimated proved developed oil and gas reserves as of September 30, 1996, was verified by E.E. Templeton & Associates, Inc., an independent petroleum engineering firm. Such study showed, subject to the qualifications and reservations therein set forth, reserves of 12.9 million mcf of gas and 310,000 barrels of oil at September 30, 1996. See Note 13 to the Consolidated Financial Statements.

     The following table sets forth information with respect to the Company's developed and undeveloped oil and gas acreage as of September 30, 1996. The information in this table includes the Company's equity interest in acreage owned by 52 partnerships and joint ventures.

                                                                                   UNDEVELOPED
                                                          DEVELOPED ACREAGE          ACREAGE
                                                          -----------------     -----------------
                                                          GROSS       NET       GROSS       NET
                                                          ------     ------     ------     ------
Arkansas................................................   2,560        403         --         --
Kansas..................................................     160         20         --         --
Louisiana...............................................   1,819        206         --         --
Mississippi.............................................      40          3         --         --
New York................................................  12,861     10,738     14,599     13,558
Ohio....................................................  34,961     28,111     11,335     10,296
Oklahoma................................................   4,243        635         --         --
Pennsylvania............................................   2,365      1,742         --         --
Texas...................................................   4,520        209         --         --
                                                          ------     ------     ------     ------
                                                          63,529     42,067     25,934     23,854
                                                          ======     ======     ======     ======

     The terms of the oil and gas leases held by the Company's managed partnerships and by the Company for its own account vary, depending upon the location of the leased premises and the minimum remaining terms of undeveloped leases, from less than one year to five years. Rentals of approximately $7,600 were paid in fiscal 1996 to maintain leases on such acreage in force.

     The Company believes that the partnership, joint venture and Company properties have satisfactory title. The developed oil and gas properties are subject to customary royalty interests generally contracted for in connection with the acquisition of the properties, burdens incident to operating agreements, current taxes and easements and restrictions (collectively, "Burdens"). Presently, the partnerships and the Company are current with respect to all such Burdens.

     At September 30, 1996, the Company had no individual interests in any oil and gas property that accounted for more than 10% of the Company's proved developed oil and gas reserves, including the Company's interest in reserves owned by 52 partnerships and joint ventures.

  Pipeline Operation

     The Company operates, on behalf of three limited partnerships of which it is both a general and limited partner (in which it owns 13%, 46% and 22% interests), and for its own account, various gas gathering pipeline systems totaling approximately 310 miles in length. Such pipeline systems are located in Ohio, New York and Pennsylvania.

  Well Services

     The Company provides a variety of well services to wells of which it is the operator and to wells operated by independent third party operators. These services include well operations, petroleum engineering, well maintenance and well workover and are provided at rates in conformity with general industry standards.

  Sources and Availability of Raw Materials

     The Company contracts for drilling rigs and purchases tubular goods necessary for the drilling and completion of wells from a substantial number of drillers and suppliers, none of which supplies a significant portion of the Company's annual needs. During fiscal 1995 and fiscal 1996 to date, the Company faced no shortage of such goods and services. The duration of the current supply and demand situation cannot be predicted with any degree of certainty due to numerous factors affecting the oil and gas industry, including selling prices, demand for oil and gas, and governmental regulations.

  Major Customers

     The Company's natural gas is sold under contract to various purchasers. For the year ended September 30, 1996, gas sales to two purchasers accounted for 13% and 29% of the Company's total production revenues. Gas sales to one purchaser individually accounted for approximately 16% and 15% of total revenues from energy production for fiscal years 1994 and 1995, respectively.

  Competition

     The oil and gas business is intensely competitive in all of its aspects. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. Domestic oil and gas sales are also subject to competition from foreign sources. Moreover, competition is intense for the acquisition of leases considered favorable for the development of oil and gas in commercial quantities. The Company's competitors include other independent oil and gas companies, individual proprietors and partnerships. Many of these entities possess greater financial resources than the Company. While it is impossible for the Company to accurately determine its comparative industry position with respect to its provision of products and services, the Company does not consider its oil and gas operations to be a significant factor in the industry.

  Markets

     The availability of a ready market for oil and gas produced by the Company, and the price obtained therefor, will depend upon numerous factors beyond the Company's control including the extent of domestic production, import of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, market demands, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, other governmental regulation of the production and transportation of natural gas and/or oil and the proximity, availability and capacity of pipelines and other required facilities. Currently, the supply of both crude oil and natural gas is more than sufficient to meet projected demand in the United States. These conditions have had, and may continue to have, a negative impact on the Company through depressed prices for its oil and gas reserves.

  Governmental Regulation

     The exploration, production and sale of oil and natural gas are subject to numerous state and federal laws and regulations. Compliance with the laws and regulations affecting the oil and gas industry generally increases the Company's costs of doing business and consequently affects its profitability. Inasmuch as such regulations are frequently changing, the Company is unable to predict the future cost or impact of complying with such regulations. The Company is not aware of any pending or threatened matter involving a claim that it has violated environmental regulations which would have a material effect on its operations or financial position.

SOURCES OF FUNDS

     Historically, the Company has relied upon internally generated funds to finance its growth. Since 1992, internally generated funds have been augmented by refinancings of the Company's portfolio loans by borrowers. See
"Business -- Asset Acquisition and Resolution: Sale of Participations and Refinancings." The Company has also obtained funds by the issuance, in May 1994, of an $8 million principal amount 9.5% Senior Note due 2004 to PICO, by the sale, in fiscal years 1995 and 1996, of $12 million of participations in the Company's portfolio loans to PICO and by the sale, in fiscal 1996, of a $2 million participation in a portfolio loan to Commerce Bank, N.A. ("Commerce"). In addition, the Company has entered into an initial

$20 million credit facility for its equipment leasing operations. See "Risk Factors -- General: Ability to Generate Funding for Growth."

     The Senior Note. The Senior Note is secured by substantially all of the Company's oil and gas properties and nine of the Company's portfolio loans. Under the agreement pursuant to which the Senior Note was sold, the Company may not, without the holder's consent: (i) sell, lease or dispose of all or substantially all of the Company's assets; (ii) merge or consolidate with any entity other than a Company affiliate, unless the entity assumes and complies with the covenants in the note agreement; (iii) incur debt senior to the Senior Note or debt secured by any assets pledged as security for the Senior Note; (iv) pay dividends on Common Stock where such dividends, together with any other dividends previously paid in the same fiscal year, are more than the Company's net income (before extraordinary gain or income items but after extraordinary deduction or loss items) for the immediately preceding fiscal year; and (v) issue any class of stock senior to the Common Stock. The Company also agreed to
(a) maintain a debt to equity ratio of not more than 1.5 to 1; (b) maintain a ratio of operating cash flow to interest due on the Senior Note of not less than
1.5 to 1; (c) maintain the value of the assets pledged as security for the Senior Note at 170% of the Senior Note's outstanding principal balance; and (d) use its best efforts to cause the nomination of one person designated by the Senior Noteholder to the Company's board of directors and the investment committee thereof. John R. Hart, a director of the Company and a member of the investment committee of the board of directors, is the person currently designated. See "Management -- Directors and Executive Officers." In connection with the issuance of the Senior Note, the Company granted the Senior Noteholder warrants to purchase 449,440 shares of Common Stock. See "Description of Capital Stock -- Warrants." As of the date of this Prospectus, the Company is in compliance with all of its covenants under the Senior Note.

     Participations. In fiscal years 1994 and 1995, PICO provided refinancing of $12 million with respect to the Company's portfolio loans through the purchase of participation interests in such loans. See "Business -- Asset Acquisition and Resolution: Sale of Participations and Refinancings." If a borrower defaults in the payment of debt service on any of these participations, the Company is required to replace the defaulted obligation with a performing obligation. See "Risk Factors -- Asset Acquisition and Resolution
Considerations: Sales of Participations to Insurance Company." The Company receives an annual mortgage servicing fee of 0.25% of the principal amount of any participations sold to PICO. In connection with these financing arrangements, the Company has issued to PICO warrants to purchase 533,710 shares of Common Stock. For a description of the terms of such warrants, see "Description of Capital Stock -- Warrants."

     In fiscal 1996, the Company sold a $2 million participation in a portfolio loan to Commerce. If the amount of the participation has not been repaid to Commerce before September 27, 2011, the Company is required to repurchase the participation for a price equal to the unpaid principal balance of the participation plus accrued interest. The Company receives no servicing fee in connection with the participation. Commerce was not granted any warrants to purchase Common Stock.

     Lease Financing Credit Facility. The Company entered into an initial $20 million revolving credit facility with term loan availability with CoreStates Bank on November 6, 1996. The facility has the following principal terms: (i) the loans will be secured by a first lien on the equipment leases being financed (and on the underlying equipment), a guaranty by the Company and a pledge of the capital stock of FLI; (ii) revolving credit loans may be converted to term loans (with terms of 18, 24 or 36 months), provided that term loans must be in increments of $2 million and no more than five term loans may be outstanding at any time; (iii) FLI will be required to maintain a debt (excluding non-recourse debt) to "worth" ratio of 4.5:1, a minimum net worth equal to $5 million plus 75% of FLI's net income (except that, if FLI has a minimum net worth of $2 million, FLI may utilize up to $1.5 million of the facility without meeting the general minimum net worth requirement), and specified ratios of cash flow to the sum of debt service plus 25% of outstanding obligations; and (iv) the Company will be required to maintain minimum shareholders' equity of $24 million following this offering.

OFFICE PROPERTY

     The Company's executive office and headquarters for asset acquisition and resolution operations is in Philadelphia, and is leased under an agreement providing for rents of $49,600 per year through May 2000. See
"Management -- Certain Relationships and Related Transactions." The Company's equipment leasing headquarters is located in Ambler, Pennsylvania, and is leased under agreements providing for rents of $125,000 per year through November 2000. The Company owns a 9,600 square foot office building and related land in Akron, Ohio, housing its energy and accounting operations. The Company also maintains two energy field offices in Ohio and New York and an equipment lease brokerage office in California. Rents paid for fiscal 1996 for these offices totalled $188,900.

EMPLOYEES

     As of September 30, 1996, the Company employed 65 persons.

LITIGATION

     The Company is party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial condition or operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth certain information regarding the directors and executive officers of the Company:


                   NAME                       AGE            POSITION WITH THE COMPANY
------------------------------------------    ---     ----------------------------------------
Edward E. Cohen(1)........................    57      Chairman of the Board of Directors,
                                                      President, Chief Executive Officer and
                                                      Director
Michael L. Staines(2).....................    47      Senior Vice President, Secretary and
                                                      Director
Freddie M. Kotek..........................    40      Senior Vice President -- Leasing
Scott F. Schaeffer........................    34      Senior Vice President -- Real Estate
Nancy J. McGurk...........................    40      Vice President -- Finance and Treasurer
Carlos C. Campbell(1).....................    58      Director
John R. Hart(3)...........................    36      Director
Andrew M. Lubin(3)........................    49      Director
Alan D. Schreiber, M.D.(3)................    54      Director
John S. White(2)..........................    56      Director


---------------

(1) Term as director expires in 1999.

(2) Term as director expires in 1997.

(3) Term as director expires in 1998.

     Edward E. Cohen has been Chairman of the Board of Directors of the Company since 1990, its Chief Executive Officer and a director since 1988 and its President since 1995. He is Chairman of the Board and a director of Bryn Mawr Resources, Inc. (see "Security Ownership of Certain Beneficial Owners and Management"), and Chairman of the Board of Directors and a director of BCMI, a real estate construction and management company. See "Management -- Certain Relationships and Related Transactions." Since 1981, Mr. Cohen has been Chairman of the Executive Committee and a director of JeffBanks, Inc. (a bank holding company with total assets of approximately $1 billion). From 1969 through 1989, Mr. Cohen was Chairman of the Board or Chairman of the Executive Committee of State National Bank of Maryland (now First Union Bank of Maryland) and/or its holding company. Mr. Cohen is the father of Daniel G. Cohen. See
"Management -- Other Significant Employees."

     Michael L. Staines has been Senior Vice President, Secretary and a director of the Company since 1989.

     Freddie M. Kotek has been a Senior Vice President of the Company since 1995 and an Executive Vice President of Resource Properties, Inc. (a wholly owned subsidiary of the Company) since 1993. Prior thereto, he was a First Vice President of Royal Alliance Associates (an investment banking and brokerage firm) from 1991 to 1993, and a Senior Vice President and Chief Financial Officer of Paine Webber Properties (a real estate investment firm) from 1990 to 1991.

     Scott F. Schaeffer has been a Senior Vice President of the Company since 1995 and President of Resource Properties, Inc. (a wholly owned subsidiary of the Company) since 1992. From 1992 to 1995 he was also Vice President -- Real Estate of the Company. Prior thereto, from 1985 to 1992 Mr. Schaeffer was Vice President of the Dover Group, Ltd. (a real estate investment firm).

     Nancy J. McGurk has been Vice President -- Finance of the Company since 1992 and Treasurer and Chief Accounting Officer of the Company since 1984.

     Carlos C. Campbell has been a director of the Company since 1990. He is President of C.C. Campbell and Company (a management consulting firm), Vice Chairman of the Board of Directors of Computer Dynamics, Inc. (a computer services corporation) and a director of Sensys, Inc. (a telecommunication/asset management corporation).

     John R. Hart has been a director of the Company since 1994. Mr. Hart has been Chief Executive Officer of Quaker Holdings, Ltd. (an investment firm) since 1991, and President and Director of PICO since 1995 and 1993, respectively. Prior thereto, from 1984 to 1991 he was a principal of Detweiler, Ryan, & Co., Inc. (an investment firm).

     Andrew M. Lubin has been a director of the Company since 1994. He has been President of Delaware Financial Group, Inc. (a private investment firm) since 1984.

     Alan D. Schreiber, M.D. has been a director of the Company since 1994. Dr. Schreiber has been Chief Scientific Officer of CorBec Pharmaceuticals, Inc. (of which he was a founder) since 1993. He has been a Professor of Medicine and Assistant Dean for Research and Research Training at the University of Pennsylvania School of Medicine since 1973.

     John S. White has been a director of the Company since 1993. He has been Chairman of the Board and Chief Executive Officer of DCC Securities Corporation (a securities brokerage firm) since 1990.

OTHER SIGNIFICANT EMPLOYEES

     The following sets forth certain information regarding other significant employees of the Company:

     Abraham Bernstein, age 63, is the Chairman, Chief Executive Officer and President of FLI, a subsidiary of the Company. From 1982 to 1993, he was the President and Chief Executive Officer of Tokai Financial Services, Inc., the equipment leasing subsidiary of Tokai Bank of Japan. From 1993 to 1995, the contractual period during which Mr. Bernstein's restrictive covenant with Tokai was in effect, Mr. Bernstein was a Managing Director of the Rittenhouse Consulting Group (a financial consulting company).

     Crit DeMent, age 43, is the Executive Vice President of FLI. Prior thereto, from 1983 through 1996 he was Vice President -- Marketing and Leasing
Associate -- Senior Account Representative for Tokai Financial Services, Inc.

     Mark A. Mayper, age 42, is the President of FLFS, a subsidiary of the Company, and was Senior Vice President of its predecessor, heading its lease syndication business, since 1987. From 1984 to 1987, he was legal counsel and Assistant Vice President of FNS Corporate Funding, a subsidiary of First Nationwide Savings.

     Joseph T. Ellis, Jr., age 35, is the Director of Vendor Services for FLI. Prior thereto, from 1985 through February 1996, he held various marketing and sales positions with Tokai Financial Services, Inc., most recently as the Director of Program Management and Strategic Market Development.

     Jeffrey C. Simmons, age 38, has been Vice President -- Energy of the Company since 1994. Prior thereto, from 1988 to 1994 he was Director of Well Services of the Company.

     Daniel G. Cohen, age 27, is Vice President -- Financial Services of the Company. Prior to joining the Company in November 1995, Mr. Cohen was principally engaged in graduate studies at the University of Pennsylvania, following his graduation from the University of Chicago in 1991. Mr. Cohen is the son of Edward E. Cohen. See "Management -- Directors and Executive Officers."

EXECUTIVE OFFICER COMPENSATION

     The following tables set forth certain information concerning the compensation paid or accrued during each of the last three fiscal years by the Company and its subsidiaries to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers whose aggregate salary and bonus (including amounts of salary and bonus foregone to receive non-cash compensation) exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                                 ---------------------------   ------------------------------------
                                                               RESTRICTED   SECURITIES
   NAME AND PRINCIPAL                                            STOCK      UNDERLYING      LTIP        ALL
        POSITION          YEAR    SALARY     BONUS     OTHER    AWARD(1)    OPTIONS(2)   PAYOUTS(3)   OTHER(4)
------------------------  ----   --------   --------   -----   ----------   ----------   ----------   --------
Edward E. Cohen           1996   $250,000   $135,000    $ 0     $ 31,990      95,506         $0        $9,607
Chairman & Chief          1995    210,000    130,000      0       19,824           0          0             0
Executive Officer         1994     97,500     59,000      0       13,966           0          0             0
Freddie M. Kotek          1996    145,000     30,000      0       31,990      39,326          0         5,600
Senior Vice President     1995    145,000     45,000      0       19,824           0          0         3,760
Scott F. Schaeffer        1996    145,000     50,000      0       31,990      22,472          0         3,963
Senior Vice President     1995    145,000     45,000      0       19,824           0          0         3,058
Michael L. Staines        1996    120,000     12,500      0       28,420      11,236          0             0
Senior Vice President &   1995    112,500      7,500      0       16,023           0          0             0
Secretary                 1994    105,000          0      0        9,368           0          0             0

---------------

(1) Reflects shares awarded under the Company's Employee Stock Ownership Plan, valued at the closing price of the Company's Common Stock at September 30 of each year ($12.75, $8.40 and $5.50 per share for fiscal years 1996, 1995, and 1994, respectively). For purposes of this table, all shares are assumed to be fully vested. Messrs. Cohen and Staines were 100% vested as of September 30, 1996. Shares awarded to Messrs. Schaeffer and Kotek were vested 40% and 20%, respectively, as of such date.

(2) Total options held at September 30, 1996, for Messrs. Cohen, Kotek, Schaeffer and Staines were 179,776, 39,326, 50,562, and 39,326, respectively.

(3) Except for the Company's Employee Stock Ownership Plan and the stock option plans, reported elsewhere in this table, the Company does not have long-term incentive plans or pension or profit-sharing plans.

(4) All such amounts are matching payments made by the Company under the Company's 401(k) plan.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                          VALUE OF
                                                                     NUMBER OF          UNEXERCISED
                                                                    UNEXERCISED         IN-THE-MONEY
                                                                     OPTIONS AT          OPTIONS AT
                                        SHARES                         FY-END              FY-END
                                       ACQUIRED        VALUE        EXERCISABLE/        EXERCISABLE/
    NAME AND PRINCIPAL POSITION       ON EXERCISE     REALIZED     UNEXERCISABLE      UNEXERCISABLE(1)
------------------------------------  -----------     --------     --------------     ----------------
Edward E. Cohen.....................       0             $0        63,203/116,573     $613,701/240,280
Chairman & Chief
Executive Officer
Freddie M. Kotek....................       0              0              0/39,326            0/179,327
Senior Vice President
Scott F. Schaeffer..................       0              0         21,068/29,494      210,464/172,627
Senior Vice President
Michael L. Staines..................       0              0         21,068/18,258      210,464/121,391
Senior Vice President &
Secretary

---------------

(1) Value is calculated by subtracting the total exercise price from the fair market value of the securities underlying the options at September 30, 1996.

     During the first quarter of fiscal 1996, the Company issued incentive stock options to the following persons in the following amounts: Mr. E.
Cohen -- 95,506 shares; Mr. Staines -- 11,236 shares; Mr. Kotek -- 39,326 shares; Mr. Schaeffer -- 22,472 shares; and Ms. McGurk -- 11,236 shares. Twenty-five percent of the options become exercisable on December 18, 1996, with additional 25% amounts becoming exercisable on each December 18 thereafter through December 18, 1999, when all such options are exercisable. The options expire in 2005 and are exercisable at a price of $8.19 per share (the market price at the date of grant) except that Mr. E. Cohen's options expire in 2000 and are exercisable at a price of $9.01 per share. For a description of certain options issued during 1996 with respect to the common stock of a subsidiary, see "Management -- Management Arrangements Regarding Leasing Operations."

DIRECTOR COMPENSATION

     Each director who does not serve as an officer of the Company is paid a retainer of $500 per month. Each non-employee director who is a chairman of a committee of the Board of Directors is paid an additional retainer of $500 per month. Each non-employee director who is a member of a committee of the Board of Directors, but not its chairman, is paid $500 per meeting. A total of $61,000 was paid to five directors during fiscal 1996 for attendance at Board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Until April 1996, Mr. Cohen was of counsel to Ledgewood Law Firm, P.C., a law firm which provides legal services to the Company. Such firm was paid $402,000 during fiscal 1996 and $562,000 during fiscal 1995 for legal services, primarily related to the purchase and restructuring of real estate mortgages. Such firm was paid $464,000 during fiscal 1994, at which time Mr. Cohen was a principal of such firm, for legal services primarily related to the purchase of real estate mortgages and the placement of the Senior Note.

     The Company holds commercial real estate loans of borrowers whose underlying properties are managed by BCMI. The Company has advanced funds to certain of these borrowers for improvements on their properties which have been performed by BCMI. In five instances, the President of BCMI has also acted as the general partner of the borrower. Mr. Cohen is Chairman of the Board of Directors and a minority shareholder (approximately 8%) of BCMI. BCMI has agreed to subordinate its management fees to receipt by the Company of minimum required debt service payments under the obligations held by the Company.

     The Company also maintains normal banking and borrowing relationships with Jefferson Bank, a subsidiary of JeffBanks, Inc. Mr. Cohen and his spouse are officers and directors of JeffBanks, Inc. (and his spouse is Chairman and Chief Executive Officer of Jefferson Bank and JeffBanks, Inc.), and are principal shareholders thereof. The Company borrowed $2.5 million from Jefferson Bank in the first quarter of fiscal 1995 under terms which the Company believes were no less favorable to it than those available from independent third parties. The loan was repaid in fiscal 1995. The Company anticipates that it may effect other borrowings in the future from Jefferson Bank; it anticipates that any such borrowings will be on terms similar to those which could be obtained by an unrelated borrower.

     In December 1994, the Company acquired a loan with a face amount of $3,000,000 from California Federal Bank, FSB, at a cost of $1,671,695. The loan is secured by a property owned by a borrower whose general partner is the President of BCMI. Mr. Cohen is a limited partner in such partnership. The borrower refinanced the Company's loan in September 1995, applying $1,975,000 of the proceeds to the repayment of the Company's loan. As a result, the Company obtained a gain on its investment of $303,305, while maintaining a continuing interest in the loan of approximately $1 million. In August 1994, the Company acquired from third parties a loan, in the original principal amount of $3,550,000 (and with a then-outstanding balance of $4,388,644), for an investment of $1,612,674. The borrower is a limited partnership of which Mr. Lubin, a director of the Company, is currently the general partner. Mr. Lubin assumed such position after the Company's acquisition of the loan. Previously, the general partner had been the President of BCMI. The borrower subsequently refinanced the loan with another third party, and repaid the Company $934,300, leaving the Company with a net investment of $419,039. In April 1996, the Company provided $114,948 of financing to a partnership controlled by the President of BCMI for the purchase by such partnership of a property owned, through foreclosure, by Jefferson Bank. After first mortgage financing, the Company had a net investment of $109,206. The Company leases its executive offices and asset acquisition and resolution headquarters in Philadelphia from a partnership of which Mr. Schaeffer is the general partner and Mr. Cohen is a limited partner. See "Business -- Office Property."

     The Company has obtained material amounts of financing from PICO. See "Business -- Sources of Funds." Mr. Hart, who became director of the Company in connection with the Senior Note portion of such financings, is an executive officer and director of PICO.

MANAGEMENT ARRANGEMENTS REGARDING LEASING OPERATIONS

     In March 1996, the Company, through FLI, entered into employment arrangements with Abraham Bernstein. Under the terms of the arrangements, Mr. Bernstein has assumed the positions of Chairman, Chief Executive Officer and President of FLI for a three-year term, and is responsible for developing the Company's small ticket equipment leasing business. Mr. Bernstein receives a base salary of $150,000 per year and is eligible for bonuses based upon the performance of FLI. In addition, Mr. Bernstein has received options to purchase 10% of the common stock of FLI (1 million shares) at an aggregate price of $220,000 and, should FLI declare a dividend, will receive payments on the options in an amount equal to the dividends that would have been paid on the shares subject to the options had they been issued. FLI has also established another stock option plan, in the amount of 500,000 shares of FLI common stock, for grant (at the discretion of FLI's board of directors) to Messrs. DeMent and Ellis and other employees of FLI. In the event that, prior to FLI becoming a public company, FLI issues stock to anyone other than the Company or Mr. Bernstein, Mr. Bernstein is entitled to receive such additional options as will allow him to maintain his 10% equity position in FLI (excluding shares issuable pursuant to the employee stock option plan referred to above), at an exercise price equal to the price paid or value received in the additional issuance. The Company does not anticipate making any such issuances.

     The options issued to Mr. Bernstein vest 25% per year beginning in March 1997 (becoming fully invested in March 2000), and terminate in March 2005, provided that no more than $100,000 of shares (measured by "fair market value") may be purchased in any year pursuant to option exercises. The options become fully vested and immediately exercisable in the event of a "change in control" of the Company (defined as occurring when Mr. Cohen is no longer an officer or a 5% or more shareholder of the Company). Mr. Bernstein has certain rights, commencing after March 5, 2000, to require FLI to register his option shares under the Securities Act. In the event FLI does not become a public company by March 5, 2001, Mr. Bernstein may require that FLI thereafter buy, for cash, FLI shares subject to Mr. Bernstein's options at a price equal to ten times FLI's after-tax earnings per share for the fiscal year ended immediately prior to the giving of notice by Mr. Bernstein of his exercise of this right, in accordance with the following schedule:

                       PERCENT OF SHARES
                     ORIGINALLY SUBJECT TO
                    OPTION WHICH FLI CAN BE
THROUGH MARCH 5      REQUIRED TO PURCHASE
---------------     -----------------------
      2002                     25%
      2003                     50%
      2004                     75%
      2005                    100%

     Obligations of FLI to repurchase shares in any year in excess of $500,000 (including amounts deferred in prior years) may be deferred to the following year. The Company anticipates that amounts invested in FLI by the Company in excess of its required $2 million initial investment that the Company has agreed to make (including substantially all of the proceeds of this offering allocated to equipment leasing operations) will be in the form of loans to FLI. Debt service payable with respect to such loans will reduce the amount of FLI's after-tax earnings per share, thus reducing the cost to the Company of any exercise by Mr. Bernstein of his right to sell FLI shares to the Company, referred to above.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number and percentage of shares of Common Stock owned, as of October 31, 1996, by (a) each person who, to the knowledge of the Company, is the beneficial owner of 5% or more of the outstanding shares of Common Stock, (b) each of the Company's present directors,
(c) each of the Company's executive officers, and (d) all of the Company's present executive officers and directors as a group. This information is reported in accordance with the beneficial ownership rules of the Commission under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. Shares of Common Stock issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the percentage of any other person. See notes (4), (5),
(6) and (7) below, for information concerning outstanding options and warrants.

                                                                      COMMON STOCK
                                                          ----------------------------------
                                                           AMOUNT                   PERCENT
        BENEFICIAL OWNER                                  OWNED(1)                  OF CLASS
        ----------------                                  ---------                 --------
        Directors
        ---------
        Carlos C. Campbell..............................         25                   *
        Edward E. Cohen.................................    692,476 2)(3)(4)(5)(8)   34.94%
        John R. Hart....................................    983,150(6)               34.16%
        Andrew M. Lubin.................................        280                   *
        Alan D. Schreiber, M.D..........................      3,370                   *
        Michael L. Staines..............................     37,500(4)(5)(7)          1.95%
        John S. White...................................          0                   *

        Executive Officers
        ------------------
        Freddie M. Kotek................................     15,803(5)(8)             *
        Nancy J. McGurk.................................     20,289(4)(5)(8)          1.07%
        Scott F. Schaeffer..............................     34,020(4)(5)(8)          1.77%
        All present officers............................  1,786,912(2)(3)(4)         58.93%
        and directors as a group                                   (5)(6)(7)(8)
        (10 persons)

        Other owners of 5% or
        More of Outstanding Shares(9)
        Physicians Insurance Company of Ohio(6).........    983,150               34.16%
        Bryn Mawr Resources(2)..........................    583,430               30.79%
        J.W. Straker Trust..............................    176,185                9.30%

---------------

* Less than 1%

(1) Includes that portion (25%) of the options to acquire Common Stock granted to certain officers and directors during the first quarter of fiscal 1996 which are exercisable within 60 days of the date hereof. See
    "Management -- Executive Officer Compensation."

(2) Includes the 583,430 shares of Common Stock beneficially owned by Bryn Mawr Resources, Inc. ("Bryn Mawr") and held of record by BMR Holdings, Inc., a subsidiary of Bryn Mawr. Bryn Mawr has filed Schedule 13D with the Commission concerning its ownership of the Company's Common Stock. Mr. Cohen is an officer, director and principal shareholder of Bryn Mawr.

(3) Mr. Cohen has voting power for shares held by the Company's Employee Stock Ownership Plan which have not been allocated to the accounts of eligible employees. However, all shares held in the name of the Plan have been allocated to the accounts of eligible employees. Accordingly, only shares allocated to Mr. Cohen's account are included in the share amount for Mr. Cohen. See note (5).

(4) Includes shares issuable on exercise of options granted in fiscal 1993 and the first quarter of fiscal 1996 under the 1989 Key Employee Stock Option Plan of: Mr. Cohen -- 87,079 shares, Mr. Schaeffer -- 26,685 shares, Mr. Staines -- 15,449 shares and Ms. McGurk -- 7,022 shares.

(5) Includes shares allocated under the Employee Stock Ownership Plan in the amounts of: Mr. Cohen -- 20,089 shares; Mr. Staines -- 13,624 shares; Mr. Schaeffer -- 7,047 shares; Mr. Kotek -- 5,170 shares and Ms. McGurk -- 8,960 shares.

(6) Represents shares issuable pursuant to warrants exercisable by PICO, of which Mr. Hart is an officer and director. For information relating to such warrants, see "Description of Capital Stock -- Warrants."

(7) Includes 8,427 shares issuable on exercise of options granted to Mr. Staines in fiscal 1993 under the 1984 Key Employee Stock Option Plan.

(8) Includes shares allocated under the Resource America, Inc. Employee Savings Plan (the Company's 401(k) plan) in the amount of: Mr. Cohen -- 1,878 shares; Mr. Kotek -- 802 shares; Ms. McGurk -- 4,307 shares and Mr. Schaeffer -- 288 shares, as to which each has voting power.

(9) The address for PICO is 13515 Yarmouth Drive N.W., Pickerington, Ohio 43147; the address for Bryn Mawr Resources is 1521 Locust Street, Fourth Floor, Philadelphia, PA 19102; and the address for the J.W. Straker Trust is 4120 Harbour Oaks Court, Bonita Bay, Bonita Springs, Florida 33923-2642.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 9,000,000 shares of capital stock, consisting of 8,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of October 31, 1996, there were 1,894,761 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     Prior to the date of this Prospectus, the Common Stock was divided into Class A Common Stock and Class B Common Stock, with the difference between the classes relating primarily to voting for the election of directors. However, pursuant to the terms under which the Class B Common Stock was established, the Class B Common Stock merged automatically into the Class A Common Stock upon the effective date of the registration statement of which this Prospectus is a part and the merged class was redesignated as Common Stock.

COMMON STOCK

     Holders of Common Stock are entitled to dividends when, as and if declared by the Company's Board of Directors and in such amounts as the Board of Directors may deem advisable. See "Price Range of Common Stock and Dividend Policy." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled, after payment or provision for payment of the debts or other liabilities of the Company, and subject to the prior rights of holders of any Preferred Stock which may then be outstanding, to share ratably in the remaining assets of the Company. Shares of Common Stock do not possess preemptive rights. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of shareholders. For a description of certain provisions of the Company's Certificate of Incorporation and Delaware law which affect the voting rights of shareholders of the Company and provide for a classified board of directors, see "Description of Capital
Stock -- Anti-Takeover Provisions of Delaware Law" and " -- Classes of
Directors."

PREFERRED STOCK

     Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The issuance of

Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company. The Company has no current plan to issue any Preferred Stock.

WARRANTS

     The Company has issued warrants to purchase an aggregate of 983,150 shares of Common Stock to PICO in connection with certain financing provided by PICO, as follows (adjusted to give effect to stock dividends): (i) warrants to purchase 449,440 shares at a price of $3.38 per share were issued in conjunction with the issuance of the Senior Note, and (ii) warrants to purchase 533,710 shares, consisting of 112,360 shares at a price of $3.38 per share and 421,350 shares at a price of $4.18 per share, were issued in conjunction with the purchase by PICO of senior participations in loans held by the Company (see "Business -- Sources of Funds"). John R. Hart, a director of the Company, is an officer and director of PICO. See "Management -- Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management."

     The warrants expire in 2004 (as to 561,800 shares) and 2005 (as to 421,350 shares) and contain standard anti-dilution provisions regarding stock or other securities dividends, stock reclassifications, splits and combinations, sale of Common Stock for consideration less than the exercise price, issuance of subscription rights to shareholders, and issuance of dividends other than regular cash dividends or cash distributions out of net profits. In addition, the warrants contain anti-dilution provisions with respect to the exercise of options under any stock option plan of the Company created after the date of the warrants where the shares issuable pursuant to the options are issuable at prices less than the exercise price under the warrant. No option plans have been created after the date of the warrants, although one such option plan was amended in October 1995 to increase the number of shares subject to option grant. No option grant thereunder has been at a price less than the exercise price of any warrant.

     The warrants provide the warrantholder with the right to cause the Company to file a registration statement under the Securities Act for the shares covered by the warrants upon the demand of the warrantholders. Any such registration is at the expense of the warrantholder. The warrants further provide that warrantholders have the right to include some portion or all of the shares subject to the warrants in a registration statement otherwise being filed by the Company, subject to underwriting cutbacks, delays and termination. Warrantholders have the right to effect two such registrations, and bear a proportionate share of the expenses of registration.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). Under the business combination provision contained in Section 203 of the Delaware Law ("Section 203"), a Delaware corporation may not engage in any business combination with any interested shareholder for a period of three years following the date such shareholder became an interested shareholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or (ii) upon completion of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, (a) shares owned by persons who are directors and also officers and
(b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder. Section 203 defines an interested shareholder of a corporation to be any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation or
(ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person (and the affiliates and the associates of such person) is an interested shareholder. Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested shareholder.

     The restrictions imposed by Section 203 will not apply to a corporation if
(i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) the corporation, by the action of shareholders holding a majority of outstanding voting stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested shareholder of such corporation on or prior to such adoption). The Company has not opted out of
Section 203. Section 203 could under certain circumstances make it more difficult for a third party to gain control of the Company, deny shareholders the receipt of a premium on their Common Stock and have a depressive effect on the market price of the Common Stock.

CLASSES OF DIRECTORS

     The Board of Directors of the Company is currently classified into three classes. One class of directors is elected each year and the members of such class hold office for a three-year term or until their successors are duly elected and qualified. The classification of directors will have the effect of making it more difficult for a third party to change the composition of the Board of Directors without the support of the incumbent Board. At least two annual shareholder meetings, instead of one, will be required to effect a change in the control of the Board, unless shareholders remove directors for cause.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representative, have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

    UNDERWRITER                                                          NUMBER OF SHARES
    -----------                                                          ----------------
    Friedman, Billings, Ramsey & Co., Inc.............................
                                                                            ---------
      Total...........................................................      1,200,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $          per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of
$          per share to certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Representative of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 180,000 additional shares of Common Stock at the initial offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,200,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,200,000 shares are being offered.

     The Company, its management and directors and PICO have agreed to refrain during certain periods (as described below), without the prior written consent of the Representative, from (i) offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option for the sale of, or otherwise disposing of or transferring, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or filing any registration statement under the Securities Act with respect to any of the foregoing or (ii) entering into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The aforementioned restrictions apply to the Company, and its management and directors, for a period of 180 days from the date of this Prospectus and to PICO for a period ending on the earlier of (i) 270 days from the date of this Prospectus or (ii) six months after the date of the exercise of its warrants.

     The initial public offering price for the Common Stock offered hereby has been determined by negotiation among the Company and the Underwriters. Among the factors considered in making such determination were the history and prospects for the industries in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company and the trends of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the offering, the price of the Company's Common Stock and the prices of similar securities of generally comparable companies. There can be no assurance that the Common Stock will trade in the public market subsequent to the offering at or above the public offering price.

     The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby is being passed upon by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. For a discussion of certain relationships between such firm and the Company, see
"Management -- Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management." Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company and its subsidiaries as of September 30, 1996 and 1995 and for each of the years in the three-year period ended September 30, 1996 included in this Prospectus have been included herein in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

                             RESOURCE AMERICA, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                      PAGE
                                                                                     NUMBER
                                                                                     ------
RESOURCE AMERICA, INC.:
  Report of Independent Certified Public Accountants...............................    F-2
  Consolidated balance sheets at September 30, 1996 and 1995.......................    F-3
  Consolidated statements of income for the years ended September 30, 1996, 1995
     and 1994......................................................................    F-4
  Consolidated statements of changes in stockholders' equity for the years ended
     September 30, 1996, 1995 and 1994.............................................    F-5
  Consolidated statements of cash flows for the years ended September 30, 1996,
     1995, and 1994................................................................    F-6
  Notes to consolidated financial statements.......................................    F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
RESOURCE AMERICA, INC.

     We have audited the accompanying consolidated balance sheets of Resource America, Inc. and subsidiaries as of September 30, 1996, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource America, Inc. and subsidiaries as of September 30, 1996, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

Grant Thornton

Cleveland, Ohio
October 25, 1996

                             RESOURCE AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                          SEPTEMBER 30, 1996, AND 1995

                                                                       1996            1995
                                                                    -----------     -----------
ASSETS
Current Assets
  Cash and cash equivalents.......................................  $ 4,154,516     $ 2,457,432
  Accounts and notes receivable...................................    1,478,702       1,303,556
  Prepaid expenses and other current assets.......................      472,673         163,045
                                                                    -----------     -----------
     Total current assets.........................................    6,105,891       3,924,033
Net Investment in Direct Financing Leases (less provision for
  possible losses of $7,167)......................................      729,446              --
Property and Equipment
  Oil and gas properties and equipment (successful efforts).......   24,034,987      24,039,762
  Gas gathering and transmission facilities.......................    1,535,781       1,514,127
  Other...........................................................    1,666,085       1,072,243
                                                                    -----------     -----------
                                                                     27,236,853      26,626,132
  Less accumulated depreciation, depletion, and amortization......  (14,856,874)    (14,043,455)
                                                                    -----------     -----------
                                                                     12,379,979      12,582,677
Investments in Real Estate Loans..................................   21,797,768      17,991,415
Restricted Cash...................................................      935,346         904,409
Other Assets (less accumulated amortization of $884,636 and
  $907,722).......................................................    2,010,498       2,147,430
                                                                    -----------     -----------
                                                                    $43,958,928     $37,549,964
                                                                    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable................................................  $   584,985     $   721,673
  Accrued liabilities.............................................      596,783         516,066
  Accrued income taxes............................................      376,946              --
  Current portion of long-term debt...............................      105,000          91,000
                                                                    -----------     -----------
     Total current liabilities....................................    1,663,714       1,328,739
Long-term Debt, net of current portion............................    8,966,524       8,522,682
Deferred Income Taxes.............................................    2,206,000       1,147,000
Commitments and Contingencies.....................................           --              --
STOCKHOLDERS' EQUITY
     Preferred Stock, $1.00 par value, 1,000,000 authorized
      shares......................................................           --              --
     Common Stock, $.01 par value; 8,000,000 authorized shares....       20,472           8,179
     Additional paid-in capital...................................   21,760,695      19,214,210
     Retained earnings............................................   12,458,344      10,532,719
     Less treasury stock, at cost.................................   (2,698,985)     (2,721,437)
     Less loan receivable from ESOP...............................     (417,836)       (482,128)
                                                                    -----------     -----------
       Total stockholders' equity.................................   31,122,690      26,551,543
                                                                    -----------     -----------
                                                                    $43,958,928     $37,549,964
                                                                    ===========     ===========

See accompanying notes to consolidated financial statements.

                             RESOURCE AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994


                                                         1996            1995            1994
                                                      -----------     -----------     -----------
REVENUES
  Real estate finance...............................  $ 7,171,232     $ 6,114,258     $ 2,522,472
  Equipment leasing.................................    4,465,918              --              --
  Energy: production................................    3,420,762       3,452,327       3,441,752
         : services.................................    1,735,791       1,879,001       2,079,800
  Interest..........................................      197,410         148,331         135,546
                                                       16,991,113      11,593,917       8,179,570
COSTS AND EXPENSES
  Energy: exploration and production................    1,581,901       1,732,388       2,003,745
         : services.................................      869,435       1,026,136       1,131,457
  Real estate.......................................      520,714         800,970         248,000
  Equipment leasing.................................    2,339,141              --              --
  General and administrative........................    2,087,265       2,265,036       1,900,917
  Depreciation, depletion and amortization..........    1,368,555       1,334,956       1,346,602
  Interest..........................................      871,674       1,091,027         310,332
  Other -- net......................................        6,842          (2,028)         22,274
                                                      -----------     -----------     -----------
                                                        9,645,527       8,248,485       6,963,327
                                                      -----------     -----------     -----------
     Income from operations.........................    7,345,586       3,345,432       1,216,243
OTHER INCOME (EXPENSE)
  Gain (loss) on sale of property...................        7,165          (1,305)         (7,610)
     Income before income taxes.....................    7,352,751       3,344,127       1,208,633
Provision (benefit) for income taxes................    2,206,000         630,000        (100,000)
                                                      -----------     -----------     -----------
     Net income.....................................  $ 5,146,751     $ 2,714,127     $ 1,308,633
                                                      ===========     ===========     ===========
Net income per common share -- primary..............        $1.88           $1.23            $.64
                                                      ===========     ===========     ===========
Weighted average common shares outstanding..........    2,756,900       2,235,400       2,076,100
                                                      ===========     ===========     ===========
Net income per common share -- fully diluted........        $1.87           $1.18            $.62
                                                      ===========     ===========     ===========
Weighted average common shares outstanding..........    2,763,000       2,292,700       2,117,100
                                                      ===========     ===========     ===========


See accompanying notes to consolidated financial statements.

                             RESOURCE AMERICA, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

                           COMMON STOCK       ADDITIONAL                      TREASURY STOCK                        TOTAL
                        -------------------     PAID-IN      RETAINED     ----------------------   ESOP SHARE   STOCKHOLDERS'
                         SHARES     AMOUNT      CAPITAL      EARNINGS      SHARES      AMOUNT        AMOUNT        EQUITY
                        ---------   -------   -----------   -----------   --------   -----------   ----------   -------------
Balance, September 30,
  1993................    817,912   $ 8,179   $19,036,420   $ 6,670,876   (115,545)  $(2,243,374)  $(610,711)    $22,861,390
Treasury shares
  acquired............                                                     (15,857)     (194,063)                   (194,063)
Warrants issued.......                            100,000                                                            100,000
Repayment of ESOP
  loan................                                                                                64,291          64,291
Net income............                                        1,308,633                                            1,308,633
                        ---------   -------   -----------   -----------   --------   -----------   ---------     -----------
Balance, September 30,
  1994................    817,912     8,179    19,136,420     7,979,509   (131,402)   (2,437,437)   (546,420)     24,140,251
Treasury shares
  acquired............                                                     (21,298)     (284,000)                   (284,000)
Cash dividends........                                         (160,917)                                            (160,917)
Warrants issued.......                             77,790                                                             77,790
Repayment of ESOP
  loan................                                                                                64,292          64,292
Net income............                                        2,714,127                                            2,714,127
                        ---------   -------   -----------   -----------   --------   -----------   ---------     -----------
Balance, September 30,
  1995................    817,912     8,179    19,214,210    10,532,719   (152,700)   (2,721,437)   (482,128)     26,551,543
Treasury shares
  issued..............                            (24,350)                   1,889        39,650                      15,300
6% stock dividends....     82,688       826     2,452,476    (2,453,302)                                                  --
150% stock dividend...  1,136,609    11,367                     (11,367)                                                  --
Issuance of stock
  under stock option
  plan................     10,000       100        77,400                                                             77,500
Treasury shares
  acquired............                                                      (1,637)      (17,198)                    (17,198)
Cash dividends........                                         (756,457)                                            (756,457)
Warrants issued.......                             40,959                                                             40,959
Repayment of ESOP
  loan................                                                                                64,292          64,292
Net income............                                        5,146,751                                            5,146,751
                        ---------   -------   -----------   -----------   --------   -----------   ---------     -----------
Balance, September,
  1996................  2,047,209   $20,472   $21,760,695   $12,458,344   (152,448)  $(2,698,985)  $(417,836)    $31,122,690
                        =========   =======   ===========   ===========   ========   ===========   =========     ===========

See accompanying notes to consolidated financial statements

                             RESOURCE AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994


                                                         1996            1995            1994
                                                      -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..........................................  $ 5,146,751     $ 2,714,127     $ 1,308,633
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation, depletion, and amortization......    1,368,555       1,334,956       1,346,602
     Amortization of discount on senior note and
       deferred finance costs.......................       74,650          74,020          21,684
     Provision for losses...........................        7,167              --              --
     Deferred income taxes..........................    1,059,000         473,000        (160,000)
     Accretion of discount..........................     (953,776)     (1,175,887)       (346,151)
     Gain on dispositions and investments...........   (3,649,714)     (1,727,227)     (1,088,159)
     Property impairments and abandonments..........       70,562          56,497         547,342
     Change in operating assets and liabilities:
          (Increase) decrease in accounts
            receivable..............................     (175,146)         81,084         (46,439)
          (Increase) decrease in prepaid expenses
            and other current assets................     (309,628)         87,914          46,658
          Increase (decrease) in accounts payable...     (136,688)       (291,272)        227,492
          Increase (decrease) in accrued income
            taxes...................................      376,946        (100,000)        100,000
          Increase in other current liabilities.....       80,717          50,494         300,804
                                                      -----------     -----------     -----------
  Net cash provided by operating activities.........    2,959,396       1,577,706       2,258,466
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, less cash acquired.........           --        (876,535)             --
Capital expenditures................................   (1,097,122)       (817,139)     (1,036,545)
Cost of equipment acquired for lease................     (731,483)             --              --
Proceeds from sale of assets........................   18,577,374      10,348,220       2,156,881
Increase in other assets............................     (151,914)        (59,452)       (540,774)
Increase in investments in real estate loans........  (17,650,139)    (14,708,125)     (3,097,812)
Revenue recognized in excess of cash received on
  leases............................................       (6,869)             --              --
                                                      -----------     -----------     -----------
Net cash used in investing activities...............   (1,060,153)     (6,113,031)     (2,518,250)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings................................      536,201       2,000,000       8,000,000
Dividends paid......................................     (756,457)       (160,917)             --
(Increase) decrease in restricted cash..............      (30,937)      4,864,030      (5,046,728)
Increase in other assets............................           --              --        (642,425)
Principal payments on debt..........................      (26,568)     (4,523,912)        (21,248)
Purchase of treasury stock..........................      (17,198)       (284,000)       (194,063)
Short-term borrowings...............................           --       2,500,000              --
Proceeds from issuance of stock.....................       92,800              --              --
                                                      -----------     -----------     -----------
Net cash provided by (used in) financing
  activities........................................     (202,159)      4,395,201       2,095,536
Increase (decrease) in cash and cash equivalents....    1,697,084        (140,124)      1,835,752
Cash and cash equivalents at beginning of year......    2,457,432       2,597,556         761,804
                                                      -----------     -----------     -----------
Cash and cash equivalents at end of year............  $ 4,154,516     $ 2,457,432     $ 2,597,556
                                                       ==========      ==========      ==========


See accompanying notes to consolidated financial statements

                             RESOURCE AMERICA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS

     Resource America, Inc. ("The Company") is a specialty finance company engaged in three lines of business: the acquisition and resolution of commercial real estate loans, commercial equipment leasing, and energy operations, including natural gas and oil production. Based on net assets and net income, the asset acquisition and resolution of commercial real estate loans is the dominant business line at the current time. It is anticipated that the commercial equipment leasing business line will grow substantially in relation to the other two business lines over the next several years. The markets for the Company's business lines are as follows: in energy, gas is sold to a number of customers such as gas brokers and local utilities; oil is sold at the well site to regional oil refining companies in the Appalachian basin; in asset acquisition and resolution, the Company obtains its real estate loans on properties located throughout the United States from commercial banks and other financial institutions; and in commercial equipment leasing, the Company will market its equipment leasing product nationwide through vendor programs with equipment manufacturers who are likely to generate $10 million or less annually in equipment leases, regional distributors and other vendors.

     The Company's ability to acquire and resolve commercial real estate loans and to fund equipment lease transactions will be dependent on the continued availability of funds. The availability of third-party financing for each of these specialty finance businesses will be dependent upon a number of factors over which the Company has limited or no control, including general conditions in the credit markets, the size and liquidity of the market for the types of real estate loans or equipment leases in the Company's portfolio and the respective financial performance of the loans and equipment leases in the Company's portfolio.

     The Company's growth will also depend on its continued ability to generate attractive opportunities for acquiring commercial real estate loans at a discount and to originate equipment leases. The availability of loans for acquisition on terms acceptable to the Company will be dependent upon a number of factors over which the Company has no control, including economic conditions, interest rates, the market for and value of properties securing loans which the Company may seek to acquire, and the willingness of financial institutions to dispose of troubled or under-performing loans in their portfolios.

     Mortgage loans and equipment leases are subject to the risk of default in payment by borrowers and lessees. Mortgage loans are further subject to the risk that declines in real estate values could result in the Company being unable to realize the property values projected.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Resource America, Inc., and its wholly owned subsidiaries and its pro rata share of the assets, liabilities, income, and expenses of the oil and gas partnerships in which the Company has an interest. All material intercompany transactions have been eliminated. All per share amounts and references to numbers of shares have been restated to give effect to 6% stock dividends paid in January 1996 and April 1996 and a five-for-two stock split (effected in the form of a 150% stock dividend) in May 1996.

OIL AND GAS PROPERTIES

     The Company follows the successful efforts method of accounting. Accordingly, property acquisition costs, costs of successful exploratory wells, all development costs, and the cost of support equipment and facilities are capitalized. Costs of unsuccessful exploratory wells are expensed when determined to be nonproductive. The costs associated with drilling and equipping wells not yet completed are capitalized as uncompleted wells, equipment, and facilities. Geological and geophysical costs and the costs of carrying and

                             RESOURCE AMERICA, INC.

retaining undeveloped properties, including delay rentals, are expensed as incurred. Production costs, overhead, and all exploration costs other than costs of exploratory drilling are charged to expense as incurred.

     Unproved properties are assessed periodically to determine whether there has been a decline in value, and if such decline is indicated, a loss is recognized. The Company compares the carrying value of its oil and gas producing properties to the estimated future cash flow from such properties, less applicable income taxes in order to determine whether the carrying value of such properties should be reduced. No adjustment was necessary as of September 30, 1996, 1995, or 1994.

     On an annual basis, the Company estimates the costs of future dismantlement, restoration, reclamation, and abandonment of its gas and oil producing properties. Additionally, the Company evaluates the estimated salvage value of equipment recoverable upon abandonment. At September 30, 1996 and 1995, the Company's evaluation of equipment salvage values was greater than or equal to the costs of future dismantlement, restoration, reclamation, and abandonment.

DEPRECIATION, DEPLETION, AND AMORTIZATION

     Proved developed oil and gas properties, which include intangible drilling and development costs, tangible well equipment, and leasehold costs, are amortized on the unit-of-production method using the ratio of current production to the estimated aggregate proved developed oil and gas reserves. The net book value of producing properties is limited to the value of their future net cash flow based on unescalated prices and costs less a provision for estimated income taxes.

     Depreciation of property and equipment, other than oil and gas properties, is computed using the straight-line method over the estimated economic lives, which range from 3 to 25 years.

     Intangible assets consist primarily of contracts acquired through acquisitions recorded at fair value on their acquisition dates and the excess of the acquisition cost over the fair value of the net assets of a business acquired (goodwill). The contracts are being amortized on a declining balance method over their respective estimated lives, ranging from 5 to 13 years. Goodwill is being amortized on a straight-line basis over 15 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments for which it is practicable to estimate that value.

     For cash and cash equivalents, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments. For long-term debt, including current maturities, the fair value of the Company's long-term debt approximates historically recorded cost since interest rates approximate market.

     The carrying cost of investments in direct financing leases approximates fair value.

     For investments in real estate loans, the Company believes the carrying amounts of the loans are reasonable estimates of their fair value considering the nature of the loans and the estimated yield relative to the risks involved.

USE OF ESTIMATES

     Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                             RESOURCE AMERICA, INC.

REVENUE RECOGNITION

  Real Estate Finance Revenues

     The difference between the Company's cost basis in a loan and the sum of projected cash flows from, and the appraised value of, the underlying property is accreted into interest income over the estimated life of the loan using a method which approximates the level interest method. Projected cash flows from the property are reviewed on a regular basis and changes to the projected amounts reduce or increase the amounts accreted into interest income over the remaining life of the loan.

     Gains on the sale of a participation in or refinancing of a portfolio loan are allocated between the portion of the loan sold or refinanced and the portion retained based upon the fair value of those respective portions on the date of sale or refinance. The fair value of the loan is the current appraised value of the property underlying the loan. Any gain recognized on a sale of a participation or a refinancing is brought into income on the date of such sale or refinancing.

  Equipment Leasing

     Equipment leasing is comprised of management fees, brokerage fees and a share of net income from partnerships in which a subsidiary of the Company serves as general partner as well as finance income on direct financing leases. Management fees are earned for management services provided to the partnerships. Such fees are recognized as earned.

     Direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable plus the estimated unguaranteed residual value of leased equipment less the unearned lease income. Unearned lease income represents the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Unearned lease income is recognized as revenue over the term of the lease by the effective interest method. Initial direct costs incurred in consummating a lease are capitalized as part of the investment in direct finance leases and amortized over the lease term as a reduction in the yield.

  Energy

     Working interest, royalties and override revenues are recognized based on production. Well service income is recognized as revenue as services are performed.

ACCOUNTING STANDARDS

     In March 1995, the Financial Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This standard requires the review of long-lived assets for impairment. SFAS No. 121 is required to be adopted for financial statements with fiscal years beginning after December 15, 1995 and requires the cumulative effect of the accounting change to be reported in net income in the year of adoption. The Company believes adoption of this standard will not have a material adverse impact on the Company's financial position or results of operation.

     In October 1995, FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." The Company recognizes compensation expense with respect to stock option grants to employees using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. The Company does not intend to elect the fair value method of accounting for employee stock-based compensation encouraged, but not required, by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."

                             RESOURCE AMERICA, INC.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management has not completed an analysis of the impact of applying this new statement, however, the Company intends to begin applying this new standard, effective January 1, 1997.

CASH FLOW STATEMENTS

     The Company considers temporary investments with a maturity at the date of acquisition of 90 days or less to be cash equivalents.

    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:     1996          1995          1994
    --------------------------------------------------  --------     ----------     --------
    Cash paid (refunded) during the year for:
      Interest........................................  $796,911     $1,103,527     $ 22,812
      Income Taxes....................................   770,000        254,981      (40,000)

RESTRICTED CASH

     The Company's restricted cash is invested in short-term highly-liquid investments. Classified as a noncurrent asset, it represents collateral for a portion of the Company's long-term debt.

LIMITED PARTNERSHIPS

     A substantial portion of the Company's activities and revenues are attributable to limited partnerships ("Partnerships") in which it serves as general partner and assumes the customary rights and obligations for the Partnerships. As the general partner in these various limited partnerships, the Company is liable for partnership liabilities and can be liable to limited partners if it breaches its responsibilities with respect to the operations of the limited partnerships. Investments in leasing partnerships are accounted for on the equity basis.

     The Company is entitled to receive management fees, reimbursement for administrative costs, and to share in the Partnerships' revenue and costs and expenses according to the respective Partnership agreements. Such fees and reimbursements are recognized as income and are included in energy services and equipment leasing revenue. Amounts reimbursed for costs incurred as operator of certain oil and gas partnership properties and the general partner of certain equipment leasing partnerships for the years ended September 30, 1996, 1995 and 1994 were $1,558,000, $525,000, and $722,000, respectively. The Company includes in its operations the portion of the oil and gas Partnerships' revenues and expenses applicable to its interests therein.

INCOME TAXES

     The Company recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between the financial statement and tax bases of assets and liabilities and carryforwards utilizing enacted rates. Deferred tax provision or benefit represents the change during the period in the deferred tax asset and liability balances.

EARNINGS PER SHARE

     Earnings per common share -- primary are determined by dividing net income by the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents include shares issuable under the terms of various stock option and warrant agreements (see Notes 5 and 8). Fully diluted earnings per share reflect additional dilution related to stock options and warrants due

                             RESOURCE AMERICA, INC.

to the use in that computation of the market price of the Company's shares at the end of the period, which price is higher than the average price for the period.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements to conform with the 1996 presentation.

NOTE 3 -- TRANSACTIONS WITH RELATED PARTIES

     The Company administers the activities of certain partnerships that it sponsors (see Note 2). Energy service revenues primarily represent services provided to Partnerships and joint ventures managed by the Company.

     In accordance with industry practice, the Company charges each producing well in the Partnerships and joint ventures a fixed monthly overhead fee and a proportionate share of certain lease operating expenses. These charges are to reimburse the Company for certain operating and general and administrative expenses.

     Until April 1996, the Chairman of the Company was of counsel to Ledgewood Law Firm, P.C., a law firm which provides legal services to the Company. The firm was paid $402,000 and $562,000 during fiscal 1996 and 1995, respectively, for legal services, primarily related to the purchase and restructuring of real estate mortgages. Additionally, during fiscal year 1994, at which time the Chairman was a principal of the firm, the firm was paid $464,000 for legal services primarily related to the purchase of real estate mortgages and the placement of the senior note referred to in Note 5.

     In addition, during 1994 the Company retained an individual who is associated with the Chairman of the Company in other business ventures, to perform due diligence services in connection with the placement of the $8,000,000 senior secured note referred to in Note 5. The Company paid approximately $76,000 to this individual during 1994.

     The Company holds commercial real estate loans of borrowers whose underlying properties are managed by Brandywine Construction and Management, Inc. ("BCMI"). The Company has advanced funds to certain of these borrowers for improvements on their properties which have been performed by BCMI. In five instances, the President of BCMI has also acted as the general partner of the borrower. The Chairman of the Company is Chairman of the Board of Directors and a minority shareholder (approximately 8%) of BCMI. BCMI has agreed to subordinate its management fees to receipt by the Company of minimum required debt service payments under the obligations held by the Company.

     The Company also maintains normal banking and borrowing relationships with Jefferson Bank, a subsidiary of JeffBanks, Inc. The Chairman of the Company and his spouse are officers and directors of JeffBanks, Inc. (and his spouse is Chairman and Chief Executive Officer of Jefferson Bank and JeffBanks, Inc.), and are principal shareholders thereof. The Company borrowed $2.5 million from Jefferson Bank in the first quarter of fiscal 1995 under terms which the Company believes were no less favorable to it than those available from independent third parties. The loan was repaid within fiscal 1995. The Company anticipates that it may effect other borrowings in the future from Jefferson Bank; it anticipates that any such borrowings will be on terms similar to those which could be obtained by an unrelated borrower.

     In December 1994, the Company acquired a loan with a face amount of $3,000,000 from California Federal Bank, FSB, at a cost of $1,671,695. The loan is secured by a property owned by a borrower whose general partner is the President of BCMI. The Chairman of the Company is a limited partner in such partnership. The borrower refinanced the Company's loan in September 1995, applying $1,975,000 of the proceeds to the repayment of the Company's loan. As a result, the Company obtained a gain on its investment of $303,305, while maintaining a continuing interest in the loan of approximately $1 million. In August 1994,

                             RESOURCE AMERICA, INC.

the Company acquired from third parties a loan, in the original principal amount of $3,550,000 (and with a then-outstanding balance of $4,388,644), for an investment of $1,612,674. The borrower is a limited partnership of which a director of the Company is currently the general partner. A director of the Company assumed such position after the Company's acquisition of the loan. Previously, the general partner had been the President of BCMI. The borrower subsequently refinanced the loan with another third party, and repaid the Company $934,000, leaving the Company with a net investment of $419,039. In April 1996, the Company provided $114,948 of mortgage financing to a partnership controlled by the President of BCMI for the purchase by such partnership of a property owned, through foreclosure, by Jefferson Bank. After first mortgage financing, the Company had a net investment of $109,206. The Company leases its executive offices and asset acquisition and resolution headquarters in Philadelphia from a partnership of which an officer of the Company is the general partner and the Chairman of the Company is a limited partner.

NOTE 4 -- INVESTMENT IN DIRECT FINANCING LEASES

     Components of the net investment in direct financing leases as of September 30, 1996, as well as future minimum lease payments receivable, including residual values, are as follows:

        1997.............................................................  $ 306,779
        1998.............................................................    176,145
        1999.............................................................    168,548
        2000.............................................................    107,034
        2001.............................................................     88,869
                                                                           ---------
        Total minimum lease payments receivable..........................  $ 847,375
        Initial direct costs, net of amortization........................     66,769
        Unguaranteed residual............................................     75,633
        Unearned lease income............................................   (253,164)
        Provision for possible losses....................................     (7,167)
                                                                           ---------
          Net investment in direct financing leases......................  $ 729,446
                                                                           =========

     A summary of activity in the Company's allowance for possible losses related to direct financing leases for the seven months ended September 30, 1996 is as follows:

        Balance, beginning of period.....................................  $      --
        Provision charged to expense.....................................      7,167
        Write offs.......................................................         --
                                                                           ---------
        Balance, end of period...........................................  $   7,167
                                                                           =========

     Unguaranteed residual value represents the estimated amount to be received at contract termination from the disposition of equipment financed under direct financing leases. Amounts to be realized at contract termination depend on fair market value of the related equipment and may vary from the recorded estimate. Residual values are reviewed periodically to determine if the equipment's fair market is below its recorded value.

     Certain of the leases have options to purchase the underlying equipment at the end of the lease term at fair value or the stated residual which is not less that the book value at termination.

                             RESOURCE AMERICA, INC.

NOTE 5 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                        SEPTEMBER 30,
                                                                  -------------------------
                                                                     1996           1995
                                                                  ----------     ----------
    Mortgage note payable to a bank, secured by real estate,
      monthly installments of approximately $4,000 including
      interest at  3/4% above the prime rate through May 2002
      (rate of 9.5% at September 30, 1996)......................  $  214,779     $  241,347
    Loan payable to a bank, secured by a certificate of deposit,
      20 equal semiannual installments of $32,143 through
      February, 2003, and quarterly payments of interest at
       1/2% above the prime rate through 2003 (See Note 8)......     417,836        482,128
    9.5% senior secured note payable, interest due
      semi-annually, principal due May 2004.....................   7,902,708      7,890,207
    Unsecured loan payable, monthly installments of
      approximately $5,200 including interest at 2.25% above the prime rate (but not less than 7% nor greater than 14.25%)
      through April 2004 at which time the unpaid balance shall
      be due....................................................     536,201             --
                                                                  ----------     ----------
                                                                   9,071,524      8,613,682
    Less amounts payable in one year............................     105,000         91,000
                                                                  ----------     ----------
                                                                  $8,966,524     $8,522,682
                                                                  ==========     ==========

     The long-term debt maturing over the next five years is as follows:
1997 -- $105,000; 1998 -- $109,000; 1999 -- $114,000; 2000 -- $120,000 and
2001 -- $126,000.

     In May 1994, the Company privately placed with an insurance company at 9.5%, a senior secured note in the principal amount of $8,000,000 together with an immediately exercisable detachable warrant to purchase, at any time through May 24, 2004, 449,440 shares, subject to adjustment, of the Company's common stock at an exercise price of $3.38 per share. The value assigned to the warrant ($100,000) has been accounted for as paid-in capital, resulting in a discount which is being amortized on a straight-line basis over the life of the note. The senior note is collateralized by substantially all of the Company's oil and gas properties and certain of the Company's real estate loans (see Note 12). Among other restrictions, the note agreement limits the payment of dividends, requires the insurance company's consent to mergers and the sale of substantial assets, limits the Company's incurring additional indebtedness, and requires the maintenance of certain financial ratios. At September 30, 1996 and 1995, the Company was in compliance with such covenants.

NOTE 6 -- INCOME TAXES

     The following table details the components of the Company's income tax expense for the years 1996, 1995 and 1994.

                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Provision (benefit) for federal income tax
    Current........................................  $1,147,000        157,000         60,000
    Deferred.......................................   1,059,000        473,000       (160,000)
                                                     ----------       --------      ---------
                                                     $2,206,000     $  630,000     $ (100,000)
                                                     ==========       ========      =========

                             RESOURCE AMERICA, INC.

     A reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate is as follows:

                                                                      1996     1995     1994
                                                                      ----     ----     ----
    Statutory tax rate..............................................   34%      34%      34 %
    Statutory depletion.............................................   (4)      (4)     (18 )
    Non-conventional fuel credits...................................   --       (1)      (4 )
    Adjustment of prior year's accruals.............................   --       (3)      (7 )
    Adjustment to valuation allowance for deferred tax assets.......   --       (7)      (9 )
    Other...........................................................   --       --       (4 )
                                                                       --       --
                                                                                        ---
                                                                       30%      19%      (8 )%
                                                                       ==       ==      ===

     The components of the net deferred tax liability are as follows:


                                                                   1996            1995
                                                                -----------     -----------
    Deferred tax assets:
      Statutory depletion carryforward........................  $        --     $   634,000
      Investment tax credit carryforwards.....................           --         122,000
      Alternative minimum tax credit carryforwards............       61,000         221,000
      Interest receivable.....................................       45,000         120,000
                                                                -----------     -----------
                                                                    106,000       1,097,000
    Deferred tax liabilities:
      Excess of tax over book depreciation, depletion, and
         amortization.........................................   (2,160,000)     (2,138,000)
      ESOP benefits...........................................     (140,000)       (106,000)
      Other items, net........................................      (12,000)             --
                                                                -----------     -----------
                                                                 (2,312,000)     (2,244,000)
                                                                -----------     -----------
         Net deferred tax liability...........................  $(2,206,000)    $(1,147,000)
                                                                ===========     ===========


NOTE 7 -- STOCKHOLDERS' EQUITY

     On October 16, 1995, the Company's shareholders authorized an amendment to the Certificate of Incorporation of the Company to effect a division of the Company's Common Stock into two classes, Class A Common Stock and Class B Common Stock. The Company's existing Common Stock is designated as Class A Common Stock. Class B Common Stock is currently reserved for issuance upon the exercise of certain warrants held by Physician's Insurance Company of Ohio. This action did not affect the number of authorized or outstanding shares of Common or Preferred Stock. Class A Common Stock and Class B Common Stock have the same relative rights in all matters except for the election of directors.

     Subsequent to the date of this report, upon the effective date of the filing of a registration statement, the Class B Common Stock will merge automatically into the Class A Common Stock and the merged class will be designated as Common Stock.

     On December 20, 1995 and March 12, 1996, the Board of Directors declared 6% stock dividends of the Company's Class A common stock payable on January 31, 1996 and April 30, 1996, to shareholders of record on January 17, 1996 and April 16, 1996, respectively. On May 9, 1996, the Board of Directors authorized a five-for-two stock split effected in the form of a 150% stock dividend payable on May 31, 1996 to shareholders of record on May 20, 1996. These dividends resulted in the issuance of 1,219,297 additional shares of Class A common stock. Earnings per share and weighted average shares outstanding have been restated to reflect the above transactions.

     On September 9, 1996, the Company's shareholders authorized an amendment to the Certificate of Incorporation of the Company to increase the total number of shares of capital stock authorized to 9 million,

                             RESOURCE AMERICA, INC.

of which 6.5 million are Class A Common Stock, 1.5 million are Class B Common Stock and 1 million are Preferred Stock.

NOTE 8 -- EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN

     During 1989, the Company established an Employee Stock Ownership Plan ("ESOP"), to which it sold 168,540 newly-issued shares for $1,200,000. The ESOP is a qualified non-contributory retirement plan to acquire shares of the Company's common stock for the benefit of all employees 21 years of age or older and who have completed 1,000 hours of service for the Company. Contributions to the ESOP are made at the discretion of the Board of Directors. The ESOP borrowed the funds to purchase the shares under a seven year bank term loan that was guaranteed by the Company. In February 1993, this loan was retired and refinanced by a loan from the Company, which borrowed the funds for such loan from another bank (see Note 5).

     The stock purchased by the ESOP with the money borrowed is held by the ESOP trustee in a "suspense account." On an annual basis, a portion of the common stock is released from the "suspense account" and allocated to participating employees. Any dividends on ESOP shares are used to pay principal and interest on the loan. As of September 30, 1996, there were 122,412 shares allocated to participants. Compensation expense related to the plan is based upon principal and interest payments to the bank less dividends paid to ESOP shares, such expense amounted to $50,300, $91,000 and $94,800 for the years ended September 30, 1996, 1995 and 1994, respectively.

     The loan from the bank to the Company is payable in semiannual installments through February 1, 2003. The loan from the Company to the ESOP was payable on a quarterly basis through August 1, 1996. Both the loan obligation and the unearned benefits expense (a reduction in shareholders' equity) will be reduced by the amount of any loan principal payments made by the Company.

EMPLOYEE SAVINGS PLAN

     The Company has an Employee Retirement Savings Plan and Trust under Section 401(k) of the Internal Revenue Code which allows employees to defer up to 10% of their income on a pretax basis through contributions to the savings plan. The Company matches up to 100% of each employee's contribution. Included in general and administrative expenses are $44,700, $28,100 and $20,000 for the Company's contributions for the years ended September 30, 1996, 1995, and 1994, respectively.

STOCK OPTIONS

     Under the Company's 1984 Key Employee Stock Option Plan, officers and certain key employees may be granted options to purchase shares of stock at an option price of not less than the fair market value on the date of the grant. The plan also provides for the grant of Stock Appreciation Rights ("SAR's") to accompany the grant of options. A right entitles the holder to benefit from market appreciation in the Company's stock subject to the right between the date of grant and the date of exercise without requiring any payment on the part of the holder. Upon exercise of a right, the holder is entitled to receive an amount of stock (or, at the election of the Board of Directors, cash) equal in value to the amount of such appreciation.

     A total of 56,180 shares were originally reserved for issuance under the plan. The exercise of SAR's on 44,944 shares has reduced the number of shares reserved to 11,236 for which options were outstanding at September 30, 1996, at an exercise price of $2.76 per share. To exercise any part of an option, an optionee must remain in the continuous employment of the Company for one year after the date of grant.

     In January 1990, the stockholders approved the Resource America, Inc., 1989 Key Employee Stock Option Plan ("Plan"). The Plan, for which 196,630 shares were originally reserved, provides for the issuance

                             RESOURCE AMERICA, INC.

of Incentive Stock Options and Non-qualified Stock Options ("Options") and SAR's. In October 1995, the Company's shareholders approved an amendment to the Plan increasing the number of shares reserved to 393,260 shares. In fiscal 1996, options for 28,090 shares were exercised and options for 28,090 shares were cancelled. The Plan is administered by a Compensation Committee ("Committee") of the Board of Directors consisting of at least two members of the Board, neither of whom can receive Options or SAR's under the Plan. The Committee may grant to eligible employees Options to purchase shares or SAR's and, at its discretion, may set terms and conditions required of a recipient as a condition to his exercise of the Option or SAR. At September 30, 1996, Options for a total of 337,080 shares were outstanding at a weighted-average exercise price of $6.32 per share.

     Options under either plan become exercisable as to 25% of the optioned shares each year after the date of grant, and expire not later than ten years after grant.

     A summary of the changes in shares under option for both plans follows:

                                                                     (NUMBER OF SHARES)
                                                               -------------------------------
                 YEARS ENDED SEPTEMBER 30,                      1996        1995        1994
-----------------------------------------------------------    -------     -------     -------
Outstanding, October 1.....................................    202,248     202,248     202,248
Exercised at $2.76 per share...............................    (28,090)                     --
Canceled at $2.76 per share................................    (28,090)                     --
Granted at $8.19 and $9.01 per share.......................    202,248
Outstanding, September 30..................................    348,316     202,248     202,248
Exercisable, September 30..................................    109,551     101,124      50,562
Available for grant, September 30..........................         --       5,618       5,618

     In addition, a key employee of Fidelity Leasing, Inc. ("FLI," a wholly owned subsidiary of the Company), has received options to purchase 10% of the common stock of FLI (1 million shares) at an aggregate price of $220,000 and, should FLI declare a dividend, will receive payments on the options in an amount equal to the dividends that would have been paid on the shares subject to the options had they been issued. FLI has also established another option plan, in the amount of 500,000 shares of common stock, for grant (at the discretion of FLI's board of directors) to other employees of FLI. In the event that, prior to becoming a public company, FLI issues stock to anyone other than the Company or the key employee, the employee is entitled to receive such additional options as will allow him to maintain his 10% equity position in FLI (excluding shares issuable pursuant to the employee option plan referred to above), at an exercise price equal to the price paid or value received in the additional issuance. FLI does not anticipate making any such issuances.

     The options issued to the key employee vest 25% per year beginning in March 1997 (becoming fully invested in March 2000), and terminate in March 2005, provided that no more than $100,000 of shares (measured by "fair market value") may be purchased in any year pursuant to option exercises. The options become fully vested and immediately exercisable in the event of a change in control of FLI. The key employee has certain rights, commencing after March 5, 2000, to require FLI to register his option shares under the Securities Act. In the event FLI does not become a public company by March 5, 2001, the key employee may require that FLI thereafter buy, for cash, FLI shares subject to such employee's options at a price equal to ten times FLI's after-tax earnings per share for the fiscal year ended immediately prior to the giving of notice by such employee of his exercise of this right. FLI is required to purchase 25% of such employee's shares in each year following such employee's exercise of this right.

                             RESOURCE AMERICA, INC.

NOTE 9 -- COMMITMENTS

     The Company leases office space with varying expiration dates through 2001. Rental expense was $188,900, $60,500 and $47,000 for the years ended September 30, 1996, 1995 and 1994, respectively. Future minimum rental commitments at September 30, 1996 and thereafter are as follows:

            1997.......................................................  199,000
            1998.......................................................  200,000
            1999.......................................................  196,000
            2000.......................................................  175,000
            2001.......................................................   54,000

     As of September 30, 1996, the Company had outstanding commitments to fund the purchase of equipment which it intends to lease, with an aggregate cost of $441,000.

NOTE 10 -- ACQUISITION

     Effective September 1, 1995, the Company acquired F.L. Partnership Management, Inc. ("FLPM"), (formerly Fidelity Leasing Corporation), an equipment leasing company, for $1,456,000 in cash (including related expenses) and the assumption of $312,000 in liabilities. The acquisition was accounted for as a purchase and, accordingly, FLPM's assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The purchase price resulted in an excess of costs over net assets acquired (goodwill) of approximately $558,000, which is being amortized on a straight line basis over 15 years. FLPM currently manages six equipment leasing partnerships.

     The following pro forma results of operations give effect to the above acquisition as though it had occurred on October 1, 1993:

                                                              1995        1994
                                                             -------     -------
                                                                (IN THOUSANDS
                                                              EXCEPT PER SHARE
                                                                  AMOUNTS)
Revenue....................................................  $13,473     $10,342
Net Income.................................................    2,865       1,664
Net Income per common share................................     1.28         .83

     The pro forma results of operations have been prepared for comparative purposes only and do not purport to present actual operating results had the acquisition been made at the beginning of each year, or of results which may occur in the future.

                             RESOURCE AMERICA, INC.

NOTE 11 -- INDUSTRY SEGMENT INFORMATION AND MAJOR CUSTOMERS

     The Company operates in three principal industry segments -- real estate, energy and leasing. Segment data for the years ended September 30, 1996, 1995, and 1994 are as follows:

                                                              1996        1995        1994
                                                             -------     -------     -------
                                                                   (IN THOUSANDS OF $)
Revenue:
  Real estate..............................................  $ 7,171     $ 6,114     $ 2,522
  Energy...................................................    5,157       5,332       5,522
  Leasing..................................................    4,466          --          --
  Corporate................................................      197         148         136
                                                             -------     -------     -------
                                                              16,991      11,594       8,180
                                                             =======     =======     =======
Depreciation, Depletion, and Amortization:
  Real estate..............................................       38          37          37
  Energy...................................................    1,062       1,254       1,268
  Leasing..................................................      204          --          --
  Corporate................................................       65          44          41
                                                             -------     -------     -------
                                                               1,369       1,335       1,346
                                                             =======     =======     =======
Operating Profit (Loss):
  Real estate..............................................    6,259       4,444       1,819
  Energy...................................................    1,437       1,085         488
  Leasing..................................................    1,916          --          --
  Corporate................................................   (2,266)     (2,184)     (1,091)
                                                             -------     -------     -------
                                                               7,346       3,345       1,216
                                                             =======     =======     =======
Identifiable Assets:
  Energy...................................................   12,675      13,790      14,570
  Real estate..............................................   22,087      18,225      10,489
  Leasing..................................................    3,019         991          --
  Corporate................................................    6,178       4,544       9,737
                                                             -------     -------     -------
                                                              43,959      37,550      34,796
                                                             =======     =======     =======
Capital Expenditures:
  Real Estate..............................................       17         172           2
  Energy...................................................      501         637         982
  Leasing..................................................      531          --          --
  Corporate................................................       48           8          53
                                                             -------     -------     -------
                                                             $ 1,097     $   817     $ 1,037
                                                             =======     =======     =======

     Operating profit (loss) represents total revenue less operating expenses, excluding interest and general corporate expenses. A portion of executive salaries, included in their entirety in general and administrative expenses on the Company's Consolidated Statements of Operations, have been allocated to each segment based on the time spent in each area of the business.

     The Company's natural gas is sold under contract to various purchasers. For the year ended September 30, 1996, gas sales to two purchasers accounted for 13% and 29% of the Company's total production revenues. Gas sales to one purchaser individually accounted for 15% and 16% of total revenues for the years

                             RESOURCE AMERICA, INC.

ended September 30, 1995 and 1994, respectively. Interest and fees earned from one borrower approximated 24% of total real estate revenues for the year ended September 30, 1995.

NOTE 12 -- INVESTMENTS IN REAL ESTATE LOANS


     The Company has focused its real estate activities on the purchase of income producing mortgages at a discount to the face value of such mortgages and also to the appraised value of the property underlying the mortgage. Cash received by the Company for payment on each mortgage is allocated between principal and interest -- the interest portion of the cash received is recorded as income to the Company. Additionally, the Company records as income the accrual of a portion of the discount to the underlying collateral value. This "accretion of discount" amounted to $953,774 during the year ended September 30, 1996. As the Company sells participations or receives funds from refinancings in such mortgages, a portion of the cash received is employed to reduce the cumulative accretion of discount included in the carrying value of the Company's investment in real estate loans.


     At September 30, 1996 and 1995,the Company held real estate loans having aggregate face values of $79,101,000 and $51,690,000, respectively, which were being carried at aggregate costs of $21,798,000 and $17,991,000, including cumulative accretion of $2,066,000 and $1,168,000, respectively. The following is a summary of the changes in the carrying value of the Company's investments in real estate loans for the years ended September 30, 1996 and 1995:

                                                                  1996            1995
                                                               -----------     -----------
Balance, beginning of period...............................    $17,991,415     $10,385,587
  New real estate loans....................................     15,126,777      13,588,000
  Additions to existing loans..............................      2,564,319       1,299,696
  Accretion of discount....................................        953,774       1,175,886
  Collections of principal.................................     (9,377,017)     (2,555,285)
  Cost of mortgages sold...................................     (5,461,500)     (5,902,469)
                                                               -----------
Balance, end of period.....................................    $21,797,768     $17,991,415
                                                               ===========

     Investments in Real Estate Loans at September 30 consists of:

                                                                             SEPTEMBER 30,
                                                                      ---------------------------
                                                                         1996            1995
                                                                      -----------     -----------
Property 001   Subordinated wraparound note, face value of
               $4,500,000, secured by residential real estate
               located in Pittsburgh, PA, interest at 14.5%, due
               December 31, 2002....................................  $ 2,410,665     $ 2,334,850
Property 002   Note, face value of $1,080,000, secured by
               residential real estate located in Philadelphia, PA,
               interest at 12%, due October 31, 1998................      179,980         147,972
Property 003   Mortgage note, face value of $1,798,000, secured by
               residential real estate located in Margate, NJ,
               interest at the Chase Manhattan Bank prime rate (but
               not less than 9% nor greater than 15.5%), due January
               1, 2003. In August 1996, the owner of the property
               refinanced the mortgage note with an unaffiliated
               party, simultaneously paying the Company $627,200
               toward principal and interest leaving a remaining
               face value due the Company of $1,633,000.............      694,850         424,749

                             RESOURCE AMERICA, INC.

                                                                             SEPTEMBER 30,
                                                                      ---------------------------
                                                                         1996            1995
                                                                      -----------     -----------
Property 004   Note, face value of $1,312,000, secured by
               residential real estate located in Philadelphia, PA,
               interest at 2 1/2% over the monthly national median
               annualized cost of funds for SAIF-insured
               institutions as announced by the Federal Deposit
               Insurance Corporation, due October 31, 1998..........      226,968         189,347
Property 005   Note, face value of $4,234,000 by commercial real
               estate located in Pittsburgh, PA, interest at 10.6%,
               due February 7, 2001.................................    1,086,709         675,805
Property 006   Subordinated note, face value of $4,165,000, interest
               at 1/2% over the Maryland National Bank prime rate,
               due July 31, 1998....................................    1,537,546       1,469,899
Property 007   Note, face value of $1,776,000, secured by a judgment
               lien, relating to real estate located in St. Cloud,
               MN, interest at 10%, due December 31, 2014...........      527,846         489,196
Property 008   Subordinated note, face value of $3,559,000, secured
               by an unrecorded deed relating to real estate located
               in Philadelphia, PA, interest at 2% over the yield of
               one-year United States Treasury securities, due July
               31, 1998.............................................      721,212         724,422
Property 009   Subordinated notes, face value of $1,495,000 secured
               by residential real estate located in Philadelphia,
               PA, interest at 2% over the Mellon Bank prime rate,
               due October 31, 1999.................................      510,608         545,077
Property 010   Mortgage note, face value of $1,211,000, secured by
               residential real estate located in Philadelphia, PA,
               interest at 3% over the Federal Home Loan Bank of
               Pittsburgh rate, due September 2, 1999...............      112,467         107,450
Property 011   Mortgage note, face value of $900,000, secured by
               commercial real estate located in Washington, D.C.,
               interest at 1 1/2% over the First Union National Bank
               rate, due September 30, 1999.........................      414,360         289,504
Property 012   Mortgage notes, face value of $1,962,000, secured by
               residential real estate located in Philadelphia, PA,
               varying interest rates from 9 1/2% to 14.5%, due
               December 2, 1999.
               In August 1996, the owner of the property refinanced
               the mortgage note with an unaffiliated party,
               simultaneously paying the Company $1,079,300 toward
               principal and interest on these loans................      747,640         195,092
Property 013   Mortgage note, face value of $3,000,000, secured by
               commercial real estate located in Pasadena, CA,
               interest at 2.75% over the average cost of funds to
               FSLIC-insured savings and loan associations, 11th
               District (but not less than 5.5% nor greater than
               15.5%), due May 1, 2001..............................      302,354         295,608

                             RESOURCE AMERICA, INC.

                                                                             SEPTEMBER 30,
                                                                      ---------------------------
                                                                         1996            1995
                                                                      -----------     -----------
Property 014   Wraparound note, face value of $12,000,000 consisting
               of a first mortgage held by the Company of $9,000,000
               secured by commercial real estate located in
               Washington, D.C., a note and a $3,000,000 second
               mortgage held by an unrelated party, interest at 12%,
               due November 30, 1998. In October 1995, the owner of
               the property refinanced the mortgage note with an
               unaffiliated party, simultaneously paying the Company
               $6,487,000 toward principal and interest on this
               loan.................................................    3,170,843       9,252,716
Property 015   Subordinated wraparound note, face value of
               $3,500,000, secured by residential real estate
               located in New Concord, NC, interest at 12%, due
               August 25, 2000......................................      356,147         146,765
Property 016   Wraparound note, face value of $5,198,000, secured by
               real estate located in Rancho Cordova, CA, interest
               at 8.5%, due December 31, 2019. In November 1995, the
               Company bought the underlying first mortgage for
               $1,328,000 and sold a senior participation in this
               mortgage for $2,400,000, resulting in a gain of
               $799,000 and a remaining face value due the Company
               of $4,143,000........................................      428,703         702,963
Property 017   Subordinated wraparound note, face value of
               $3,300,000 secured by commercial real estate located
               in Elkins, WV, interest at 13.6%, due in equal
               installments through December 31, 2018...............      961,756              --
Property 018   Mortgage note, face value of $2,271,000, secured by
               commercial real estate located in Northridge, CA,
               interest at 9%, due December 27, 2000. In December
               1995, the Company sold a senior participation in this
               mortgage for $1,969,000 resulting in a gain of
               $538,000 and a remaining face value due the Company
               of $743,000..........................................      782,973              --
Property 019   Mortgage note, face value of $4,627,000, secured by
               residential real estate located in Philadelphia, PA,
               interest at 7.75%, due December 31, 2000. In April
               1996, the owner of the property refinanced the
               mortgage note property with an unaffiliated party,
               simultaneously paying the Company $3,020,000 toward
               principal and interest on this loan..................      900,017              --
Property 020   Mortgage note, face value of $4,800,000 secured by
               real estate located in Cherry Hill, NJ, interest at
               10%, due February 7, 2001. In September 1996, the
               Company sold a senior participation in this mortgage
               for $2,000,000, resulting in a gain of $625,000 and a
               remaining face value due the Company of $3,072,000...    1,536,729              --

                             RESOURCE AMERICA, INC.

                                                                             SEPTEMBER 30,
                                                                      ---------------------------
                                                                         1996            1995
                                                                      -----------     -----------
of$1,259,000...516,036-- Property Subordinated participation loan, face value of
  022          $2,038,000, secured by real estate located in
               Philadelphia, PA, interest at 85% of the 30-day rate
               on $100,000 Certificates of Deposit as published by
               the Wall Street Journal plus 2.75%, due October 31,
               1998.................................................    1,060,176              --
Property 023   Subordinated mortgage note, face value of $600,000,
               secured by real estate located in Philadelphia, PA,
               interest at 12%, due March 28, 2001..................      110,559              --
Property 024   Mortgage note, face value of $3,500,000, secured by
               residential real estate located in Sharon Hill, PA,
               interest at 10.5%, due December 31, 2002.............    2,500,624              --
                                                                      -----------     -----------
                                                                      $21,797,768     $17,991,415
                                                                       ==========      ==========

     As referenced above, during fiscal years 1995 and 1996 the Company sold senior participations in seven and three real estate loans, respectively, to an insurance company and, in fiscal 1996, one loan to a financial institution. Both the insurance company and the financial institution have certain recourse rights against the Company should the loans not perform under the terms of the participation agreements. In addition, the Company issued to the insurance company warrants to purchase 421,350 shares and 112,360 shares of the Company's common stock at $4.18 and $3.38 per share, respectively. The total value assigned to the warrants ($118,800) has been accounted for as paid-in capital.

     Further, as referenced above, in 1996 the owners of two properties on which the Company held mortgage notes refinanced those Notes with unaffiliated parties. The Company received payments of principal and interest on these notes and now holds positions which are subordinated to the new first mortgage notes placed on the properties by the unaffiliated parties.

NOTE 13 -- SUPPLEMENTAL OIL AND GAS INFORMATION

     Results of operations for oil and gas producing activities:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
                                                                      (IN THOUSANDS OF $)
Revenues......................................................  $ 3,421     $ 3,452     $ 3,442
Production costs..............................................   (1,421)     (1,502)     (1,369)
Exploration expenses..........................................     (161)       (230)       (635)
Depreciation, depletion, and amortization.....................     (781)       (922)       (977)
Income taxes..................................................      (96)         --          --
                                                                -------     -------     -------
Results of operations for producing activities................  $   962     $   798     $   461
                                                                =======     =======     =======

                             RESOURCE AMERICA, INC.

CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

     The components of capitalized costs related to the Company's oil and gas producing activities (less impairment reserve of $21,947 in 1996 and $30,000 in 1995) are as follows:

                                                       1996             1995             1994
                                                   ------------     ------------     ------------
Proved properties................................. $ 22,549,241     $ 22,416,419     $ 26,903,003
Unproved properties...............................      481,477          649,962          703,317
Pipelines, equipment, and other interests.........    2,540,050        2,487,508        2,561,500
                                                   ------------     ------------     ------------
     Total........................................   25,570,768       25,553,889       30,167,820
Accumulated depreciation, depletion, and
  amortization....................................  (14,305,928)     (13,589,493)     (17,381,995)
                                                   ------------     ------------     ------------
     Net capitalized costs........................ $ 11,264,840     $ 11,964,396     $ 12,785,825
                                                    ===========      ===========      ===========

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

     The costs incurred by the Company in its oil and gas activities during 1996, 1995 and 1994 are as follows:

                                                           1996         1995         1994
                                                         --------     --------     --------
    Property acquisition costs:
         Unproved properties...........................  $  2,421     $  5,373     $    220
         Proved properties.............................   156,751      388,392      794,585
    Exploration costs..................................   316,961      317,239      702,588
    Development costs..................................   176,290      211,313      214,747

OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     The Company's estimates of net proved developed oil and gas reserves and the present value thereof have been verified by E.E. Templeton & Associates, Inc., an independent petroleum engineering firm. The Company has no proven undeveloped reserves.

     The Company's oil and gas reserves are located within the United States. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future net revenues and the timing of development expenditures. The reserve data presented represent estimates only and should not be construed as being exact. In addition, the standardized measures of discounted future net cash flows may not represent the fair market value of the Company's oil and gas reserves or the present value of future cash flows of equivalent reserves, due to anticipated future changes in oil and gas prices and in production and development costs and other factors for which effects have not been provided.

     The standardized measure of discounted future net cash flows is merely information provided for the financial statement user as a common base for comparing oil and gas reserves of enterprises in the industry.

                                                                       GAS           OIL
                                                                      (MCF)        (BBLS)
                                                                    ----------     -------
    Balance -- September 30, 1993.................................  10,465,818     261,824
    Purchases of reserves in-place................................   2,835,913      53,111
    Current additions.............................................          --          --
    Sales of reserves in-place....................................      (1,865)        (66)
    Revisions to previous estimates...............................     (26,065)     15,992
    Production....................................................  (1,161,685)    (34,002)
                                                                    ----------     -------
    Balance -- September 30, 1994.................................  12,112,116     296,859

                             RESOURCE AMERICA, INC.

                                                                       GAS           OIL
                                                                      (MCF)        (BBLS)
                                                                    ----------     -------
    in-place............893,10423,284Current additions............     430,330       3,641
    Sales of reserves in-place....................................     (79,294)       (628)
    Revisions to previous estimates...............................     624,471      14,423
    Production....................................................  (1,198,245)    (36,420)
                                                                    ----------     -------
    Balance -- September 30, 1995.................................  12,782,482     301,159
    Purchase of reserves in-place.................................     293,602       8,880
    Current additions.............................................     237,070         726
    Sales of reserves in-place....................................     (18,645)     (1,885)
    Revision to previous estimates................................     723,242      35,002
    Production....................................................  (1,165,477)    (33,862)
                                                                    ----------     -------
    Balance -- September 30, 1996.................................  12,852,274     310,020
                                                                     =========     =======

     Presented below is the standardized measure of discounted future net cash flows and changes therein relating to proved developed oil and gas reserves. The estimated future production is priced at year-end prices. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved developed reserves based on year-end cost levels. The future net cash flows are reduced to present value amounts by applying a 10% discount factor.

                                                       1996             1995             1994
                                                   ------------     ------------     ------------
Future cash inflows..............................  $ 34,516,625     $ 30,257,454     $ 30,334,494
Future production and development costs..........   (16,764,409)     (15,199,823)     (15,071,229)
Future income tax expense........................    (2,731,883)      (1,260,450)        (961,919)
                                                   ------------     ------------     ------------
Future net cash flows............................    15,020,333       13,797,181       14,301,346
Less 10% annual discount for estimated timing of
  cash flows.....................................    (6,671,674)      (5,987,477)      (6,340,083)
                                                   ------------     ------------     ------------
Standardized measure of discounted future net
  cash flows.....................................  $  8,348,659     $  7,809,704     $  7,961,263
                                                    ===========      ===========      ===========

     The following table summarizes the changes in the standardized measure of discounted future net cash flows from estimated production of proved developed oil and gas reserves after income taxes.

                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Balance, beginning of period........................  $ 7,809,704     $ 7,961,263     $ 7,281,849
Increase (decrease) in discounted future net cash
  flows:
Sales and transfers of oil and gas, net of related
  costs.............................................   (1,927,865)     (1,869,399)     (1,344,839)
Net changes in prices and production costs..........    1,391,506        (186,722)       (239,502)
Revisions of previous quantity estimates............      696,880         417,560          69,501
Extensions, discoveries, and improved recovery less
  related costs.....................................      145,255         252,604              --
Purchases of reserves in-place......................      241,657         612,008       1,916,920
Sales of reserves in-place, net of tax effect.......      (25,570)        (46,306)         (1,425)
Accretion of discount...............................      850,640         841,775         760,714
Net change in future income taxes...................     (924,022)       (240,218)       (131,190)
Other...............................................       90,474          67,139        (350,765)
                                                      -----------     -----------     -----------
Balance, end of period..............................  $ 8,348,659     $ 7,809,704     $ 7,961,263
                                                       ==========      ==========      ==========

------------------------------------------------------
------------------------------------------------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information.................      2
Prospectus Summary....................      3
Summary Consolidated Financial Data...      6
Risk Factors..........................      8
Use of Proceeds.......................     15
Price Range of Common Stock and
  Dividend Policy.....................     15
Capitalization........................     16
Selected Consolidated Financial
  Data................................     17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     19
Business..............................     25
Management............................     44
Security Ownership of Certain
  Beneficial Owners and Management....     49
Description of Capital Stock..........     50
Underwriting..........................     53
Legal Matters.........................     54
Experts...............................     54
Consolidated Financial Statements.....    F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,200,000 SHARES

                                      LOGO

                             RESOURCE AMERICA, INC.

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                              --------------------
                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.

                                              , 1996

------------------------------------------------------
------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Registration and Filing Fees:
  Securities Exchange Commission..................................................  $  6,257
  NASD............................................................................    17,500
  Total Registration and Filing Fees..............................................  $ 23,757
Printing and Engraving*...........................................................    40,000
Legal*............................................................................   250,000
Blue Sky*.........................................................................     7,500
Accounting*.......................................................................    80,000
Transfer Agent....................................................................     3,000
Total Other Expenses*.............................................................    20,000
                                                                                    --------
Total Expenses....................................................................  $424,257
                                                                                    ========


---------------

*Estimate

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's By-laws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company issued to PICO, during 1994, 1995 and 1996, warrants to purchase 983,150 shares of Common Stock. See "Description of Capital
Stock -- Warrants" in the Prospectus. These securities were issued pursuant to the exemption contained in Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     A.   EXHIBITS.
          --------
             23.(a)   Consent of Grant Thornton LLP


ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of registrant's Certificate of Incorporation, Bylaws or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant undertakes that:

          1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 18. FINANCIAL STATEMENTS AND SCHEDULES

     (a) Inapplicable.

     (b) Schedule IV -- Mortgage Loans on Real Estate

                     INDEX TO FINANCIAL STATEMENT SCHEDULES


Report of Independent Accountants on Schedules ...................... II-5
Schedule IV - Mortgage loans on real estate ......................... II-6

All other schedules have been omitted because they are either not applicable or the information required has been disclosed in the financial statements and related notes included in this Prospectus.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                  ON SCHEDULES


Board of Directors
RESOURCE AMERICA, INC.

In connection with our audit of the consolidated financial statements of Resource America, Inc. and subsidiaries referred to in our report dated October 25, 1996, which is included in the Prospectus constituting Part I of the Registration Statement, we have also audited Schedule IV as of September 30, 1996. In our opinion, this schedule presents fairly, in all material respects, the information to be set forth therein.


Cleveland, Ohio
October 25, 1996

                                  SCHEDULE IV
                     RESOURCE AMERICA, INC. & SUBSIDIARIES
                         MORTGAGE LOANS ON REAL ESTATE

                                 SEPT 30, 1996


                                                                                                                        PRINCIPAL
                                                               PERIODIC                                   CARRYING      SUBJECT TO
                         INTEREST           FINAL MATURITY     PAYMENT        PRIOR      FACE AMOUNT      AMOUNT OF     DELINQUENT
DESCRIPTION                RATE                   DATE          TERMS         LIENS      OF MORTGAGES     MORTGAGES      INTEREST
FIRST MORTGAGES
Apartment bldg,       Fixed interest            12/31/2002         (a)             -       3,500,000      2,500,624           -
  Sharon Hill, PA       rate of 10.5%

SECOND LIEN LOANS
RENTAL APARTMENTS
Apartment bldg,       Fixed interest            12/31/2002         (a)    $2,565,000      $4,500,000     $2,410,665           -
  Pittsburgh, PA        rate of 14.5%

Rental Apartments,    Two loans with fixed    From June 1,          -              -               -      2,318,052    $129,704
  6 loans, original     interest rates of       1998 to
  loan amounts          12%; all remaining      August 25,
  ranging from          loans have varying      2000
  $1,080,000 to         rates from 7.3% to
  $3,500,000 in         14.5%
  Phil. PA, Margate
  NJ, &  New
  Concord NC

Apartment bldg,       2% over the yield of    7/31/1998            (a)     1,113,000       3,558,857        721,212           -
  Philadelphia, PA      one-year U. S.
                        Treasury securities

Apartment bldg, 3     Two loans with fixed    From October          -              -               -      1,137,203           -
  loans, original       interest rate of        31, 1999
  loan amounts          12% & other prime       to March 31,
  ranging from          plus 2%                 2001
  $600,000 to
  $7,192,702 in
  Philadelphia, PA

Apartment bldg,       Fixed interest rate     12/31/2000           (a)     3,207,000       4,627,000        900,017           -
  Philadelphia, PA      of 7.75%

Apartment bldg,       85% of the 30 day       10/31/1998           (a)     1,241,000       2,038,000      1,060,176           -
  Philadelphia, PA      rate on $100,000
                        CDS as published
                        by Wall Street plus
                        2.75%

COMMERCIAL

Office bldg,          Fixed rate of 10.6%     10/31/1998           (a)       840,000       4,234,402      1,086,709      13,085
  Pittsburgh, PA

Office bldg,          Prime plus 1.5%         9/30/1999            (a)       685,000         900,000        414,360           -
  Washington, D.C.

Office bldg,          Fixed interest rate     11/30/1998           (a)     6,878,000      12,000,000      3,170,843           -
  Washington, D.C.      of 12%

Office/Retail bldg,   Prime plus 1.5%         10/31/1998           (a)       889,000       4,165,000      1,537,546      71,929
  Alexandria, VA

Industrial bldg,      2.75% over the          5/1/2001             (a)     2,000,000       3,000,000        302,354           -
  Pasadena, CA          average cost of
                        funds to FSLIC-
                        Insured savings and
                        loan institutions

Retail bldgs, 3       Fixed rate from 8.5%    From December         -              -               -      1,918,305           -
  loans, original       to 13.6%                31, 2014 to
  loan amounts                                  December 31,
  ranging from                                  2019
  $1,776,246 to
  $5,198,000 in
  Rancho Cordova,
  Ca & St. Could,
  MN & Elkins,
  W. VA.

Retail bldg,          Fixed interest rate     11/01/1998           (a)     1,969,000       2,271,000        782,973           -
  Northridge, CA        of 9%

Office bldg,          Fixed interest rate     1/31/2001            (a)     2,000,000       4,800,000      1,536,729           -
  Cherry Hill, NJ       of 10%
                                                                         -----------     -----------    -----------    ---------
                                                                         $23,387,000     $49,594,259    $21,797,768    $214,718

Reconciliation of the total carrying amount of real estate loans for the year follows:

Balance at October 1, 1995                                    $17,991,415
   Additions during the period:

       New mortgage loans                     $15,126,777
       Amortization of discount                   953,774
       Additions of existing loans              2,564,319      18,644,870
                                    -------------------------------------
                                                              $36,636,285

Deductions during the period:

     Collections of principal                   9,377,017
     Cost of mortgages sold                     5,461,500      14,838,517
                                    -------------------------------------

Balance at September 30, 1996                                 $21,797,768
                                                              ===========

(a) All net cash flows from the property
(b) Cost for Federal income tax purposes equals $21,929,000

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on November 22, 1996.


                                          Resource America, Inc.

                                          By: /s/ Edward E. Cohen
                                             -------------------------------
                                              Edward E. Cohen, Chairman of the
                                              Board of Directors, Chief
                                              Executive Officer and President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


        /s/ Edward E. Cohen
---------------------------------------
EDWARD E. COHEN, Chairman of the
Board of Directors, Chief Executive
Officer, President and Director
(Chief Executive Officer)

       /s/ Carlos C. Campbell
---------------------------------------
CARLOS C. CAMPBELL, Director

          /s/ John R. Hart
---------------------------------------
JOHN R. HART, Director

        /s/ Andrew M. Lubin
---------------------------------------
ANDREW M. LUBIN, Director

       /s/ Alan D. Schreiber
---------------------------------------
ALAN D. SCHREIBER, M.D., Director

       /s/ Michael L. Staines
---------------------------------------
MICHAEL L. STAINES,
Senior Vice President, Secretary
and Director

         /s/ John S. White
---------------------------------------
JOHN S. WHITE, Director

        /s/ Nancy J. McGurk
---------------------------------------
NANCY J. MCGURK, Vice
President - Finance
(Chief Accounting Officer)

By:    /s/ Edward E. Cohen                 Date: November 22, 1996
   -----------------------------------
    EDWARD E. COHEN as Attorney-in- Fact
for each such person pursuant to power of
attorney heretofore filed as part of this
Registration Statement